As filed with the Securities and Exchange Commission on May 29, 2013

Registration No. 333-188721

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Waypoint Homes Realty Trust, Inc.

(Exact name of registrant as specified in governing instruments)

1999 Harrison Street

Oakland, California 94612

(510) 250-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary Beasley, President & Chief Executive Officer

Waypoint Homes Realty Trust, Inc.

1999 Harrison Street

Oakland, California 94612

(510) 250-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julian T.H. Kleindorfer Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Mark Schonberger Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, par value $0.01 per share	$100,000,000	$13,640

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Includes additional shares of common stock that the underwriters have the option to purchase, if any.
(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or the Securities Act, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2013

PRELIMINARY PROSPECTUS

             Shares

Common Stock

$                 per share

Waypoint Homes Realty Trust, Inc. is a recently formed Maryland corporation focused on the acquisition, renovation, leasing, maintenance and management of single-family homes to generate attractive risk-adjusted returns over the long-term through capital appreciation and dividend growth.

This is the initial public offering of our common stock. We are selling              shares of our common stock. We currently expect the initial public offering price to be between $                 and $                 per share of common stock.

We have granted the underwriters an option to purchase up to              additional shares of common stock.

We intend to apply to have the common stock listed on the NASDAQ Global Market under the symbol “WAY.”

We will be externally managed by Waypoint Real Estate Group, LLC and Waypoint Homes, Inc., or, collectively, WREG, entities with significant experience in the acquisition, renovation, leasing, maintenance and management of single-family homes on an institutional scale. See “Our Manager and the Management Agreement.”

As described herein, concurrently with the completion of this offering, certain investors in our initial financing will purchase              shares of our common stock in a private placement at a price per share equal to the initial public offering price less the underwriting discount, resulting in us receiving the same net proceeds from the sale of such shares as we would have received if they were sold in this offering.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a REIT, stockholders are generally restricted from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. In addition, our charter contains various other restrictions on ownership and transfer of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 for a discussion of the following and other risks:

•

We are a recently organized corporation with a limited operating history and have only identified a small portion of the properties we intend to acquire. Investors will not be able to evaluate the economic merits of any investments we make with the net proceeds prior to purchasing shares in this offering.

•

Acquiring homes during periods when substantial inflows of capital are creating intense competition in the single-family home sector may result in inflated purchase prices that may reduce our net rental yields and, in the event we elect to sell homes, our gains, if any, on any such sales.

•

We are externally managed and are dependent upon WREG and its key personnel to provide services to us. The loss of WREG’s services or the inability of WREG to effectively manage our growth could have an adverse impact on our business.

•	Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Waypoint Homes Realty Trust, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2013 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Jefferies

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus are accurate only as of their respective dates or such other date as is specified in these documents; provided that we will update this prospectus to the extent required by applicable law.

Industry and Market Data

We disclose estimates, forecasts and projections throughout this prospectus, in particular in the sections entitled “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, a real estate consulting firm. We have agreed to pay JBREC a total fee of $56,000 for the market study, of which $28,000 has been paid and $28,000 will be paid upon completion of this offering. Such information is included in this prospectus in reliance on

JBREC’s authority as an expert on such matters. The estimates, forecasts and projections prepared by JBREC are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. There is no assurance that any of the forecasted or projected outcomes or expectations will be achieved, and investors should not place undue reliance on them. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms “our company,” “we,” “us,” and “our” refer to Waypoint Homes Realty Trust, Inc., a Maryland corporation. References to “our operating partnership” refer to Waypoint Fund XI, LLC, or “WLLC,” a Delaware limited liability company that will convert into a Delaware limited partnership and be renamed Waypoint Homes Realty Trust, L.P. prior to the completion of this offering, and its subsidiaries. Except where the context suggests otherwise, the terms “WREG” or “our Manager” collectively refer to our external manager, Waypoint Real Estate Group, LLC, a California limited liability company, its subsidiaries and predecessor entities, and Waypoint Homes, Inc., a California corporation, and its subsidiaries. References to “single-family homes” refer to detached single-family residences and, to a much lesser extent, condominiums, townhomes and two- to four-unit dwellings.

Our Company

Waypoint Homes Realty Trust, Inc. is a recently formed Maryland corporation focused on the acquisition, renovation, leasing, maintenance and management of single-family homes. Our principal objective is to generate attractive risk-adjusted returns for our stockholders over the long-term through capital appreciation and dividend growth. We generate revenue by leasing our portfolio of single-family homes and, from this revenue, expect to pay the operating costs associated with our business and any distributions to our stockholders.

We will be externally managed by WREG. WREG is a vertically integrated operating company that maintains in-house operations associated with every stage of the life cycle of a single-family rental home. Since beginning operations in January 2009, WREG has developed an advanced, technology driven operating platform that provides the backbone for deal sourcing, property underwriting, acquisitions, asset protection, renovations, marketing and leasing, repairs and maintenance, portfolio reporting and property management of single-family homes. We believe that WREG’s proprietary technology will enable us to rapidly achieve significant scale in our target markets and efficiently manage our homes. Through May 24, 2013, WREG has assembled a portfolio of approximately 3,950 homes, representing over $660 million of total investment (including actual purchase price, transaction costs and renovation costs). As of April 30, 2013, WREG’s team consisted of over 450 employees. WREG is also our promoter.

We and WREG are striving to build a leading, nationally recognized brand that is based on a foundation of respect for our residents and the communities in which we operate. Our combined mission is to reinvent the home rental experience by providing quality homes, great service and rewarding lease programs that offer valuable benefits to our residents while generating attractive returns for our investors.

We believe that the current housing market environment presents an unprecedented opportunity for those who have the expertise, operating platform, technology systems and capital in place to execute an acquisition and operating strategy in a cost-effective manner. We intend to build a geographically diversified portfolio of single-family homes in target markets that we believe exhibit favorable demographics and long-term economic trends, healthy demand for rental homes and attractive acquisition prices, rental yields and appreciation potential. These markets include the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central Florida, South Florida and Las Vegas. As of May 10, 2013, WLLC, the entity that will become our operating partnership, has acquired 422 single-family homes in our target markets, including 314 homes in April and 108 homes in May, for an estimated total investment (including actual purchase price, transaction costs and anticipated renovation costs) of $75.4 million.

Our Initial Portfolio

Our initial portfolio will consist of a diversified pool of single-family homes. The table below provides a summary of our initial portfolio as of May 10, 2013:

Our Initial Portfolio as of May 10, 2013

Market	Total Number of Homes(1)	Average Acquisition Costs per Home(2)	Average Estimated Renovation Costs per Home(3)	Average Estimated Total Investment per Home(4)	Average Year Built	Average Square Footage	Average Underwritten Cash Rent per Home(5)	Estimated Average Gross Yield(6)
San Francisco Bay Area(7)	44	$210,955	$25,354	$236,309	1964	1,504	$1,885	9.6%
Sacramento, CA	15	$131,589	$18,907	$150,496	1960	1,124	$1,470	11.7%
Inland Empire, CA	78	$203,776	$25,604	$229,381	1976	1,536	$1,851	9.7%
Los Angeles, CA	43	$210,056	$24,036	$234,093	1976	1,610	$2,090	10.7%
Chicago, IL	53	$100,182	$22,168	$122,350	1969	1,500	$1,618	15.9%
Atlanta, GA	62	$124,315	$21,847	$146,162	1986	2,058	$1,439	11.8%
Phoenix, AZ	29	$133,278	$18,654	$151,932	1974	1,710	$1,202	9.5%
Central Florida(8)	61	$129,035	$21,071	$150,106	1972	1,766	$1,522	12.2%
South Florida	36	$139,117	$12,150	$151,267	1965	1,337	$1,618	12.8%
Las Vegas	1	$211,361	$4,263	$215,624	2006	2,942	$1,600	8.9%

Total/Weighted Average	422	$156,767	$21,866	$178,633	1973	1,629	$1,663	11.2%

(1)	All homes are detached single-family residences. As of May 24, 2013, we have acquired an additional 125 homes, and we are under contract to acquire an additional 247 homes.
(2)

Based on the actual purchase price plus transaction costs incurred to acquire the home. Transaction costs include broker commissions and closing costs and average approximately $1,355 per home or 0.9% of a home’s purchase price.

(3)	Based on the renovation costs we have incurred or expect to incur in preparing the home for rent.
(4)	Represents the sum of the average acquisition costs per home and the average estimated renovation costs per home.
(5)

Represents cash rent estimates generated by WREG in connection with the underwriting of home purchases. Estimates are performed by WREG in-house personnel with local market expertise through a sales comparable approach using both recently achieved rents and currently listed rents from homes with a similar number of bedrooms, number of bathrooms, square footage, amenities and location. Because the homes in our initial portfolio were purchased in April and May 2013 and were owned an average of approximately 16 days as of May 10, 2013, they were still undergoing renovation in most instances (and less than 4% were leased since acquisition) as of May 10, 2013. No assurances can be given that we will achieve underwritten rents.

(6)	Represents annualized underwritten rent per home as a percentage of the average estimated total investment per home. No assurances can be given that we will achieve estimated gross yields.
(7)	Includes Oakland metro division and Vallejo metropolitan statistical area, or MSA, in California.
(8)	Includes Tampa and Orlando MSAs in Florida.

Our History and Manager

We were formed in March 2013. In April 2013, WLLC completed a private placement for $35 million of equity capital from investors, including GI Partners and certain employees and officers of WREG, and closed a $65 million bridge facility, or the bridge facility. In May 2013, WLLC completed a follow-on private placement for approximately $10.5 million of equity capital from investors (and received subscription commitments for an additional $20 million of equity capital from investors that will be funded on or prior to May 30, 2013) and closed an amendment to the bridge facility, increasing the borrowing capacity to $97.5 million. We refer to these transactions collectively as the initial financing. Upon the closing of the April 2013 financing, WLLC began acquiring and renovating single-family homes consistent with our investment strategy. We expect $         of the initial financing to have been invested by                      2013, representing the acquisition and estimated renovation costs of more than      homes. We expect to repay the bridge facility in full with a portion of the proceeds from this offering and the concurrent private placement.

WREG began operations in January 2009 to take advantage of an opportunity to bring institutional practices to a highly fragmented real estate asset class. Since that time, WREG has actively developed a vertically integrated, highly scalable operating platform for single-family home rentals. Prior to our formation, WREG successfully closed nine private funds, which we refer to as its legacy funds, with equity commitments totaling over $300 million from high net worth investors, certain officers of WREG and, more recently, institutional investors, including a major university endowment, and GI Partners.

Through May 24, 2013, WREG’s legacy funds had commitments for over $675 million of equity and debt capital (which may be increased up to $710 million, subject to certain conditions) to acquire, renovate and improve single-family homes. As of May 24, 2013, WREG has deployed over $660 million of this capital, assembling a portfolio of approximately 3,950 homes in the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central Florida and South Florida. Upon the full deployment of the legacy fund capital commitments (of which approximately $         is estimated to be remaining as of              , 2013), WREG’s legacy funds will no longer contract to acquire additional homes, and we will be WREG’s sole investment vehicle for acquiring single-family homes, subject to certain limited exceptions. WREG will continue to manage its legacy funds and may provide management services to third-parties in the future. See “Our Manager and the Management Agreement—Management Agreement.”

Homes that WREG has previously acquired and leased have the characteristics set forth below. None of these homes will be owned by us upon the completion of this offering.

Legacy Funds Portfolio as of May 10, 2013

	Total Homes							Homes Owned Greater Than Six Months		Leased Homes
Market	Total Number of Homes	Average Acquisition Costs per Home(1)	Average Estimated Renovation Costs per Home(2)	Average Estimated Total Investment per Home(3)	Average Year Built	Average Square Footage	Average Number of Bedrooms/ Bathrooms	Total Number of Homes	Leased	Average Monthly Cash Rent(4)	Average Gross Yield(5)
San Francisco Bay Area(6)	1,505	$139,379	$24,187	$163,566	1971	1,507	3.4/2.0	1,358	95.7%	$1,771	13.2%
Sacramento, CA	181	$96,746	$19,617	$116,363	1958	1,187	3.1/1.7	125	94.4%	$1,257	13.6%
Inland Empire, CA	1,074	$143,135	$25,047	$168,182	1975	1,557	3.6/2.2	826	92.7%	$1,717	12.5%
Los Angeles, CA	258	$158,482	$25,194	$183,676	1972	1,589	3.5/2.2	116	82.8%	$1,884	12.4%
Chicago, IL	315	$98,062	$21,010	$119,072	1971	1,473	3.4/1.8	88	96.6%	$1,648	15.3%
Atlanta, GA	251	$97,139	$19,313	$116,453	1985	1,878	3.5/2.4	70	87.1%	$1,282	13.9%
Phoenix, AZ	148	$129,379	$14,343	$143,722	1973	1,760	3.6/2.1	93	96.8%	$1,338	11.2%
Central Florida(7)	115	$98,940	$25,313	$124,253	1978	1,613	3.2/2.0	N/A	N/A	N/A	N/A
South Florida(8)	79	$129,465	$16,233	$145,698	1966	1,468	3.3/2.0	N/A	N/A	N/A	N/A

Total/Weighted Average	3,926	$131,920	$23,213	$155,133	1973	1,544	3.4/2.1	2,676	94.0%	$1,703	12.9%

(1)

Based on the actual purchase price plus transaction costs incurred to acquire the home. Transaction costs include broker commissions and closing costs and average approximately $1,512 or 1.1% of a home’s acquisition costs.

(2)	Based on the renovation costs we have incurred or expect to incur in preparing the home for rent.
(3)	Represents the sum of the average acquisition costs per home and the average estimated renovation costs per home.
(4)	Represents average monthly contractual cash rent.
(5)

Represents annualized average monthly cash rent per leased home as a percentage of the average estimated total investment per leased home. Average monthly cash rent for leased homes may not be indicative of average rents we may achieve on our vacant homes.

(6)	Includes Oakland metro division and Vallejo MSA in California.
(7)	Includes Tampa and Orlando MSAs in Florida. Homes in this market have been owned less than six months.
(8)	Homes in this market have been owned less than six months.

Our Business Strengths and Differentiated Strategies

Proprietary Technology Embedded in All Aspects of Our Organization

The backbone of WREG’s operations is formed by a proprietary technology system, which we refer to as Compass, that has been continually refined and enhanced since WREG began operations. Compass is built on a cloud-based operating platform powered by leading technology companies, including Salesforce.com and Google, which has enabled WREG to quickly achieve scalability, security and redundancy in a cost-effective manner. WREG specifically designed Compass to be intuitive to employees across all functional areas within the organization, which has enabled WREG to quickly and effectively grow its operating platform.

The table below sets forth several of the functional components of Compass that help us to achieve key operational goals throughout the life cycle of a single-family rental home. Compass provides work-flow management oversight that links all of the functional areas of WREG that are involved in the home life cycle.

Compass is a key component in minimizing the time from the purchase of a home to move-in as well as facilitating necessary communication throughout the process. In addition, Compass is designed to provide an iterative feedback loop such that data learned in the process is easily shared and utilized across departments and regions to continually improve workstreams and implement best practices. Because the architecture of Compass is such that all operational information is housed in one system, managers have real-time access to information across all parts of the business and can continually make informed decisions that have meaningful impact on operations.

Vertically Integrated and Highly Scalable, In-House Operating Platform

We believe WREG’s vertically integrated, in-house platform provides us with a critical competitive advantage. First, it provides control over all aspects of the business, which is essential to hold all parties accountable for quality and performance and to support the reputation of our brand. Through the consistent use of Compass, WREG ensures management’s visibility into our operations and creates the ability to efficiently scale our business as it grows. WREG’s over 450 employees allow it to internally conduct all aspects of our business, other than construction labor on initial property renovations, where WREG’s in-house construction management team leverages a stable of qualified third-party general contractors through an automated competitive bidding process. We believe vertical integration affords long-term efficiencies by eliminating costs associated with profit margin required by third parties for the various services provided.

Experienced Management Team with Proven Track Record of Single-Family Home Operations

WREG has been operating single-family rental homes since 2009, longer than many of our institutional competitors. WREG’s senior management team has been a driving force of WREG’s success, providing the leadership necessary to create and operate what we believe is an industry leading platform. WREG’s senior management team possesses a complementary blend of professional backgrounds, with valuable investment, operational and managerial experience across the real estate, hospitality and technology sectors.

Disciplined, Technology Driven Acquisition Strategy

WREG has developed a proprietary approach to acquiring homes based on extensive experience that includes “top-down” and “bottom-up” analyses and is supported by Compass, market analytics and in-house acquisitions teams in our target markets. This approach identifies homes in carefully chosen sub-markets, derives a maximum bid based on a target return, estimates rent and total investment costs, and is supplemented with additional checks and balances to ensure discipline in acquiring homes. While we believe many of our competitors focus primarily on newer homes, WREG’s experience has demonstrated that older homes can also represent attractive value-added opportunities as they often benefit from higher quality construction, better proximity to employment and transportation, mature neighborhoods and superior school districts. We believe this proprietary approach to acquiring homes provides appropriate parameters and checks and balances for assembling a portfolio of select homes that deliver superior risk-adjusted returns for our investors. WREG acquired approximately 1.0% of the total homes screened during the first quarter of 2013 that met its initial investment criteria.

Branded Strategy Through Differentiated Product and Service Offerings

We strive to be recognized as the leading brand in the emerging single-family rental industry by combining a technology focused operating platform with best practices used in the multi-family and hospitality industries. WREG has trademarked the slogan “Reinventing Renting™” to demonstrate our combined mission to reinvent the renting experience by making many of the traditional benefits of homeownership available to our residents. As depicted in the graphic below, this mission is supported by three pillars—quality homes, great service and rewarding leases—all of which are built on a foundation of respect.

Market Opportunity(*)

While a large and growing asset class, single-family rentals have historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rentals has shifted to larger investors and institutional owner-operators seeking to efficiently acquire large numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, a significant over-correction occurred in the pricing of the single-family home sector. Home values declined approximately 30% from peak to trough nationally and approximately 42% from peak to trough on a weighted average basis across our markets, according to the Burns Home Value Index. Due to significant distress in the housing market and additional macroeconomic factors, demand for rental housing has been increasing at a strong rate. The ability to acquire single-family homes at reduced prices, combined with improving housing demand characteristics, may offer a significant opportunity to those with a scalable real estate acquisition and operational platform and access to capital.

Single-Family Rental Supply

Following the eight-year period of solid price appreciation that ended in late 2006, home prices fell precipitously. This sudden decrease in home values has contributed to approximately 11.2 million home borrowers with negative equity or in some stage of delinquency as of the first quarter of 2013.

Foreclosure-related activity peaked in 2009 and has since begun to decline but is still substantially above historical averages. From September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures (according to CoreLogic). While an unprecedented number of foreclosures have

(*)	Source: JBREC (unless otherwise indicated).

occurred, a large number of delinquent loans remain outstanding. As of March 1, 2013, approximately 10.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data) in the nation are in some level of non-performance.

Over the next five years, a substantial number of non-performing loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program. At the current rate of delinquency and non-performance, it appears that over 4.2 million homeowners in the United States will be affected. Even if fewer than half of the delinquent or non-performing loans proceed through the foreclosure process or are sold through the short sale process, the supply of inventory available for acquisition could be large.

Single-Family Rental Demand

Over the past two years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancy has fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

Many homeowners who have been displaced by the housing bubble are looking to live in a home with similar characteristics and amenities to their former home and, for this population, single-family rentals may present the best available option. In the wake of the worst housing downturn in history, renting has, in many cases, become more compelling for consumers, and, with the growth of the single-family rental market, these consumers are now offered alternative rental options.

While multi-family and single-family housing seem to be natural competitors in the rental sector, each generally appeals to a different type of resident. The two rental markets are largely segmented by stage of life. Singles, couples without children, people with roommates, newly divorced individuals and empty nesters dominate the multi-family market because they have smaller space needs, less demand for associated acreage and generally prefer denser, transit-centric submarkets. On the other hand, the single-family market (both owner-occupied and resident-occupied) serves larger households that are primarily families with children whose preferences tend to focus on the need for additional space, quality of schools and neighborhood safety.

Within the broader rental market, the single-family rental segment has continued to grow its relative market share compared to other types of rental housing.

Single-Family Home Prices

The correction in housing prices in certain housing markets has led to home prices being significantly below replacement cost in many markets across the country. As the economy slowly strengthens and the housing market returns to long-term pricing norms, or reverts to mean pricing levels, the potential for home price appreciation exists. The table below illustrates the magnitude of the decrease in home prices and the subsequent rebound, which remains significantly below the peak.

Changes in Burns Home Value Index

(January 2002 to March 2013)(1)

Source:	JBREC, May 2013.

(1)

Current represents estimated Burns Home Value Index as of March 2013. Peak to trough and current recovery of peak to trough changes are based on monthly values for the time period January 2002 to March 2013.

(2)

Peak for each market presented occurred as follows: Oakland (March 2006), Vallejo (November 2005), Sacramento (August 2005), Los Angeles (April 2006), Riverside-San Bernardino (April 2006), Las Vegas (February 2006), Phoenix (February 2006), Dallas (May 2007), Houston (May 2008), Chicago (March 2007), Atlanta (March 2007), Tampa (March 2006), Orlando (April 2006), Miami (December 2006) and National (April 2006). Trough for each market presented occurred as follows: Oakland (June 2012), Vallejo (January 2012), Sacramento (November 2011), Los Angeles (December 2011), Riverside-San Bernardino (November 2011), Las Vegas (November 2011), Phoenix (November 2011), Dallas (December 2011), Houston (December 2008), Chicago (December 2011), Atlanta (December 2011), Tampa (September 2011), Orlando (November 2011), Miami (December 2011) and National (November 2011).

Investment Guidelines

Upon the completion of this offering, we will enter into a management agreement, or the management agreement, with WREG. The management agreement provides for investment guidelines that WREG will follow in assembling our portfolio of single-family homes. These guidelines may be revised from time to time by our board of directors, as it deems appropriate or necessary, and it will review our investment portfolio and WREG’s compliance with our investment guidelines. These investment guidelines may be changed or waived from time to time by our board of directors without the approval of our stockholders. For a discussion of our investment policies, please refer to “Policies With Respect to Certain Activities.”

Use of Leverage

We may use leverage to increase potential returns to our stockholders in the future. Our decision to use leverage will be based on WREG’s prudent assessment of a variety of factors, including the anticipated liquidity and price volatility of the assets in our investment portfolio, the cash flow generation capability of our assets, the availability of credit on favorable terms, any prepayment penalties and restrictions on refinancing, the credit quality of our assets and our outlook for borrowing costs relative to the unlevered yields on our assets. Our decision to use leverage will not be subject to the approval of our stockholders. We are not restricted by our governing documents in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future.

Structure and Formation of Our Company

Formation Transactions

Prior to or concurrently with the completion of this offering, WLLC will convert into a Delaware limited partnership, be renamed Waypoint Homes Realty Trust, L.P. and become our operating partnership, and we will become the general partner of our operating partnership. The equity investors in the initial financing, which include certain executives and employees of WREG and others not affiliated with WREG, will be issued                    common units of limited partnership interest, or common units. Common units will be exchangeable on a one-for-one basis for shares of our common stock and have a value of $                   per unit, assuming an initial public offering price of $                   per share (based on the midpoint of the price range set forth on the front cover of this prospectus). The equity investors in the April 2013 phase of the initial financing will be issued                    warrants exercisable for a total of                    shares of our common stock at an exercise price that is 20% greater than the initial public offering price, or $                   per share, assuming an initial public offering price of $                   per share (based on the midpoint of the price range set forth on the front cover of this prospectus). We estimate the fair value of each warrant for financial accounting purposes to be approximately $                  , using the Black-Scholes options pricing formula. We will sell                    shares of our common stock in this offering and                    additional shares if the underwriters exercise their option to purchase additional shares in full, and we will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units. We expect our operating partnership to use substantially all of the net proceeds received by us in this offering and the concurrent private placement to acquire and renovate single-family homes in accordance with our business and growth strategies described in this prospectus, to repay the bridge facility and for general business purposes, including the payment of fees and expense reimbursement to WREG. See “Use of Proceeds.” In addition, we will enter into the management agreement with WREG.

Following the completion of the formation transactions and this offering, substantially all of our assets will be held by, and our operations will be conducted through, Waypoint Homes Realty Trust, L.P., our operating partnership. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “The Operating Partnership and the Partnership Agreement.”

Concurrent Private Placement

Concurrently with the completion of this offering, certain investors in our initial financing will purchase                    shares of our common stock in a private placement at a price per share equal to the initial public offering price less the underwriting discount, resulting in us receiving the same net proceeds from the sale of such shares as we would have received if they were sold in this offering. We will contribute the proceeds to our operating partnership in exchange for common units.

Corporate Structure

The chart below reflects our organization immediately following the completion of this offering, the concurrent private placement and the formation transactions.

(1)	Includes shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with the completion of this offering. Excludes (i) shares of our common stock available for future issuance under our 2013 Incentive Award Plan, (ii) shares of our common stock that may be issued, at our option, upon exchange of common units that will be issued in the formation transactions to certain employees and executive officers of WREG who were equity investors in the initial financing and (iii) shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $ per share that will be issued in the formation transactions to certain employees and executive officers of WREG.

(2)	Includes common units that will be issued in the formation transactions to certain employees and executive officers of WREG who were equity investors in the initial financing.

(3)	Includes shares of our common stock that will be issued in the formation transactions and shares of our common stock that will be issued in the concurrent private placement to certain equity investors in the initial financing. Excludes (i) shares of our common stock that may be issued, at our option, upon exchange of common units that will be issued in the formation transactions to certain equity investors in the initial financing and (ii) shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $ per share that will be issued in the formation transactions to certain equity investors in the initial financing.

(4)	Includes common units that will be issued in the formation transactions to certain equity investors in the initial financing.

(5)	Waypoint Real Estate Group, LLC and Waypoint Homes, Inc. are wholly owned, direct subsidiaries of Waypoint Real Estate Group Holdco, LLC, a Delaware limited liability company, or WREG Holdco. The interests in WREG Holdco are beneficially owned by affiliates of GI Partners (approximately 24%), Colin Wiel (approximately 20%), Doug Brien (approximately 20%) and certain other investors (approximately 36%), including certain of our executive officers and employees. See “Our Manager and the Management Agreement—Ownership of WREG.”

Related Party Transactions and Conflicts of Interest

Management Agreement

Under the management agreement, WREG will implement our business strategy and administer our business activities and day-to-day operations, subject to oversight by our board of directors. WREG will be responsible for, among other things, deal sourcing, property underwriting, acquisitions, asset protection, renovations, marketing and leasing, repairs and maintenance, portfolio reporting and property management of our single-family homes. The management agreement provides us with access to WREG’s personnel and its experience in real estate, capital markets, credit analysis, debt structuring and risk and asset management, as well as assistance with corporate operations, legal, tax, accounting and compliance functions and governance.

The initial term of the management agreement will end on                     , with up to a maximum of         ,         -month automatic extensions if we have not yet completed the internalization of WREG by the end of such term, as extended. We may terminate the management agreement for cause without payment of a termination fee at any time and without cause at the end of the final extension term or any time thereafter. If we terminate the management agreement prior to the end of the final extension term, we will be required to pay a termination fee equal to          times the annualized management fee.

The following table summarizes the fees and expense reimbursements that we will pay to WREG (or persons affiliated with or related to WREG, including certain of its executive officers and other employees) pursuant to the management agreement:

Type of Compensation	Determination of Amount	Payment
Management Fee

We will pay WREG a management fee in an amount equal to the lesser of (a)       % per year of our total undepreciated gross assets and (b)       % per year of our total common equity capital raised. For purposes of calculating the management fee, “undepreciated gross assets” is the book value of our total assets before deducting accumulated depreciation, all as determined in accordance with U.S. generally accepted accounting principles.

Calculated within 30 days after the end of each month and payable no later than the 10th business day following the day we received the calculation from WREG.

Reimbursement of Expenses/Overhead Allocation

We will directly or indirectly reimburse WREG for our allocable share of compensation paid to its officers and employees, provided that WREG will be responsible for all cash compensation of our Chief Executive Officer and Chief Financial Officer. We will reimburse WREG for all other expenses incurred on our behalf or otherwise in connection with the operation of our business, including an allocation of overhead expenses.

Calculated within 30 days after the end of each month and payable in cash no later than the 10th business day following the day we received the calculation from WREG.

Accrued Fees Upon Termination	If the management agreement is terminated, WREG will be entitled to receive payment of any earned but unpaid compensation and expense reimbursements accrued as of the date of termination. We may terminate the management agreement for cause without payment of a termination fee at any time and without cause at the end of the final extension term or any time thereafter. If we terminate the management agreement prior to the end of the final extension term, we will be required to pay a termination fee equal to .	Payable in cash upon termination of the management agreement.

Type of Compensation	Determination of Amount	Payment

Internalization of Our Manager

WREG has agreed that upon (a) the end of the initial term of the management agreement, and (b) the end of each extension term of the management agreement or (c) when the common equity capital raised by us reaches $         billion, to present to us a proposal to acquire WREG and its affiliates related to our growth and management.

The proposal will be at a price equal to an amount no greater than the lesser of (i)         times WREG’s annualized earnings before interest, taxes, depreciation and amortization (adjusted for unusual, extraordinary and non-recurring charges and expenses) and (ii) a percentage of our common equity market capitalization determined based on the annualized total return on our common stock issued in this offering, or our total return, such that if the total return is less than       %, the cap is       % of our common equity market capitalization; if the total return is between       % and       %, the cap is       % of our common equity market capitalization; and if the total return is greater than       %, the cap is       % of our common equity market capitalization.

Acceptance of such proposal will be conditioned upon (x) receipt by us of a fairness opinion from an investment banking firm of national reputation to the effect that the consideration to be paid by us to WREG will be fair, from a financial point of view, to the holders of our common stock (other than WREG and its affiliates) and (y) the approval of the acquisition by (i) a special committee comprised solely of independent directors of our board of directors and (ii) stockholders holding a majority of all the votes cast at a meeting of stockholders duly called and at which a quorum is present. The assets of WREG and its affiliates that will be subject to internalization will not include any promoted interest WREG carries in any of its legacy funds. No assurances can be given that we will internalize WREG on the foregoing terms or at all.

We will have the option to pay the acquisition price in cash or in shares of our common stock based on a per share price equal to the     -day trailing average stock price and any such shares will also be subject to a 180-day lock-up; provided WREG will be entitled to receive sufficient cash to pay its tax liability in connection with the transaction.

See “Our Manager and the Management Agreement” for more information about the management agreement and the costs and expenses under the management agreement.

Other Benefits to Related Parties

In connection with this offering and the formation transactions, certain of our directors, director nominees and executive officers and WREG, and its executive officers, employees and affiliates, will receive material benefits described in “Certain Relationships and Related Party Transactions,” including the compensation summarized in the following table. All amounts are based on the mid-point of the price range set forth on the cover page of this prospectus:

Type of Compensation	Determination of Amount	Payment
Organizational and Offering Expenses	We will reimburse WREG for certain expenses incurred in connection with our formation, the formation transactions and this offering. Organizational and offering expenses include all expenses (other than underwriting discounts and commissions) to be paid by us in connection with the offering, such as the legal, accounting, printing, mailing and filing fees, charges of our transfer agent and exchange listing fees. To date, we have incurred approximately $ of organizational and offering expenses. We anticipate that our estimated payments upon the completion of this offering and the formation transactions will be $ .	Payable in cash upon consummation of this offering.

Common Units and Warrants	Certain executives and employees of WREG and others who were equity investors in the initial financing will be issued common units and warrants exercisable for a total of shares of our common stock at an exercise prices of $ per share.	Common units and warrants to be issued in the formation transactions.

Awards Under Our 2013 Incentive Award Plan

Prior to the completion of this offering, we will adopt the 2013 Incentive Award Plan, which is intended to align the interests of our directors and key personnel with those of our stockholders. Pursuant to this plan, our non-employee directors, officers, consultants and other personnel, including certain eligible service providers of WREG, may receive grants of stock options, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, operating partnership long-term incentive plan units, or LTIP units, stock appreciation rights, and cash awards. Our compensation committee will administer the 2013 Incentive Award Plan. We have reserved                    shares of common stock (and operating partnership long-term incentive plan units) for issuance under our 2013 Incentive Award Plan.

Concurrently with the completion of this offering, we will grant, in aggregate, shares of restricted stock to our directors, director nominees and executive officers and certain employees of WREG.

Compensation to Non-Employee Directors	Upon the completion of this offering, we intend to approve and implement a compensation program for our directors who are not employees of our company or WREG that we expect will consist of annual cash retainer fees and restricted stock awards.	Payable in cash or shares of restricted stock quarterly in arrears.

See “Management—2013 Incentive Award Plan” for more information about stock-based compensation.

Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains, to our stockholders. As a REIT, we generally will not be subject to federal income tax on our REIT taxable income, including any net capital gains, we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Federal Income Tax Considerations.”

Distribution Policy

We are a recently formed company. As a result, we have not paid any distributions as of the date of this prospectus. U.S. federal income tax laws generally require that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, including any net capital gains. For more information, please see “Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our REIT taxable income, determined without regard to the deduction for dividends paid, to holders of our common stock out of assets legally available therefor.

Any distributions we make will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of REIT qualification, the applicable restrictions contained in the Maryland General Corporation Law, or the MGCL, and such other factors as our board may determine in its sole discretion. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and may need to use the proceeds from future equity and debt offerings, sell assets or borrow funds to make some distributions. Although we have no intention to use the net proceeds of this offering to make distributions or to make distributions using shares of common stock, we may do so. See “Distribution Policy.” We cannot assure you that our distribution policy will not change in the future.

Restrictions on Ownership of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, or the Code, our charter provides that no person may actually, beneficially or constructively own more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or both of the ownership limits if, among other limitations, the person’s ownership of our stock in excess of the ownership limits could not cause us to fail to qualify as a REIT.

Lock-Up Agreements

We, our directors, director nominees and executive officers, WREG’s senior management and other equity investors in the initial financing (including investors who participate in the concurrent private placement) have agreed that we and they will not, during the period ending (1) 180 days, in the case of us, our directors, director nominees and executive officers and WREG’s senior management, (2) 90 days, in the case of other equity investors in the initial financing, or (3) 120 days, in the case of shares purchased by investors in the concurrent private placement, without the prior written consent of Citigroup Capital Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions.

Emerging Growth Company Status

We currently qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of certain of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Summary Risk Factors

An investment in our common stock involves material risks. You should consider carefully the risks described below and under “Risk Factors” before purchasing shares of our common stock in this offering:

•

We are a recently organized corporation with a limited operating history and have only identified a small portion of the properties we intend to acquire. Investors will not be able to evaluate the economic merits of any investments we make with the net proceeds prior to purchasing shares in this offering.

•

Acquiring homes during periods when substantial inflows of capital are creating intense competition in the single-family home sector may result in inflated purchase prices that may reduce our net rental yields and, in the event we elect to sell homes, our gains, if any, on any such sales.

•

Our investment criteria and our evaluation of homes involve a number of assumptions that may prove inaccurate; any such inaccuracies may cause us to overpay for homes or incur significant unanticipated costs to renovate, market and lease homes.

•

We are dependent on investments in a single asset class. Many factors, including local and national employment rates and other economic trends, may impact the supply of, demand for and operating expenses associated with single-family rental homes. If rents in our target markets do not increase sufficiently to keep pace with rising costs of operations, our income and our ability to make or sustain distributions will decline.

•

Our portfolio consists of homes geographically concentrated in certain markets, and our geographic concentration may cause unfavorable economic trends, natural disasters, acts of terrorism or acts of war in certain markets to have a greater adverse effect on our operating results than if our portfolio was more geographically diversified.

•

We will need additional capital for future capital improvements and to expand our portfolio, which may include the use of leverage, the amount of which is not restricted by our governing documents. Our debt service obligations may adversely affect our operating results, may require us to sell homes and may adversely affect our ability to make or sustain distributions to our stockholders.

•

We are externally managed by WREG and are dependent upon WREG and its key personnel to provide services to us. The loss of WREG’s services or the inability of WREG to effectively manage our growth could have an adverse impact on our business.

•	WREG’s operations are dependent upon Compass. The interruption of WREG’s ability to use Compass may have an adverse impact on our business.

•

The management agreement with WREG was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with unaffiliated third parties. Our management agreement includes certain provisions that may restrict our ability or reduce our inclination to end our relationship with WREG.

•

The management agreement requires us to pay WREG a substantial fee in the event we terminate the management agreement for any reason other than cause (or upon a termination by WREG due to our material breach), which may adversely affect our ability to end our relationship with WREG.

•

Certain provisions of Maryland law and certain provisions of our charter and bylaws may limit ownership of our common stock and delay, defer or prevent a change of control transaction; these provisions could prevent our stockholders from realizing a potential premium over the market price of our stock in a proposed acquisition.

•	Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.

Corporate Information

Our principal executive office is located at 1999 Harrison Street, Oakland, California, 94612. Our telephone number is (510) 250-2200. Our web address is www.waypointhomesrealtytrust.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission, or the SEC.

THE OFFERING

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell if the underwriters exercise their option to purchase up to an additional shares of our common stock in full)

Common stock to be outstanding immediately after this offering	shares(1)

Common stock and common units to be outstanding immediately after this offering	shares and common units(1)(2)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million ($ million if the underwriters exercise their option to purchase up to an additional shares of our common stock in full). The net proceeds we will receive in the concurrent private placement of our common stock will be $ million.

We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units. We expect our operating partnership to use substantially all of the net proceeds received from us to acquire and renovate single-family homes in accordance with our business and growth strategies described in this prospectus, to pay off the bridge facility (which had outstanding borrowings of approximately $97.5 as of May 24, 2013) and for general business purposes, including WREG’s management fee and reimbursable expenses pursuant to the terms of the management agreement ($ of which was accrued and unpaid as of , 2013). See “Use of Proceeds.”

Proposed NASDAQ Global Market Symbol	“WAY”

(1)

Includes (a)          shares of our common stock to be issued in this offering, (b)          shares of our common stock to be issued in the formation transactions, (c)          shares of our common stock that will be issued in the concurrent private placement and (d)          shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with the completion of this offering. Excludes (i)          shares if the underwriters exercise their option to purchase additional shares of our common stock in full, (ii)          shares of our common stock available for future issuance under our 2013 Incentive Award Plan, (iii)          shares of our common stock that may be issued, at our option, upon exchange of          common units that will be issued in the formation transactions and (iv)          shares of our common stock that may be issued upon the exercise of warrants to be issued in the formation transactions at an exercise price of $         per share.

(2)	Includes common units to be issued in the formation transactions.

SUMMARY FINANCIAL DATA

We are a newly formed company that has not commenced operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We are an early entrant in a new sector, which makes our business difficult to evaluate.

The institutional single-family home rental sector is relatively new in the United States. Single-family rentals are a highly fragmented real estate asset class, consisting primarily of private and individual investors in local markets and managed by small, local property managers or by individuals. We have been formed on the assumption that an institutional operator can provide attractive returns by using technology and economies of scale to achieve a competitive advantage in sourcing, underwriting, protecting, renovating, marketing, leasing, repairing and maintaining and managing single-family rental homes. Our business plan has been developed recently and our assumptions are unproven. If our assumptions are incorrect we may fail to provide the financial returns that investors hope or expect to receive.

Our business plan involves building a geographically diversified portfolio of homes in selected target markets, renovating and improving those homes where necessary, and then leasing homes to suitable residents. While there are a handful of REITs pursuing similar strategies that either have recently conducted initial public offerings, or IPOs, or are in the process of pursuing IPOs, no companies exist in our sector with a sufficient track record from which to make predictions as to whether our investment strategy can be implemented successfully over time. While past performance is not indicative of future results, it will be difficult for you to evaluate our potential future performance without the benefit of sufficient track records from companies implementing a similar investment strategy.

Our value proposition is multi-faceted, and we may encounter unanticipated problems executing some or many portions of our business plan. Any such problems may have a material adverse effect on our results of operations and our ability to make distributions on our common stock and may cause our stock price to decline significantly. Accordingly, no assurance can be given that we will be successful in implementing our business plan or that we will be successful in achieving our objective of providing attractive risk-adjusted returns to our stockholders over the long term.

We believe that the most comparable model to our business plan is the acquisition, operation and management of multi-family residential real estate. Nevertheless, there are many material distinctions between our business plan and the multi-family residential model. Although we may cluster our homes in certain target markets, the relatively wide geographic dispersion of our homes as compared to the relatively concentrated location of rental units in a multi-family property, may lead to significantly greater operational and maintenance challenges and could potentially create significantly higher per-unit operating expenses. In addition, despite our efforts to create a construction and renovation process that is as standardized as possible, each home has and will continue to have unique characteristics, systems, building materials, appliances and other features, and our deal sourcing, property underwriting, acquisitions, asset protection, renovations, marketing and leasing, repairs and maintenance, portfolio reporting and property management will each be far more varied and demanding than in a typical multi-family setting. We cannot provide any assurance that operating a large portfolio of single-family rentals can be executed in a cost-effective and profitable manner or that our business plan will succeed.

We are a recently organized corporation with a limited operating history and may not be able to operate our business successfully or generate sufficient operating cash flows to make or sustain distributions to our stockholders.

We were organized in March 2013 and have a limited operating history. As of the date of this prospectus, we do not own any homes. There is no long-term historical financial data for our operations. We cannot assure you that we will be able to operate our business successfully or implement our strategies as described in this prospectus. The results of our operations and our ability to make or sustain distributions to our stockholders will depend on many factors, including:

•	the availability of additional homes that are consistent with our investment strategy and our ability to invest in such homes on favorable terms;

•	our ability to contain renovation, marketing and leasing, repair and maintenance and other operating expenses;

•	our ability to maintain low delinquency rates, high occupancy rates and achieve target rent levels;

•	real estate appreciation or depreciation in our target markets;

•	the level and volatility of interest rates, and our access to short- and long-term financing on favorable terms;

•	general economic conditions in our target markets, such as changes in employment and household earnings and expenses;

•

our ability to absorb or pass on costs that are beyond our control, including, but not limited to costs associated with permitting and licensing, title litigation, litigation with residents or resident organizations, other legal and compliance, real estate taxes, homeowners’ association, or HOA, fees and insurance;

•	our ability to adapt to judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rents;

•

our ability to adapt to judicial and regulatory developments affecting banks’ and other mortgage holders’ ability to foreclose on delinquent borrowers and the attendant impacts on the real estate market in the jurisdictions in which we operate;

•	our ability to respond to changes in population, employment or homeownership trends in our target markets; and

•	our ability to compete with other investors entering the single-family rental sector.

We intend to make acquisitions and expand our scale of operations, including potential expansions into new geographical markets; however, rapid price appreciation for single-family homes may limit our ability to acquire homes on attractive terms, which could reduce our returns.

Our long-term growth depends in large part on our ability to invest in homes at prices that meet our investment criteria and, after the consummation of this offering, we plan to rapidly acquire such homes. We believe that in certain markets, homes have been available at prices that are below their value as rentals, based on anticipated cash flows. However, we expect that the housing market may recover, and future investments may become more costly. There are many factors that may lead to a recovery in the housing market and a concomitant increase in the price of future investments, which may make future purchases less attractive than current opportunities, including:

•	improvements in the overall economy and job market;

•	a resumption of consumer lending activity and greater availability of consumer credit;

•	improvements in the pricing and terms of mortgage-backed securities;

•	the emergence of increased competition for single-family homes from private and public investors and entities with similar investment objectives to ours; and

•	tax or other government incentives that encourage homeownership.

Although we believe there will be benefits to increasing our scale of operations, WREG’s acquisition platform and property management operations represent a significant ongoing expense to us. These expenses include, among others, costs associated with establishing and maintaining fully staffed regional offices, property inspection and due diligence costs, transaction costs, legal and compliance expenses, including landlord-tenant issues, and renovation, marketing and leasing costs. In addition, we expect that some recently acquired homes in the process of stabilization will be unproductive assets generating no revenue for six months or more after acquisition. A recovery in housing prices could cause our future investments to have lower returns than our current portfolio, and may reduce the value of our common stock.

WREG may not be able to effectively manage our growth, which will require significant resources, and our results may be adversely affected.

The rapid acquisition of homes will demand significant resources and attention from WREG and may affect our financial performance. Our future operating results depend on WREG’s ability to effectively manage this rapid growth, which will be dependent upon the ability of WREG to:

•	source, underwrite and acquire a large number of homes that meet our investment criteria;
•

protect, renovate, lease and manage a rapidly increasing number of homes, while maintaining a high level of customer service to strengthen relationships with our residents and build and enhance our brand;

•	hire and train additional employees to continue to support its vertically integrated operating platform;

•	continue to improve its operational and financial controls and reporting procedures and systems; and

•	scale its technology and other infrastructure platforms to adequately service new homes.

We cannot assure you that WREG will be able to achieve these results or otherwise be able to manage our growth effectively. Any failure by WREG to do so may have an adverse effect on our business and financial results.

Acquiring homes during periods when substantial inflows of capital are creating intense competition in the single-family home sector may result in inflated purchase prices that may reduce our net rental yields and, in the event we elect to sell homes, our gains, if any, on any such sales.

The allocation of substantial amounts of capital for investment in the single-family home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent WREG purchased or in the future purchases single-family homes in such an environment, it is possible that the value of our homes may not appreciate and may, instead, decrease, perhaps significantly below the amount we paid for such homes. In addition to macro and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the single-family home sector and the number of investors participating in the sector, could cause the value of our homes to decline.

As purchase prices increase, our net rental yields may decline unless rental rates increase at a rate equal to or greater than the rate of home price appreciation. In addition, competition in the single-family rental sector may increase demand for contractors and other vendors, which could increase our operating expenses and may cause our net rental yields to decline. Lower than expected net rental yields may limit our ability to generate sufficient cash flows required to pay attractive dividends.

We have many competitors and may not become an industry leader.

Traditionally, private home buyers and small-scale investors competed to acquire foreclosed single-family homes, but recently, operators have begun acquiring single-family homes on an institutional scale. The entry into this market of large, well-capitalized institutional operators, including us, and the sales of single-family homes in bulk pools by financial institutions and government sponsored entities, or GSEs, are relatively recent trends, which we expect to intensify in the near future. Several REITs and other investment funds have recently deployed, or are expected to deploy in the near future, significant amounts of capital to acquire single-family homes, and may have investment objectives that overlap with ours. We will compete with a variety of institutional operators, including other REITs, specialty finance companies, public and private funds and other financial institutions, to source and acquire single-family homes. Many of our competitors may be larger and have greater financial resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. At this time, neither we nor any other entity has established a market-leading position, and even if we succeed in becoming an industry leader there can be no assurance that this would confer any long-term competitive advantage or positive financial results.

Our investment criteria and evaluation of homes involves a number of assumptions that may prove inaccurate; any such inaccuracies may cause us to overpay for homes or incur significant unanticipated costs to renovate, market and lease our homes.

In determining whether a particular home meets our investment criteria, we make a number of assumptions, including assumptions related to estimated renovation costs and time frames, annual operating expenses, market rental rates and potential rent amounts, time from purchase to move-in and resident default rates. Single-family homes have unique characteristics, and our assumptions may prove inaccurate, causing us to pay too much for homes we acquire, provide too few reserves for renovations, repairs and maintenance, seek higher rents than the market will bear, or otherwise result in our homes not performing as we expect.

Upon acquiring a new home, we may have to evict residents who are in unlawful possession before we can secure possession and control of the home. The holdover occupants may be the former owners or residents of a home, or they may be squatters or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming. Furthermore, the market and regulatory environments relating to single-family homes have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceedings to commence before vacating foreclosed premises. If these costs and delays exceed our expectations in a large proportion of our newly acquired homes, our financial performance may suffer because of the increased expenses incurred or the unexpected delays in turning the homes into revenue-producing rented homes.

In the future, we may need to adjust the assumptions we make in evaluating potential purchases, which may result in fewer homes qualifying under our investment criteria, making it more difficult for us to continue to expand our scale of operations. Our success will depend on WREG’s ability to identify and acquire homes that can be quickly possessed, renovated, repaired, upgraded and maintained at manageable expense and rented at attractive rates. Inaccurate underwriting assumptions or reductions in the supply of homes that meet our investment criteria may adversely affect our operating results and ability to implement our business plan.

Our revenue and expenses are not directly correlated, and because a large percentage of our costs and expenses are fixed, we may not be able to adapt our cost structure to offset declines in our revenue.

Most of the expenses associated with our business, such as acquisition costs, renovation and maintenance costs, property management expenses, marketing and leasing expenses, real estate taxes, HOA fees, property and ad valorem taxes, insurance, utilities, employee wages and benefits and other general corporate expenses are fixed and do not necessarily decrease with a reduction in our revenue. Our assets also depreciate over time and will require ongoing capital expenditures. Our expenses and ongoing capital expenditures will also be affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period. In contrast, our rental income will be affected by independent factors beyond our control, such as the availability of alternative rental housing and economic conditions in our target markets. As a result, we may not be able to fully offset rising expenses and capital expenditures with higher revenues from increasing lease rates, which could have a material adverse effect on our results of operations and cash available for distribution. In addition, state and local regulations may require us to maintain homes that we own, even if the cost of maintenance is greater than the value of the home or any potential benefit from renting the home.

We are dependent on investments in a single asset class. A number of factors may impact the market for single-family rentals, some of which may have impacts that are not necessarily intuitive. While recent economic trends have been positive for us, our ability to execute our business model may be negatively impacted by either positive or negative economic trends.

We concentrate our investments in single-family homes and as a result we will be subject to risks inherent in investments in a single type of property. The risks associated with our business are more severe during periods of economic slowdown or recession. For example, the ability of residents to pay their rent typically depends on the income or assets of the resident. During an economic slowdown, unemployment rises and increasing numbers of residents have difficulty making payments on their obligations, including rent. An economic slowdown could also result in a reduction in the demand for single-family rentals or in the price for which we may sell any of our homes in the event we choose to do so. Any sustained period of increased payment delinquencies or defaults or reduced rental rates could adversely affect our revenues, results of operations, financial condition, business prospects and ability to make distributions to stockholders. Thus any prolonged economic slowdown or a lengthy or severe recession, whether caused by acts of God, global unrest, acts or threats of terrorism, breakdowns in the financial system or otherwise, could impair our assets or the performance of our assets and harm our operations.

Our asset acquisitions will be premised on assumptions about, among other things, occupancy and rent levels, and if those assumptions prove inaccurate, our cash flows and profitability will be reduced. Rental rates and occupancy levels have benefited in recent periods from macro-economic trends in the U.S. and residential real estate markets in particular, including:

•	a tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;

•	weak economic and employment conditions that have increased foreclosure rates and made it more difficult for families to remain in their homes that were purchased prior to the housing market downturn;

•	declining real estate values that have challenged the traditional notion that homeownership is a stable investment; and

•	the unprecedented level of vacant housing comprising real estate owned, or REO, inventory (as further described below) held for sale by banks, GSEs and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. As investors like us increasingly seek to capitalize on opportunities to purchase undervalued housing assets and convert them to productive uses, the supply of single-family homes that meet our investment criteria may decrease and the competition for residents may intensify. A strengthening of the U.S. economy and job growth, coupled with government programs designed to keep homeowners in their homes and/or other factors may contribute to a reversal of the current trend that favors renting rather than homeownership and certain potential residents, who may have been some of our most financially qualified residents, may choose to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential residents available to us. A softening of the rental market in our target areas for any reason would reduce our rental income and profitability.

Short-term leases of residential property may expose us to the effects of declining market rents.

We anticipate that substantially all of our leases will be of a duration of two or fewer years. As these leases permit the residents to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which may involve additional costs for renovation, marketing and leasing and repairs and maintenance, and may also reduce our occupancy levels thus reducing our cash flow. WREG’s average turnover for 2012 was approximately 25%. This limited track record is not an indication of our future results.

We may be unable to renew our leases or re-lease our homes at current rates.

Our residents may choose to not renew their leases once their lease term is complete or to abandon their leases during their lease term. Their decisions may be impacted by the availability of lower priced housing options, economic conditions, both in our target markets and in the U.S. as a whole, the desirability of our homes compared to other rental properties in our target markets or the desirability of our homes compared to condominiums or single-family homes available for purchase in our target markets. Non-renewals or abandonment may lead to lower than expected occupancy rates and some homes may remain vacant for extended periods of time. Extended vacancy terms may apply downward pressure to rental rates as we may accept rental rates below our targets in order to incentivize residents to choose our homes or prevent the value of our homes from becoming impaired as a result of extended vacancy periods. If either our occupancy rates or rental rates decrease, it may have a negative effect on our ability to generate positive cash flows.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We will periodically review the value of our homes to determine whether their value, based on market factors, projected income and generally accepted accounting principles, has permanently decreased such that it is necessary or appropriate to take an impairment loss in the relevant accounting period. Such a loss would cause an immediate reduction of net income in the applicable accounting period and would be reflected in a decrease in assets on our balance sheet. The reduction of net income from an impairment loss could lead to a reduction in our ability to pay dividends, both in the relevant accounting period and in future periods. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A deteriorating real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Even if we do not determine that it is necessary or appropriate to record an impairment loss, a reduction in the intrinsic value of a home would become manifest over time through reduced income from the home and would therefore affect our earnings and financial condition.

Our single-family homes may be unable to compete successfully for residents.

Our homes compete for residents with other single-family homes, including those owned by WREG’s legacy funds, and multi-family housing options, such as rental apartments and condominiums. Some of these competitors may offer more attractive properties or lower rents than we do, and they may attract the high-quality residents to whom we seek to lease our homes. Additionally, some competing housing options may qualify for governmental subsidies that may make such options more affordable and therefore more attractive than our homes. Competition for residents could reduce our occupancy and rental rates and adversely affect us.

Our portfolio will consist of homes geographically concentrated in certain markets and any adverse developments in local economic conditions, the demand for single-family rentals in these markets or natural disasters may have a greater adverse effect on our operating results than if our portfolio was more geographically diversified.

We expect that our portfolio will consist of homes that initially will be geographically concentrated in the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central

Florida, South Florida and Las Vegas, and, even as we pursue our strategy to expand into new geographical markets, our homes will remain geographically concentrated. As such, we are susceptible to local economic conditions, other regulations, the supply of and demand for single-family rentals and natural disasters in these areas. If there is a downturn in the economy, an oversupply of or decrease in demand for single-family rentals or a natural disaster in these geographical areas, our business could be materially adversely affected to a greater extent than if we owned a real estate portfolio that was more geographically diversified.

WREG relies on information supplied by prospective residents in managing our business; inaccurate information provided by residents may negatively affect our financial performance and reputation.

Our success will depend in large part upon WREG’s ability to attract and retain qualified residents for our homes. WREG relies and will continue to rely on information supplied to them by prospective residents in their rental applications to make leasing decisions, and we cannot be certain that this information is accurate. In particular, we rely on information submitted by prospective residents regarding their household income, tenure at current job, number of children and size of household. If resident-supplied information is inaccurate our portfolio may contain more credit risk than we believe.

Our residents may default on or fail to comply with the terms of their leases or HOA regulations, and this may negatively affect our financial performance, our reputation and the quality and value of our homes. For example, residents may default on payment of rent, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, make use of our homes for illegal purposes, damage or make unauthorized structural changes to our homes which may not be fully covered by security deposits, refuse to leave the home when the lease is terminated, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, sublet to less desirable individuals in violation of our leases or permit unauthorized persons to live with them. In addition, defaulting residents will often be effectively judgment-proof. The process of evicting a defaulting resident from a family residence can be adversarial, protracted and costly. Furthermore, some residents facing eviction may damage or destroy the property. Damage to our homes may significantly delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the home, resulting in a lower than expected rate of return. In addition, we will likely incur turnover costs associated with re-leasing the homes such as marketing and brokerage commissions and will not collect revenue while the home sits vacant. Although WREG has in place programs to work with residents to prevent such damage or destruction, there can be no assurance that WREG will be successful in all or most cases. Such residents will not only cause us not to achieve our financial objectives for the homes in which they live, but may subject us to liability, and may damage our reputation with our other residents and in the communities where we do business.

Our operating results will be adversely affected if our residents fail to meet their obligations under their leases.

Our residents have certain obligations under their leases, including the obligation to pay their rent and the obligation to perform certain recurring home maintenance tasks. Their ability to meet these obligations will be subject to many factors, including their individual financial condition, high unemployment or other adverse conditions in our target markets or a general economic downturn.

The vast majority of our revenue comes from our rental operations, which are subject to many risks, including decreasing rental rates, increased competition for residents, increased lease default rates and increased resident turnover. If our residents are unable to meet their obligations we may see an increase in resident defaults or bankruptcies which may cause us to experience delays in enforcing our rights as landlord and obtaining possession of the premises, incur legal, maintenance and other costs in protecting our investment and re-leasing the home or impair our ability to re-lease the home at the rental rate previously received.

While WREG will manage renovations and significant repairs and maintenance issues, we will nevertheless depend on our residents for certain recurring home maintenance tasks, including certain landscaping tasks, such as keeping any lawns watered and in good condition. In addition, in the event that a resident goes into default under a lease or becomes subject to eviction proceedings, such resident may choose to cease maintaining their home and we may become responsible for fines levied by an HOA or municipality for failure to meet local ordinances, additional renovation costs or diminution in the value of the home. While issues at an individual home are unlikely to have a material impact on our financial condition, recurring issues at multiple homes across our portfolio could reduce the amount of distributions available to our stockholders, reduce the value of our homes and cause the value of your investment to decline.

In the event that we elect to sell any of our homes, we may have difficulty selling such homes, and our ability to distribute all or a portion of the net proceeds from such sales to our stockholders may be limited.

Real estate investments are relatively illiquid, and, as a result, we may have a limited ability to sell our homes should the need arise. When we sell our homes, we may not realize gains on such sales. We may elect not to distribute any proceeds from the sales of homes to our stockholders; for example, we may use such proceeds to:

•	purchase additional homes;

•	repay debt, if any;

•	buy out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	create working capital reserves;

•	complete repairs, maintenance or other capital improvements or expenditures to our remaining homes; or

•	for general corporate purposes.

Our ability to sell our homes may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property (that is, certain property held as inventory or primarily for sale to customers in the ordinary course of business). In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through a taxable REIT subsidiary, which will be subject to federal and state income taxation as a corporation.

Our debt service obligations could adversely affect our operating results, require us to sell homes and adversely affect our ability to make or sustain distributions to our stockholders and the market price of our common stock.

We expect to finance our future business activities in part with indebtedness. We may borrow for a number of reasons, such as to finance acquisitions or capital expenditures or to make distributions necessary for us to qualify as a REIT. We are not restricted by our governing documents in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future.

Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•

we will be subject to restrictive covenants that require us to satisfy and remain in compliance with certain financial requirements, or that impose limitations on the type or extent of activities we conduct;

•

we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

If we do not have sufficient funds to repay any debt we incur when it matures, we may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on re-financings, increases in interest expense could adversely affect our cash flows, and, consequently, cash available for distribution to our stockholders. To the extent we are required to raise additional equity to satisfy such debt obligations, existing stockholders could see their interests diluted. If we are unable to refinance our debt or raise additional equity on acceptable terms, we may be forced to dispose of substantial numbers of homes on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing to foreclosure some or all of our homes that may be pledged to secure our obligations. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances.

We will need additional capital to expand our portfolio and for future capital improvements; if such capital is not available our ability to grow our business or to attract or replace residents may be limited.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income, including net capital gains, each year. As a result, we will have a limited ability to fund investments or other capital expenditures with retained earnings and we will be dependent on capital markets to finance future capital improvements or growth. We currently do not have commitments to provide debt or equity financing, and may not be able to obtain such commitments in the future.

When residents do not renew their leases or otherwise vacate their space, we often are required to expend funds for home renovation, repairs and maintenance may be required to expend funds for leasing commissions in order to re-lease the home. If we have not established reserves for such expenditures, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to restore our homes. If we need to secure financing for capital improvements in the future but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make capital improvements or we may be required to defer such improvements. If this happens, it may cause our homes to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential residents being attracted to the home or existing residents not renewing their leases.

If financing is available, it may not be available on favorable terms. Difficulties in obtaining financing will limit our ability to grow our business and may adversely impact our ability to generate positive cash flows.

Single-family homes that are being sold through foreclosure have an increased risk of damage due to vandalism, mold and infestation, which may require extensive renovation prior to renting.

Our acquisition strategy targets distressed single-family homes that often involve defaults by homeowners on their home loan obligations. For multiple reasons, distressed homes may be in worse physical condition than other similar homes. When homeowners fall behind on their mortgage payments, they may cease to maintain the home in good condition, vandalize the home or may abandon the home altogether. Vacant and neglected homes are subject to increased risks of vandalism, theft, mold, infestation, general deterioration and other maintenance problems that may worsen without appropriate attention and remediation. While WREG’s acquisition employees conduct detailed exterior and interior visual inspections when possible prior to purchase and our homes are periodically inspected after purchase as part of our asset protection program, we may not become aware of conditions such as water infiltration, mold or infestation until significant damage has been done to a home. Such damage may require extensive remediation and repairs and may require us to provide substitute housing for a resident.

We expect to purchase a portion of our homes at auction, where we generally are not able to conduct a thorough inspection before purchasing the homes, and we may not accurately assess the extent of renovations required.

Although the percentage of homes that WREG has historically purchased at auction is expected to continue to decline, we expect that WREG will continue to evaluate homes available for purchase at auction and we expect to invest in such homes where they meet our investment criteria. When WREG purchases homes at auction, it generally does not have the opportunity to conduct interior inspections and may not be able to access a home to conduct more than the most cursory of exterior inspections. These inspection processes may fail to reveal major defects associated with homes we acquire, which may result in renovation and maintenance costs and time frames that far exceed our estimates and negatively affect our financial results and earnings.

We may not have control over timing and costs arising from the renovation of homes, which may adversely affect our earnings and distributable cash.

We expect to perform detailed assessments of each home after our initial investment and after re-taking possession upon the departure of our residents. As a result of the assessment we may choose to perform customary repairs or significant improvements designed to optimize the rental value of the home. We expect that nearly all of our homes will require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire homes that we plan to extensively renovate. We may also acquire homes that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. In addition, we will be required to make ongoing capital improvements and may need to perform significant renovations from time to time to reposition homes in the rental market. Our homes will have infrastructure and appliances of varying ages and conditions. Consequently, we expect that WREG will routinely, at our cost, either utilize its internal maintenance personnel or retain independent contractors and trade professionals to perform physical repair work and we will be exposed to all of the risks inherent in home renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, certificates of occupancy and poor workmanship. Although we do not expect that renovation difficulties on any individual home will be significant to our overall results, if our assumptions regarding the costs or timing of renovation across our portfolio prove to be materially inaccurate, our earnings and distributable cash may be adversely affected.

We may purchase older homes that may contain lead-based paint, which we may be required to remove or which could expose us to liability, either of which would adversely affect our operating results.

Many homes in our target markets were built prior to 1978, and those premises may contain lead-based paint. The existence of lead-based paint is especially a concern in residential units and can cause health problems, particularly for children. A structure built prior to 1978 may contain lead-based paint and may present a potential exposure to lead; however, structures built after 1978 are not likely to contain lead-based paint. Federal and state laws impose certain disclosure requirements and restrict and regulate renovation activities on housing built before 1978. Violation of these restrictions could result in fines or criminal liability, and we could be subject to liability arising from lawsuits alleging personal injury or related claims. Although we and WREG will attempt to comply with all such regulations, we cannot guarantee that we will not incur any material liabilities as a result of the presence of lead-based paint in our homes.

We may purchase homes that are part of HOAs, and we and our residents may be subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs that would be costly.

We may invest in homes that are located within HOAs, which are private entities that regulate the activities of residents and levy assessments on properties in a residential subdivision. HOAs may have or enact onerous or arbitrary rules that restrict our ability to renovate, market or lease our homes or require us to renovate or maintain such homes at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a home for lease or sale or the use of specific construction materials to be used in renovations. Some HOAs also impose limits on the number of homeowners who may rent their homes, which if met or exceeded, would cause us to incur additional costs to resell the home and opportunity costs of lost rental income. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas and we may have residents who violate HOA rules and for which we may be liable as the homeowner. Additionally, the boards of directors of the HOAs in which we own homes may not make important disclosures about the homes or may block our access to HOA records, initiate litigation, restrict our ability to sell our homes, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing the home and any such excessively restrictive or arbitrary regulations may cause us to sell such home at a loss, prevent us from renting such home or otherwise reduce our cash flow from such home, which would have an adverse effect on our returns on these homes.

We may be subject to unknown or contingent liabilities or restrictions related to homes that we acquire for which we may have limited or no recourse.

Assets and entities that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for or with respect to liens attached to homes, unpaid real estate taxes, utilities or HOA charges for which a subsequent owner is liable, clean-up or remediation of environmental conditions or code violations, claims of independent general contractors or other persons dealing with acquired entities and tax liabilities, among other things. Purchases of single-family homes acquired at auction or in short sales typically involve few or no representations or warranties with respect to the homes and may allow us limited or no recourse against the sellers of such homes. Such homes also often have unpaid tax, utility and HOA liabilities for which we may be obligated but fail to anticipate. As a result, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired homes and entities may exceed our expectations, which may adversely affect our operating results and financial condition. Additionally, these homes may be subject to covenants, conditions or restrictions that restrict their use or ownership, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such homes as we intend.

We may be subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

We will attempt to ensure that all of the homes we acquire are adequately insured to cover casualty losses. Nevertheless, our homes may be damaged by adverse weather conditions and natural disasters such as earthquakes, wind, floods, landslides, fires and tsunamis or by acts of war, terrorism or riots. In addition, our homes may be subject to environmental liabilities and we will be exposed to personal liability for accidents that may occur at our homes. Our insurance may not be adequate to cover all damages or losses from these events, or it may not be economically prudent to purchase insurance for certain types of losses, such as earthquakes or hurricanes. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters or events which result in environmental or personal liability. We may not carry or may discontinue certain types of insurance coverage on some or all of our homes in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the risk of loss. Because we intend to concentrate ownership in target markets, if we own numerous homes in a geographic area affected by a natural disaster or similar catastrophic event, it could damage or destroy a substantial portion of our real estate assets, and expose us to liabilities to our affected residents to immediately repair or replace their leaseholds on non-economic terms. If we experience losses that are uninsured or exceed policy limits, we could incur significant uninsured costs or liabilities, lose the capital invested in the homes, lose the anticipated future cash flows from those homes, and remain obligated under any recourse debt associated with those homes.

Inflation, changes in building codes and ordinances, environmental considerations, increased insurance premiums or other factors might also keep us from using insurance proceeds to replace or restore a home after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive may be inadequate to restore our economic position on the damaged or destroyed home, we may have no other source of funding to repair or restore the home, and we cannot guarantee that other sources of funding would become available in the future. In addition, our environmental or personal liability may result in losses substantially in excess of the value of the related property. Any such losses could adversely affect us and the market price of our common stock.

Title defects and eminent domain could lead to material losses on our investments in single-family homes.

Although we currently intend to acquire title insurance on the majority of our homes when it is available, we may also acquire a number of homes on an “as is” basis at auctions, without the benefit of title insurance prior to closing. Increased scrutiny of title matters, particularly in the case of foreclosures, could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects as they are typically excluded from such policies. Although WREG has in place policies, procedures and practices to assess the state of title prior to purchase, there can be no assurance that these policies and procedures will be completely effective, which could lead to a material if not complete loss on our investment in such homes. In addition, even if we are able to acquire title insurance on a property, the title insurance provider may assert that we are not entitled to coverage under the policy and deny any claims we have thereunder, or, the insurance may not cover all defects or the significant legal costs associated with obtaining clear title.

Our title to a property, especially those acquired at auction, may be challenged for a variety of reasons including allegations of defects in the foreclosure process. Title insurance may not prove adequate in these instances.

It is also possible that governmental authorities may exercise eminent domain to acquire land on which our homes are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected homes. Our acquisition strategy is premised on the concept that this “fair value” will be substantially less than the real value of the homes for a number of years, and we could effectively have no profit potential from homes acquired by the government through eminent domain. Several cities are also exploring proposals to use eminent domain to acquire mortgages to assist homeowners to remain in their homes, potentially reducing the supply of single-family homes for sale in our markets.

We anticipate being involved in a variety of legal actions and administrative proceedings as a result of which we may incur significant costs.

We anticipate involvement in a variety of legal actions and administrative proceedings that arise from time to time in the ordinary course of business. These matters may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or servicer), liability claims related to incidents which may occur at our homes involving our residents and their guests and issues with local housing officials arising from the condition or maintenance of the property. While we intend to vigorously defend any non-meritorious claim or proceeding, no assurance can be given that we will not incur significant costs or be subject to material losses as a result.

Increasing real estate taxes, HOA fees and insurance costs may negatively impact our financial results.

As a result of our substantial real estate holdings, the cost of real estate taxes and insuring our homes is a significant component of our expenses. In addition, a portion of our homes may be subject to HOAs, which have the power to increase monthly charges and make assessments for capital improvements and common area repairs. Real estate taxes, HOA fees and insurance premiums are subject to significant increases, which can be outside of our control. If the costs associated with real estate taxes, HOA fees and assessments or insurance should rise significantly and we are unable to raise rents to offset such increases, our results of operations would be negatively impacted.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, WREG will acquire and store sensitive data, including intellectual property, proprietary business information and personally identifiable information of our prospective and current residents, our employees and our third-party service providers in our resident service centers and regional offices, on our networks and website and on servers controlled by third-party providers of networks and cloud-computing services. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite WREG’s security measures, and the security measures of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise WREG’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, which could adversely affect our results of operations and competitive position.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Act and the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and the NASDAQ Global Market, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. We will face increased costs regardless of whether we are able to expand our scale of operations and our financial performance may suffer if we do not grow our revenue sufficiently to offset these costs.

We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We have not yet commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may become subject to investigation or sanctions by the SEC. We will be required to disclose changes made in our internal control system and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company,” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. Although the JOBS Act may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon the completion of this offering and could remain an “emerging growth company” until as late as December 31, 2018.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

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be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

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be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected.

Mortgage loan modification programs and future legislative action may adversely affect the number of available homes that meet our investment criteria.

The U.S. government, through the Federal Reserve, the Federal Housing Administration and the Federal Deposit Insurance Corporation, has implemented a number of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures, including the Home Affordable Modification Program, which seeks to provide relief to homeowners whose mortgages are in or may be subject to foreclosure, and the Home Affordable Refinance Program, which allows certain borrowers who are underwater on their mortgage but current on their mortgage payments to refinance their loans. Several states, including states in which our current target markets are located, have adopted or are considering similar legislation. These programs and other loss mitigation programs may involve, among other things, the modification or refinancing of mortgage loans or providing homeowners with additional relief from loan foreclosures. Such loan modifications and other measures are intended and designed to lead to fewer foreclosures, which will decrease the supply of homes that meet our investment criteria.

The pace of residential foreclosures is unpredictable and subject to numerous factors. In recent periods there has been a backlog of foreclosures due to a combination of volume constraints and legal actions, including those brought by the U.S. Department of Justice, or DOJ, the Department of Housing and Urban Development, or HUD, and State Attorneys General against mortgage servicers alleging wrongful foreclosure practices. Financial institutions have also been subjected to regulatory restrictions and limitations on foreclosure activity by the Federal Deposit Insurance Corporation. Legal claims brought or threatened by the DOJ, HUD and 49 State Attorneys General against the five largest residential mortgage servicers in the country were settled in 2012. As part of this approximately $25 billion settlement, a portion of the settlement funds will be directed to homeowners seeking to avoid foreclosure through mortgage modifications, and servicers are required to adopt specified measures to reduce mortgage obligations in certain situations. It is expected that the settlement will help many homeowners avoid foreclosures that would otherwise have occurred in the near term, and with lower monthly payments and mortgage debts, for years to come. It is also foreseeable that other residential mortgage servicing companies that were not among the five included in the initial $25 billion settlement will agree to similar settlements that will further reduce the supply of houses in the process of foreclosure.

In addition, the U.S. Congress and numerous state legislatures have considered, proposed or adopted legislation to constrain foreclosures, or may do so in the future. For example, in 2012, California, one of our major target markets, enacted a law imposing new limitations on foreclosures while a request for a loan modification is pending. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, which supervises and enforces federal consumer protection laws as they apply to banks, credit unions and other financial companies, including mortgage servicers. It remains uncertain as to whether any of these measures will have a significant impact on foreclosure volumes or what the timing of that impact would be. If foreclosure volumes were to decline significantly, we would expect single-family housing inventory levels to decline or to grow at a slower pace, which would make it more difficult to find target assets at attractive prices and might constrain our growth or reduce our long-term profitability. Also, the number of families seeking rental housing might be reduced by such legislation, reducing rental housing demand in our target markets.

Claims of deficiencies in the foreclosure process may result in rescission of our purchases at auction or reduce the supply of foreclosed homes available to us.

Allegations of deficiencies in foreclosure practices could result in claims challenging the validity of some foreclosures, potentially placing our claim of ownership of the homes at risk. Our title insurance policies may not provide adequate protection in such instances and such proceedings may result in a complete loss without compensation.

Each state has its own laws governing the procedures to foreclose on mortgages and deeds of trust, and state laws generally require strict compliance with these laws in both judicial and non-judicial foreclosures. Recently, courts and administrative agencies have been more actively involved in enforcing state laws governing foreclosures, and in some circumstances, have imposed new rules and requirements regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with proper transfers of title, notice, identification of parties in interest, documentation and other legal requirements. Further, foreclosed owners and their legal representatives, including some prominent and well-financed legal firms, have brought litigation questioning the validity and finality of foreclosures that have already occurred. These developments may slow or reduce the supply of foreclosed houses available to us for purchase and may call into question the validity of our title to houses acquired at foreclosure, or result in rescission rights or other borrower remedies, which could result in a loss of a home purchased by us that may not be covered by title insurance, an increase in litigation costs incurred with respect to homes obtained through foreclosure, or delays in stabilizing and leasing such homes promptly after acquisition.

Compliance with new or existing laws, regulations and covenants that are applicable to our homes, including permit, license and zoning requirements, may adversely affect our ability to make future acquisitions or renovations, resulting in significant costs or delays and adversely affecting our growth strategy.

Our homes are subject to various covenants and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including building codes and other municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers or HOAs, may restrict our use of our homes and may require us to obtain approval from local officials or community standards organizations at any time with respect to our homes, including prior to acquiring a home or when undertaking renovations of any of our existing homes. Among other things, these restrictions may relate to fire and safety, seismic, asbestos cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our failure to obtain permits, licenses and zoning approvals on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

We are subject to tenant relief laws and may be subject to rent control laws, which will negatively impact our rental income and profitability.

Distressed homes that are purchased at auction are often occupied and may require us to evict the prior occupant of the premises. Additionally, as landlord of numerous homes, we may regularly be in the situation of having to evict residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory “cure” policies and other sources of delay, each of which may increase our expenses and delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to recover certain costs or charge residents for damage residents cause to the landlord’s premises. Because such laws vary by state and locality, WREG and its employees will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will incur supervisory and legal expenses to insure such compliance. To the extent that WREG does not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation, or if we settle such litigation.

Furthermore, rent control laws may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. Were rent control to unexpectedly become applicable to certain of our homes, the effects on both our rental income and the value of such homes could be material and adverse.

Class action, tenant rights and consumer demands litigation may result in negative publicity and increased expenses and harm our financial results.

There are numerous tenants’ rights and consumer rights organizations that operate in our target markets, and as we grow in scale, we may attract attention from some of these organizations and become a target of legal demands, litigation or negative publicity. Many such consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues, and with the large settlements identified above and the increased market for single-family rentals arising from displaced homeownership, some of these organizations may shift their litigation, lobbying, fundraising and grass roots organizing activities to focus on landlord-tenant issues. While we believe that we are part of the solution to the foreclosure crisis and we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take, or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could directly limit and constrain our business operations, and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Our operating performance is subject to risks associated with the real estate industry that could reduce the rent we receive, decrease the value of our homes and adversely affect our financial condition.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for dividends as well as the value of our homes. These events include, but are not limited to:

•	adverse changes in national or local real estate, economic and demographic conditions, particularly increases in unemployment;

•	adverse changes in financial conditions of buyers, sellers and residents of homes;

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acts beyond our control which may result in uninsured losses, such as civil unrest, acts of God, including earthquakes, hurricanes, tornadoes, floods, volcanic activity, major storms and other natural disasters and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001;

•	the safety, convenience and attractiveness of our homes to potential residents compared against other homes;

•	increases in supply of, or decreases in demand for, single-family rentals and other competing properties in our target markets;

•	changes in the relative popularity of properties and neighborhoods;

•	inability to collect rent from residents due to resident bankruptcies, lease defaults, financial difficulties or other factors;

•	vacancies or our inability to rent our homes on favorable terms or at favorable rental rates;

•	the inability or unwillingness of residents to pay increased rents;

•	changes in interest rates, availability and terms of debt financing;

•	general illiquidity of real estate investments;

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increases in expenses, including insurance costs, labor costs, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies to the extent that we are unable to pass on these increases to our residents;

•	changes in the deductibility of mortgage interest;

•	changes in the structure or policies of GSEs;

•	the effects of rent controls, stabilization laws and other laws or covenants regulating rental rates; and

•

changes in, changes in enforcement of, increased cost of compliance with laws, or increased potential liability under, regulations and governmental policies, including health, safety, environmental, rental property, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990.

In addition to the occurrence of these events, the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot lease our homes to meet our financial expectations, our financial condition, results of operations, cash flows, the market price of our common stock, ability to satisfy our debt service obligations and ability to pay dividends to you could be adversely affected.

We may obtain only limited warranties when purchasing a home and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our home.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of homes with limited warranties increases the risk that we may lose some or all of our invested capital in the home, as well as the loss of rental revenue from that home.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances at one of our homes, or the failure to properly remediate a contaminated home, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the home or borrow using the home as collateral. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our homes, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our homes, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our homes will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the homes or the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that we may be required to comply with. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability and/or other sanctions.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

This prospectus contains estimates, forecasts and projections relating to our primary markets that were prepared for us for use in connection with this offering by JBREC, a real estate consulting firm. See “Industry Overview and Market Opportunity.” The estimates, forecasts and projections relate to, among other things, replacement cost, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JBREC can provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

Risks Related to Our Relationship with WREG

We are dependent upon WREG and its key personnel, who provide services to us through the management agreement, and we may not find suitable replacements if these agreements are terminated or these key personnel leave WREG or otherwise become unavailable to us.

We have no employees and no separate facilities. Our President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chief Legal Officer are employees of WREG. We are completely dependent upon WREG, which has significant discretion as to the implementation and execution of our investment and operating policies and business strategies. Our success will depend upon the efforts, experience, diligence, skill and network of business contacts of the officers and key personnel of WREG. WREG does not have employment agreements with any of our executive officers and we cannot guarantee that all, or any particular one, will remain affiliated with us or WREG. The departure of any of our executive officers or key personnel of WREG could have a material adverse effect on our performance.

We can offer no assurance that WREG will remain our manager or that we will continue to have access to WREG’s principals and professionals. WREG will not be obligated to dedicate any specific personnel exclusively to us, nor will they be obligated to dedicate any specific portion of time to our business, and none of WREG’s employees are contractually dedicated to us under our management agreement with WREG. Some of the officers and employees of WREG have significant responsibilities associated with WREG’s management of its legacy funds and as a result, these individuals may not always be willing or able to devote sufficient time to the management of our business.

The initial term of the management agreement with WREG only extends until                     , subject to a maximum of         ,         -month automatic extensions in the event we have not completed the internalization of WREG by the end of such term, as extended. WREG may terminate the management agreement for cause at any time and without cause at the end of the final extension term or any time thereafter. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan.

WREG’s operations are dependent upon Compass. The interruption of WREG’s ability to use Compass may have an adverse impact on our business.

WREG is dependent upon Compass, which includes certain automated processes that require access to telecommunications or the internet, each of which is subject to system security risks. Certain critical components of Compass are dependent upon third-party providers and a significant portion of WREG’s business operations are conducted over the internet. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the internet or operations at our third-party providers, including viruses or experienced computer programmers that could penetrate network security defenses cause system failures and disruptions of operations. Even though WREG believes it utilizes appropriate duplication and back-up procedures, a significant outage in telecommunications, the internet or at WREG’s third-party providers could negatively impact our operations.

WREG is still building its operational expertise and infrastructure, and it is dependent upon new employees to manage and operate our homes.

Since the beginning of its operations in 2009, WREG has been steadily growing its capabilities in the management of single-family homes owned by the legacy funds. WREG has been hiring new employees to provide a variety of services and establishing mutually beneficial relationships with third-party service providers. Nevertheless, most of these employees and relationships are relatively new to WREG, and as we grow and expand into new markets, WREG will need to hire and train additional employees, and may elect to hire additional third-party resources. In addition, WREG will need to continually evaluate and improve infrastructure and processes including those related to our initial investment, construction and renovation, repairs and maintenance, residential management and leasing, brand development, accounting systems and billing and payment processing.

Building operational expertise, establishing infrastructure, and training employees to use the infrastructure are difficult, expensive and time-consuming tasks, and we can expect problems to arise despite the best efforts of WREG. There is a significant risk that any operational problems encountered by WREG will have an adverse effect upon our financial performance, especially in newer markets that WREG has recently entered.

From beginning operations in 2009, WREG has grown to over 450 employees as of April 30, 2013, with 208 employees having been hired in 2013.

WREG may have interests that diverge from the interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with WREG. Each of Gary Beasley, our President and Chief Executive Officer; Nina Tran, our Chief Financial Officer; Scott Gable, our Chief Operating Officer; Ali Nazar, our Chief Technology Officer; and Tamra Browne, our Chief Legal Officer owns an indirect beneficial ownership interest in WREG. These individuals, as well as other employees of WREG on whom we rely, could make substantial profits as a result of opportunities or management resources allocated to entities other than us. Our executive officers and other employees of WREG may face conflicts between their duties to us and their duties to WREG. The ability of our executive officers and other employees of WREG to engage in other business activities may reduce the time WREG devotes to managing our business. For instance, when there are turbulent conditions in the real estate markets or distress in the credit markets, the attention of our executive officers and other WREG personnel and the resources of WREG will also be required by the legacy funds and other investment vehicles managed by WREG. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed.

Concurrently with the completion of this offering, we will grant to our executive officers and WREG’s employees         shares of restricted stock. This award will vest ratably in         installments over a         -year period beginning on         . In evaluating assets and other management strategies, these awards may lead WREG to drive the price of our common stock higher in the short-term by placing emphasis on the maximization of revenues at the expense of other criteria, such as preservation of capital. Once vested, to the extent WREG sells some of the shares, its interests may be less aligned with the interests of our stockholders.

The historical returns attributable to WREG’s legacy funds should not be considered indicative of our future results or of any returns expected on an investment in shares of our common stock.

We have presented in this prospectus under the section entitled “Our Manager and the Management Agreement—Historical Performance of WREG” information relating to the historical performance of WREG’s legacy funds. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in WREG’s legacy funds. In reviewing the historical performance of WREG’s legacy funds, you should consider that these funds are not subject to the income, asset and other limitations imposed by the REIT provisions of the Code. Moreover, we and WREG’s legacy funds are different in that:

•	we have different investment focuses, targeting different geographical regions, although some of the regions overlap;

•	we may use leverage and hedging strategies in a different manner than WREG’s legacy funds;

•	our fee structure is different from that of WREG’s legacy funds;

•	WREG’s legacy funds have operated under market conditions that may differ materially from market conditions that will exist at the time we make investments; and

•	WREG’s legacy funds have an established portfolio of assets, while we do not.

Additionally, the past performance of WREG’s legacy funds is not a guarantee or prediction of the returns that we may achieve in the future. Accordingly, the historical returns of WREG’s legacy funds will not be indicative of the performance of our investment strategy, and we can offer no assurance that WREG will replicate the historical performance of WREG’s investment professionals in their previous endeavors.

WREG currently manages and will continue to manage the single-family rental portfolios of its legacy funds and may manage additional single-family rentals for third parties. WREG’s outside management obligations may result in certain conflicts of interest that could have an adverse effect on our business.

WREG manages single-family real estate portfolios owned by WREG’s legacy funds and is not restricted from managing additional single-family rentals on behalf of third parties. As a result, WREG may compete directly with us for financing opportunities, residents and in other aspects of our business, which could have an adverse effect on our business. WREG has no fiduciary duties to us and there is no assurance that any conflicts of interest between WREG and us will be resolved in favor of our stockholders.

In contrast to many publicly traded REITs owning more traditional real estate asset classes or real estate-related securities portfolios, we believe that the success of our business will require a significantly higher level of hands-on day-to-day attention from WREG. Because WREG will continue to manage WREG’s legacy funds and may manage third parties’ single-family rental portfolios, WREG’s employees will have less time available to devote to our business and may be unable to effectively allocate their time and other resources among multiple portfolios. Accordingly, the quality of services provided to us by WREG could decline, which could adversely impact all aspects of our business, including our growth prospects, resident retention, occupancy and/or our results of operations.

The management agreement with WREG was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with unaffiliated third parties.

Our President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chief Legal Officer will also serve as employees of WREG. In addition, certain of our directors are employees and/or indirect minority owners of WREG. The management agreement with WREG was negotiated between related parties, and its terms, including fees and reimbursements payable to WREG, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. The terms of the management agreement may not solely reflect your best interest and may be overly favorable to WREG, including in terms of the substantial compensation to be paid to WREG. Further, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationships with WREG.

WREG and its employees and members have a conflict of interest because WREG passes through a certain percentage of its costs and expenses to us regardless of performance or efficiency.

Pursuant to the management agreement we must reimburse WREG for all expenses incurred on our behalf or otherwise included in the operation of our business, including an allocation of its overhead expenses. The right of WREG to such reimbursements reduces its incentive to negotiate favorable contracts with third parties and minimize costs and expenses in operating our business, including the salaries of WREG’s employees, which could negatively affect our financial results.

If we internalize WREG, we will become exposed to new and additional costs and risks and may pay substantial consideration to WREG.

If we internalize WREG, we will become exposed to new and additional costs and risks. For example, while we would no longer bear the external costs of the management fee paid to WREG if we become internally managed, our direct overhead may increase, as we would be responsible for 100% of the compensation and benefits of our officers and other employees, including the portion of compensation and benefits of WREG’s officers and other employees allocated to its legacy funds, which we may not be able to fully recoup. If the homes we acquire do not perform as anticipated or if we fail to raise additional financing, we may not be able to cover such additional overhead. As a direct employer, we would also be subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. In addition, internalizing WREG may require that we pay substantial consideration to WREG. This could require that we obtain additional financing, which may not be available on favorable terms or at all. Accordingly, if we internalize WREG, our financial condition and operating results may be adversely affected.

We may choose to not internalize WREG despite the fact that we may have the right and the ability to internalize it; if we choose to not internalize, WREG may have the right to terminate the management agreement.

Pursuant to the management agreement, WREG is obligated to present to us a proposal to internalize WREG following the initial term of the management agreement, each extension term and when the common equity capital raised by us reaches $         billion. While WREG’s proposed internalization price will be subject to a cap, WREG is only obligated to propose an internalization price no higher than such cap. No assurances can be given that we will internalize WREG on the foregoing terms or at all. After the initial term and, if applicable, the extension terms of the management agreement, in the event that we, for any reason whatsoever, choose to not internalize WREG, WREG will continue to collect its management fee and any reimbursements to which it is entitled. After the final extension term of the management agreement, if we choose to not acquire WREG, WREG will then have the right to terminate the management agreement.

The liability of WREG is limited under the management agreement, and we have agreed to indemnify WREG and its affiliates and advisers, against certain liabilities. As a result, we could experience poor performance or losses for which WREG would not be liable.

Pursuant to the management agreement, WREG does not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. WREG and its officers, stockholders, members, managers, personnel and directors, any person controlling or controlled by WREG and any person providing sub-advisory services to WREG will not be liable to us, any of our subsidiaries, any of our directors, stockholders or partners or any subsidiary’s stockholders, members or partners for acts or omissions performed in accordance with or pursuant to the management agreement, except by reason of acts constituting reckless disregard of WREG’s duties under the management agreement that have a material adverse effect on us, bad faith, fraud, willful misconduct or gross negligence, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify WREG and its affiliates with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such indemnified parties not constituting reckless disregard of WREG’s duties under the management agreement that have a material adverse effect on us, bad faith, fraud, willful misconduct or gross negligence. As a result, if we experience poor performance or losses, WREG would not be liable.

We expect our board of directors to approve very broad investment guidelines and to not review or approve each acquisition decision made by WREG.

WREG will be authorized to follow very broad investment guidelines. Our board of directors will periodically review and update our investment guidelines and will also review our portfolio of homes and short-term investments, but it will not review or approve specific home acquisitions. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by WREG. WREG has great latitude within the broad parameters of the investment guidelines set by our board of directors in determining our acquisition strategies, which could result in net returns that are substantially below expectations or that result in material losses. Furthermore, WREG may use complex strategies, and transactions entered into by WREG may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Moreover, decisions made by WREG may not be in your best interest.

The conflicts of interest policy we will adopt may not adequately address all of the conflicts of interest that may arise with respect to our investment activities and also may limit the allocation of investments to us.

In order to avoid any actual or perceived conflicts of interest with WREG, its subsidiaries and affiliates, we will adopt a conflicts of interest policy prior to the closing of this offering to specifically address some of the conflicts relating to our investment opportunities. Although under this policy the approval of a majority of our independent directors will be required to approve (i) any purchase of our assets by any of WREG’s subsidiaries or affiliates and (ii) any purchase by us of any assets of any of WREG’s subsidiaries or affiliates, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Since our executives are also executives of WREG, the same personnel may determine the timing, price and terms for the investments for both us and other subsidiaries or affiliates and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of fair market value, will ensure that we receive the same opportunities to purchase certain desirable homes as other of WREG’s subsidiaries or affiliates.

Under our management agreement, WREG has a contractually defined duty to us rather than a fiduciary duty, which may cause WREG to devote fewer resources to managing us than if it had a statutory duty.

Under the management agreement, WREG maintains a contractual as opposed to a fiduciary relationship with us, which limits WREG’s obligations to us to those specifically set forth in the management agreement. The ability of WREG (or its personnel) and its officers and employees to engage in other business activities may reduce the time WREG spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the MGCL, for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including our officers who are employees of WREG, are subject to general agency principals, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure.

Risks Related to This Offering and Ownership of Our Common Stock

We have not identified specific acquisitions or other uses for the net proceeds from this offering. Therefore, you will be unable to evaluate the allocation of the net proceeds from this offering or the economic merits of our investments before making an investment decision to purchase our common stock.

We have broad authority to invest the net proceeds from this offering in any real estate investments that we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merit of our homes before we invest in them and will be relying on our ability to select attractive investments. We also have broad discretion in implementing policies regarding resident creditworthiness, and you will not have the opportunity to evaluate our residents. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. These factors will increase the uncertainty, and thus the risk, of investing in our common stock.

Although we intend to use the net proceeds from this offering and the concurrent private placement to acquire, restore, manage and lease single-family homes, we cannot assure you that we will be able to do so. Our failure to apply the net proceeds from this offering and the concurrent private placement effectively or find suitable assets to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

Prior to the full deployment of the net proceeds of this offering and the concurrent private placement as described above, we may invest the undeployed net proceeds in interest-bearing, short-term, investment-grade securities or money market accounts that are consistent with our intention to qualify as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above. We may not be successful in completing any investments we identify and the single-family homes and other investments we acquire may not produce our anticipated, or any, positive returns.

There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Our shares of common stock are newly issued securities for which there is no established trading market. Prior to the completion of this offering, we intend to apply to have our common stock listed on the NASDAQ Global Market under the trading symbol “WAY.” However, there can be no assurance that such listing will be approved, or, if approved, that an active trading market for our common stock will develop, or if one develops, be maintained. If an active market does not develop or is not maintained, the market price of our common stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our common stock subsequent to this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect the market price of our common stock include:

•	our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects, and the operating performance of similar companies;

•

equity issuances by us, share re-sales by our stockholders, the conversion of common units in our operating partnership into shares of our common stock or the perception that such issuances, re-sales or conversions may occur;

•	actions by our stockholders;

•	failure to maintain our REIT qualification;

•	actual or anticipated accounting problems, including changes in accounting principles;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

•	publication of research reports about us or the real estate industry;

•	publication of news stories or other reports about us or the single-family rental sector;

•	changes in market valuations of similar companies and the stock market generally;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	speculation in the press or investment community;

•	actual or perceived conflicts of interest with WREG or its employees and affiliates, including our executives and certain of our directors;

•	additions to or departures of WREG’s key personnel;

•	the process surrounding and the impact of the potential internalization of WREG;

•	passage of legislation or other regulatory developments that adversely affect us or our industry;

•

increases in market interest rates, which may lead investors to seek alternative investments paying higher dividends or interest, or to demand a higher distribution yield for our common stock, if we have begun to make distributions to our stockholders, and would result in increased interest expense on our variable rate debt, if any;

•	price and volume fluctuations in the stock market generally; and

•	general market and economic conditions, including the current state of the credit and capital markets.

The price you pay for the common stock in this offering may exceed the fair market value of the underlying assets represented by your ownership stake.

We do not plan to obtain third party appraisals of any homes or other assets that we acquire in connection with this offering and the concurrent private placement. The initial public offering price of our common stock will be determined by a negotiation between us and the representatives of the underwriters based on the information presented in this prospectus, the history and prospects for the industry and sector in which we compete, the ability of WREG to manage our business, prospects for our future earnings, the present state of our development and current financial condition, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and the general condition of the securities markets at the time of this offering. The initial public offering price of our common stock will be higher than the net tangible book value per share of our common stock immediately after the consummation of this offering and the concurrent private placement. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $ (or approximately             %) in net tangible book value per share from the price you paid, based upon an assumed initial public offering price of $             per share, the midpoint of the range shown on the front cover of this prospectus.

Our financial results in the period or periods immediately following the consummation of this offering and the concurrent private placement may not be reflective of our earnings potential and may cause our stock price to decline.

Our financial results in the fiscal periods immediately following the consummation of this offering and the concurrent private placement may not be representative of our future potential. Until we are able to fully deploy the proceeds of this offering and the concurrent private placement, we will invest such funds in interest-bearing accounts and short-term, interest-bearing securities, with lower yield than we would expect to receive once these funds have been fully invested in our core single-family homes. In addition, since we expect to experience rapid growth following this offering and the concurrent private placement, we will have a greater percentage of our portfolio invested in assets in the process of stabilization than we would expect to have as a more mature operation. It will take time and significant cash resources to renovate, reposition and lease these homes during the stabilization process. As a result, newly acquired homes will remain unproductive for some period of time following the offering and will reduce our overall financial performance. WREG will also incur additional reimbursable expenses to expand its operations, systems and infrastructure to support our growth. If we experience lower-than-expected financial results, our stock price and the value of your investment may decline.

Sales of common stock in the future may have adverse effects on our share price.

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional authorized shares of common stock and preferred stock (or securities which are convertible or exchangeable for common stock or preferred stock), options, warrants and other rights on the terms and for the consideration it, in its sole discretion, deems appropriate. We may choose to expand the scale of our operations and may utilize the proceeds of future equity offerings to accomplish such expansion. Future sales of substantial amounts of our common stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, that future sales of our common stock will have on the liquidity of our common stock. To the extent the proceeds of any future equity offering are invested in residential assets that have less favorable yield characteristics than our then existing portfolio, our stockholders will suffer dilution in their yield and distributable cash per share.

We, our directors, director nominees and executive officers, WREG’s senior management and other equity investors in the initial financing (including investors who participate in the concurrent private placement) have agreed that we and they will not, during the period ending (1) 180 days, in the case of us, our directors, director nominees and executive officers and WREG’s senior management, (2) 90 days, in the case of other equity investors in the initial financing, or (3) 120 days, in the case of shares purchased by investors in the concurrent private placement, without the prior written consent of Citigroup Capital Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. While we have agreed not to waive or otherwise modify the provisions of the lock-up agreements, Citigroup Capital Markets Inc. and Jefferies LLC may, at any time, release all or a portion of our common stock subject to the foregoing lock-up provisions. If all or any of the restrictions under the lock-up agreements are waived, shares of our common stock may become available for sale into the market, subject to applicable law. Following the expiration of or the full or partial release of the lock-up agreements, all, in the event of the expiration of or the full release of the lock-up agreements, or a portion, in the event of a partial release of the lock-up agreements, of these shares will be freely transferable without restriction. In addition, under our partnership agreement, holders of common units (other than equity investors in the initial financing who receive common units in connection with the formation transactions) do not have redemption or exchange rights, except under limited circumstances, for a period of 14 months and may not otherwise transfer their common units, except under certain limited circumstances, for a period of 14 months, from the later of completion of this offering or the date on which a person first became a holder of common units. After the expiration of this period, transfers of common units by limited partners and their assignees are subject to various conditions, including our right of first refusal, described under “The Operating Partnership and the Partnership Agreement—Transfers and Withdrawals.” Sales of substantial amounts of common stock, the perception that such sales could occur or the lapse of restrictions on resale of our common stock by certain of our stockholders may adversely affect the prevailing market price for our common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year for us to qualify as a REIT under the Code, which requirement we currently intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus.

All distributions will be made at the discretion of our board of directors and will depend on our earnings, financial condition, maintenance of our REIT qualification and other factors that our board of directors may deem relevant from time to time. Since we are contractually obligated to pay a fee to WREG and reimburse WREG for certain operating expenses, there may be times when the funds generated by our operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our stockholders. In addition, our board of directors, at its discretion, may retain any portion of such cash in excess of our REIT taxable income for working capital. As a result, no assurance can be given that we will be able to make distributions to our stockholders at any time or that the level of any distributions will achieve any specific market yield or will increase or be maintained over time. Any failure to achieve expected distributions could materially and adversely affect the price of our common stock.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our homes at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of time it takes for us to deploy the net proceeds from this offering and the concurrent private placement into our target assets, the amount of income we will earn from those investments, the amount of our operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to our stockholders entirely from distributable cash flows, we may fund our quarterly distributions to our stockholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to our stockholders entirely from distributable cash flows, the value of our shares may be negatively impacted.

If our common stock trades at a discount to the fair market value of our homes we may become the target of a potential business combination transaction.

We intend to acquire a large number of homes in a short period of time during a period in which a significant amount of capital has come into the single-family rental sector. Neither we nor any other entity has established a market-leading position. Our competitors may view a company whose common stock is trading at a discount to the fair market value of its homes as a means to acquire a large number of homes at a discounted price and we may become the target of a potential business combination transaction. If we become such a target, our executive officers may be required to devote a substantial portion of their time managing a potential business combination transaction, which may adversely affect their ability to manage our operations. If we complete a business combination transaction, it is possible that, following the closing of any such transaction neither our executive officers nor WREG will have any involvement in our operations on a go-forward basis.

We may use a portion of the net proceeds from this offering and the concurrent private placement to make distributions, which would, among other things, reduce our cash available for investing.

Prior to the time we have fully invested the net proceeds of this offering and the concurrent private placement or are generating positive cash flow from operations, we may fund our quarterly distributions out of the net proceeds of the offering and the concurrent private placement, which would reduce the amount of cash we have available for investing and other purposes. Although we currently do not intend to use the proceeds from this offering or the concurrent private placement to make distributions to our stockholders, if we do, such distributions could be dilutive to our financial results. In addition, funding our distributions from our net proceeds may constitute a return of capital to our investors, which would have the effect of reducing each stockholder’s basis in its shares of our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make distributions to our stockholders.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate on shares of our common stock or seek alternative investments paying higher distributions or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of shares of our common stock could decrease because potential investors may require a higher distribution yield on shares of our common stock as market rates on our interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control, preventing our stockholders from realizing a potential premium over the market price of our stock in a proposed acquisition.

Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. We are subject to the “business combination” provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an “interested stockholder” (defined generally as (a) any person who beneficially owns 10% or more of our then outstanding voting stock or (b) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock, provided that our board of directors did not approve in advance the transaction by which the stockholders otherwise would have become an interested stockholder) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (x) 80% of the votes entitled to be cast by holders of outstanding shares of our voting stock; and (y) two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). We cannot provide you with any assurance, however, that our board of directors will not opt to be subject to such business combination provision at any time in the future. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations.”

The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as voting shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or the power to direct the exercise of voting power with respect to issued and outstanding “control shares”, subject to certain exceptions) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquiror of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Control Share Acquisitions.”

The “unsolicited takeover” provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain provisions if we have a class of equity securities registered under the Exchange Act (which we will have upon the completion of this offering), and at least three independent directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Subtitle 8.”

In addition, certain other provisions of Maryland law and our charter and bylaws may inhibit changes in control. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws.”

Our charter contains provisions that may delay, defer or prevent a change of control transaction.

Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as it determines are advisable to preserve our qualification as a REIT. Our charter also prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock, in each case excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

•

discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

•

result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series or class of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our board of directors.

Our charter provides that a director may be removed only for cause (as defined in our charter) and then only by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast generally in the election of directors. Our charter also provides that vacancies on our board of directors may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements prevent stockholders from removing directors except for cause and with a majority vote and from replacing directors with their own nominees and may prevent a change in control of our company that is in the best interests of our stockholders.

The ability of our board of directors to change our major policies without the consent of stockholders may not be in your interest.

Our board of directors determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to stockholders. Our board of directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders. We intend to notify our stockholders of significant changes to our investment guidelines or other major policies that may affect them consistent with our reporting obligations under the Exchange Act.

We may structure acquisitions of property in exchange for limited partnership units in our operating partnership on terms that could limit our liquidity or our flexibility.

We may acquire homes by issuing limited partnership units in our operating partnership in exchange for a property owner contributing property to the partnership. If we enter into such transactions, in order to induce the contributors of such homes to accept units in our operating partnership, rather than cash, in exchange for their homes, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership agreement provides that any holder of units may exchange limited partnership units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. Finally, in order to allow a contributor of a home to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent us from selling those homes, even if market conditions made such a sale favorable to us.

Risks Related to Our Taxation as a REIT

Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future. If we lose our REIT qualification, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the per share trading price of our common stock.

Qualification as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, alternative minimum taxes and property and transfer taxes. In addition, in certain circumstances, we could be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% penalty tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through one or more taxable REIT subsidiaries or other subsidiary corporations that will be subject to corporate-level income tax at regular corporate rates. Payment of these taxes could materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity and prospects, and could adversely affect the per share trading price of our common stock and our ability to make distributions to our stockholders.

If our operating partnership fails to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership, and not an association or a publicly traded partnership taxable as a corporation, for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including us.

Our taxable REIT subsidiaries will be subject to federal income tax, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s-length terms.

We will own an interest in one or more taxable REIT subsidiaries, and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income, including net capital gains, each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Accordingly, we may not be able to retain sufficient cash flow from operations to meet our debt service requirements and repay our debt. Therefore, we may need to raise additional capital for these purposes, and we cannot assure you that a sufficient amount of capital will be available to us on favorable terms, or at all, when needed, which would materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock. Further, in order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the per share trading price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Dividends payable by REITs do not generally qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including the per share trading price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

From time to time, we may choose to transfer or dispose of some of the homes in our portfolio. A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, “prohibited transactions” are sales or other dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business. Although we do not intend to hold a significant number of homes as inventory or primarily for sale to customers in the ordinary course of business (and we generally intend to hold any such homes through a taxable REIT subsidiary), the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. In order for the safe harbor to apply to a sale of property, among other things, (i) the REIT must have held the property for at least two years for the production of rental income, (ii) the expenditures that the REIT capitalized with respect to the property during the two years preceding the sale must be less than 30% of the net selling price of the property and (iii) the REIT’s sales of other properties during the taxable year of the sale must not exceed certain thresholds. It may not be possible to satisfy this safe harbor with respect to certain activities, such as if we were to acquire, renovate and sell the property in a short period of time.

The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. Accordingly, if we intend to sell an asset and are not able to satisfy the safe harbor described above, we may hold the asset through a taxable REIT subsidiary. In addition, it is likely that we will sell certain properties that will not have met all of the requirements of the safe harbor, and that are not held through a taxable REIT subsidiary, if we believe that the sale would not be a prohibited transaction based on a facts-and-circumstances analysis. If the IRS were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to the 100% tax with respect to the gain from such sale. The avoidance of the tax on prohibited transactions could cause us to undertake less substantial sales of property than we would otherwise undertake in order to maximize our profits. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis.

The 100% tax described above may limit our ability to enter into certain transactions that would otherwise be beneficial to us. For example, if circumstances make it unprofitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets located in those states or markets other than through a taxable REIT subsidiary, which could harm our operating profits and the per share trading price of our common stock.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts that we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; or (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% penalty tax on any resulting gain if such sales constitute prohibited transactions.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	adverse economic or real estate developments in our target markets;

•	defaults on, early terminations of or non-renewal of leases by residents;

•	difficulties in identifying homes to acquire and completing acquisitions;

•	increased time and/or expense to gain possession and renovate homes;

•	our failure to successfully operate acquired homes and operations;

•	projected operating costs;

•	rental rates or vacancy rates;

•	our ability to obtain financing arrangements;

•	proposed internalization of WREG;

•	general volatility of the markets in which we participate;

•	our expected investments;

•	interest rates and the market value of our target assets;

•	impact of changes in governmental regulations, tax law and rates, and similar matters;

•	our ability to maintain our qualification as a REIT for U.S. federal income tax purposes;

•	availability of qualified personnel;

•	estimates relating to our ability to make distributions to our stockholders in the future;

•	our understanding of our competition; and

•	market trends in our industry, real estate values, the debt securities markets or the general economy.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law. For a further discussion of these and other factors that could cause our future results to differ materially from any forward-looking statements, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $         million ($         million if the underwriters exercise their option to purchase up to an additional              shares of our common stock in full). The net proceeds we will receive in the concurrent private placement of our common stock will be $         million.

We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units. We expect our operating partnership to use substantially all of the net proceeds received from us to acquire and renovate single-family homes in accordance with our business and growth strategies described in this prospectus, to pay off the bridge facility (which had outstanding borrowings of approximately $97.5 as of May 24, 2013) and for general business purposes, including WREG’s management fee and reimbursable expenses pursuant to the terms of the management agreement ($         of which was accrued and unpaid as of                     , 2013).

The net proceeds from the bridge facility were used to acquire and renovate single-family homes consistent with our investment strategy. The bridge facility currently bears interest at LIBOR plus 350 basis points and has an expected maturity of the earlier of the initial public offering or October 1, 2014.

Pending application of any portion of the net proceeds, we or the operating partnership will invest such funds in interest-bearing accounts and short-term, interest-bearing securities as is consistent with our intention to qualify for taxation as a REIT. These investments are expected to provide lower net return than what we will seek to achieve from our target assets.

CAPITALIZATION

The following table sets forth:

•	our cash and cash equivalents and capitalization as of March 21, 2013; and

•

our cash and cash equivalents and capitalization as of March 21, 2013, pro forma as adjusted to give effect to the formation transactions and the sale of              shares of common stock in this offering at an assumed offering price of $         per share (based on the midpoint of the price range set forth on the front cover of this prospectus) and net of the underwriting discounts and commissions and other estimated offering expenses payable by us and the sale of              shares of our common stock in the concurrent private placement at a price per share equal to the initial public offering price less the underwriting discount, resulting in us receiving the same net proceeds from the sale of such shares as we would have received if they were sold in this offering.

The following table should be read in conjunction with the section captioned “Management Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 21, 2013
	Actual	Pro Forma As Adjusted
		(Unaudited)
	(in thousands, except per share amounts)
Cash and cash equivalents	$1	$

Stockholders’ equity:
Preferred stock—par value $0.01 per share, zero shares authorized, no shares issued and outstanding	—	—
Common stock—par value $0.01 per share, 100,000 shares authorized, 1,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted(1)	—
Additional paid-in capital	1
Retained earnings	—

Total stockholders’ equity	1
Noncontrolling interests—operating partnership	—

Total equity(deficit)	1

Total capitalization	$1	$

(1)

Includes (a)          shares of our common stock to be issued in this offering, (b)          shares of our common stock to be issued in the formation transactions, (c)         shares of our common stock that will be issued in the concurrent private placement and (d)          shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with the completion of this offering. Excludes (i)          shares if the underwriters exercise their option to purchase additional shares of our common stock in full, (ii)          shares of our common stock available for future issuance under our 2013 Incentive Award Plan, (iii)          shares of our common stock that may be issued, at our option, upon exchange of          common units that will be issued in the formation transactions and (iv)          shares of our common stock that may be issued upon the exercise of warrants to be issued in the formation transactions at an exercise price of $         per share.

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. As of May 10, 2013, we had a pro forma net tangible book value of approximately $         million, or $         per share of our common stock held by existing investors, assuming the exchange of common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby and the concurrent private placement, including the use of proceeds as described under “Use of Proceeds,” the formation transactions and the deduction of underwriting discounts and commissions and estimated offering and formation expenses payable by us, the pro forma net tangible book value as of May 10, 2013 attributable to common stockholders would have been $        , or $         per share of our common stock, assuming the exchange of common units into shares of our common stock on a one-for-one basis. This amount represents an immediate increase in net tangible book value of $         per share to existing investors and an immediate dilution in pro forma net tangible book value of $         per share from the assumed public offering price of $         per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$

Net tangible book value per share before this offering and the concurrent private placement(1)
Net increase in pro forma net tangible book value per share attributable to the formation transactions

Net increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placement

Pro forma net tangible book value per share after the formation transactions, this offering and the concurrent private placement(2)

Dilution in pro forma net tangible book value per shares to new investors(3)	$

(1)

Net tangible book value per share of our common stock before this offering and the concurrent private placement is determined by dividing net tangible book value based on May 10, 2013 net book value of our tangible assets (consisting of total assets less intangible assets) of our predecessor by the number of shares of our common stock held by existing investors after this offering and the concurrent private placement, assuming the exchange of the common units issued to existing investors for shares of our common stock on a one-for-one basis and excluding common stock issuable upon exercise of warrants.

(2)

Based on pro forma net tangible book value of approximately $         divided by the sum of shares of our common stock and common units to be outstanding after the formation transactions, this offering and the concurrent private placement, excluding common stock issuable upon exercise of warrants.

(3)

Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions, this offering and the concurrent private placement from the initial public offering price paid by a new investor for a share of our common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (based on the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma net tangible book value by $         million and (decrease) increase the dilution to new investors by $         per share, assuming the number of shares offered by us in this offering and the concurrent private placement, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table below summarizes (i) the difference between the number of shares of common stock and common units issued to existing investors in the formation transactions and the number of shares to be received by new investors purchasing shares in this offering and the concurrent private placement, and (ii) the difference between our pro forma net tangible book value as of May 10, 2013 after giving effect to the formation transactions but prior to this offering and the concurrent private placement and the total consideration paid in cash by the new investors purchasing shares in this offering (based on the midpoint of the range set forth on the cover of this prospectus) and the concurrent private placement on an aggregate and per share/unit basis.

	Shares/Common Units Issued			Pro Forma Net Tangible Book Value of /Cash				Average Price Per Share/Unit
	Number	Percentage		Amount		Percentage
Shares of common stock and common units issued to existing investors in the formation transactions			%		$(1)		%	$
New investors in this offering and the concurrent private placement			%	$			%	$

			%	$			%

(1)	Represents our pro forma net tangible book value as of May 10, 2013 after giving effect to the formation transactions but prior to this offering and the concurrent private placement.

If the underwriters exercise their option to purchase additional share in full, the pro forma net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors. To the extent that outstanding warrants are exercised, new investors will experience further dilution. If all our outstanding warrants had been exercised as of May 10, 2013, assuming the treasury stock method, our pro forma net tangible book value as of May 10, 2013 would have been approximately $         million or $         per share of our common stock, and the pro forma net tangible book value after giving effect to the formation transactions and this offering would have been $         per share, representing dilution in our pro forma net tangible book value per share to new investors of $        .

DISTRIBUTION POLICY

We are a newly formed company that has not commenced operations. As a result, we have not paid any distributions as of the date of this prospectus. U.S. federal income tax laws generally require that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, including any net capital gains. For more information, please see “Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our REIT taxable income, determined without regard to the deduction for dividends paid, to holders of our common stock out of assets legally available therefor.

Any distributions we make will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of REIT qualification, the applicable restrictions contained in the MGCL and such other factors as our board may determine in its sole discretion. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and may need to use the proceeds from future equity and debt offerings, sell assets or borrow funds to make some distributions. Although we have no intention to use the net proceeds of this offering or the concurrent private placement to make distributions or to make distributions using shares of common stock, we may do so. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We may use a portion of the net proceeds from this offering or the concurrent private placement to make distributions, which would, among other things, reduce our cash available for investing.” We cannot assure you that our distribution policy will not change in the future.

SELECTED FINANCIAL DATA

We are a newly formed company that has not commenced operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the information provided under the section of this prospectus entitled “Risk Factors,” “Forward-looking Statements,” and “Business and Properties” and our audited balance sheet and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a recently formed, externally managed REIT focused on the acquisition, renovation, leasing, maintenance and management of single-family homes. Our principal objective is to generate attractive risk-adjusted returns for our stockholders over the long term through capital appreciation and dividend growth. We generate revenue by leasing our portfolio of single-family homes and, from this revenue, expect to pay the operating costs associated with our business and any distributions to our stockholders.

Under our charter, we are authorized to issue up to 100,000 shares of common stock. We were initially capitalized by issuing 1,000 shares of stock. In April 2013, WLLC, the entity that will become our operating partnership, completed a private placement for $35 million of equity capital from investors, including GI Partners and certain officers of WREG, and closed a $65 million bridge facility. In May 2013, WLLC completed a follow-on private placement for approximately $10.5 million of equity capital from investors (and received subscription commitments for an additional $20 million of equity capital from investors that will be funded on or prior to May 30, 2013) and closed an amendment to the bridge facility, increasing the borrowing capacity to $97.5 million. We refer to these transactions collectively as the initial financing. Upon the closing of the April 2013 financing, WLLC began acquiring and renovating single-family homes consistent with our investment strategy. We expect $         of the initial financing to have been invested by                      2013, representing the acquisition and estimated renovation costs of more than              homes.

Following the completion of this offering, the concurrent private placement and the formation transactions, our operating partnership will, directly or indirectly through its wholly owned subsidiaries, hold substantially all of our assets and conduct substantially all of our operations. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units in our operating partnership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully below in “The Operating Partnership and the Partnership Agreement.” Our board of directors will manage the business and affairs of our company by directing the business and affairs of our operating partnership and interfacing with WREG.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. For more information related to the consequences of this election, please see “Federal Income Tax Considerations.”

Factors Expected to Affect Our Results and Financial Condition

We expect our results of operations and financial condition will be affected by numerous factors, many of which will be beyond our control. Key factors that will impact our results of operations and financial condition include our home acquisition pace, the time and cost required to renovate and lease newly acquired homes, rental rates, occupancy levels, resident turnover rates, the time and cost required to re-lease vacated homes, our expense ratios, our ability to raise capital and our capital structure.

Results of Operations

As of the date of this prospectus, we have not commenced any operations and WLLC does not have meaningful operating results.

Critical Accounting Policies

Below is a discussion of the accounting policies that we believe will be critical once we commence operations. We consider these policies critical because they require estimates about matters that are inherently uncertain, involve various assumptions and require significant management judgment and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Applying different estimates or assumptions may result in materially different amounts reported in our financial statements.

Investments in Real Estate

Single-family homes are recorded at cost, less accumulated depreciation, less an adjustment, if any, for impairment. All single-family homes are purchased to be leased. Acquired single-family homes not subject to an existing lease are recorded at the purchase price, including acquisition costs, allocated between land, building and improvements based upon their fair values at the date of acquisition. Single-family homes acquired with an existing lease are recorded at the purchase price, allocated to land, building, building improvements and the existing lease based upon their fair values at the date of acquisition, with acquisition costs expensed as incurred. Fair value is determined under the guidance of Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, primarily based on unobservable market data inputs, which are categorized as Level 3 valuation measurements. In determining the fair value of assets acquired and liabilities assumed, we utilize our own market knowledge and information obtained from various third party sources including real estate brokers, real estate data providers and county tax assessment records to develop market averages which are further analyzed using replacement cost analysis to support building and site improvement allocations. Market averages are further refined to address property specific attributes. The fair value of acquired in-place lease intangibles are based on costs to execute similar leases including commissions and other related costs. The origination value of in-place leases also includes an estimate of lost rent revenue at in-place rental rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition.

Depreciation of Investments in Real Estate

Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The following table reflects the standard depreciable lives typically used to compute depreciation and amortization.

Description	Standard Depreciable Life
Land	Not depreciated
Building	40 years
Building and site improvements	4-25 years
Leasing costs	Lease term
In-place leases	Lease term

Impairment of Real Estate

We evaluate our long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include declines in homes values, rental rate and occupancy and significant changes in the economy. We make our assessment at the individual property level because it represents the lowest level of identifiable cash flows. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the net carrying amount of a property. If the sum of the estimated undiscounted cash flows is less than the net carrying amount of the property, we record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. To determine the estimated fair value we consider comparable home sales or appraisals.

Capitalized Costs

For vacant properties we capitalize certain costs incurred in connection with the associated stabilization activities, including tangible property improvements and replacements of existing property components. Included in these capitalized costs are certain WREG personnel costs directly associated with time spent in connection with the acquisition, planning and execution of all capital investment activities at the property level and allocations of certain indirect costs. We also capitalize interest, property taxes, insurance, and homeowners’ association dues up through the renovation period of the stabilization process. The process of stabilization includes the acquisition, renovation, marketing and leasing of a property. Interest is capitalized at a rate equal to our weighted average cost of debt. On newly acquired homes targeted for immediate renovation, capitalization generally commences at acquisition. On homes where renovation is not targeted at acquisition or is performed later during the asset lifecycle, capitalization begins when activities to prepare the home for renovation commence. Capitalization continues up until the time a property is ready for its intended use which is when a property’s renovations are complete and it is ready for resident occupancy. After such time such costs are expensed. Also, throughout the property lifecycle, expenditures that increase the value of the property or extend its useful life are capitalized as well as costs incurred to successfully originate a lease that result directly from, and are essential to, the acquisition of that lease. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred.

Revenue Recognition

We lease our single-family homes under operating leases. The lease periods are generally short term in nature (one or two years) and reflect market rental rates. Rental income, net of concessions, is recognized on a straight-line basis over the term of the lease.

Recently Issued Accounting Pronouncements

Effective March 5, 2013 (inception), we adopted Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles (“US GAAP”) and IFRS, which generally aligns the principles for fair value measurements and the related disclosure requirements under US GAAP and International Financial Reporting Standards (“IFRS”). This standard requires new disclosures, with a particular focus on Level 3 measurements, including; quantitative information about the significant unobservable inputs used for all Level 3 measurements; qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs and a description of our valuation processes. This standard also requires disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy; information about when the current use of a non-financial asset measured at fair value differs from its highest and best use and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. The adoption of this standard did not have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

In April 2013, WLLC completed a private placement for $35 million of equity capital from investors, including GI Partners and certain officers of WREG, and closed a $65 million bridge facility. In May 2013, WLLC completed a follow-on private placement for approximately $10.5 million of equity capital from investors (and received subscription commitments for an additional $20 million of equity capital from investors that will be funded on or prior to May 30, 2013) and closed an amendment to the bridge facility, increasing the borrowing capacity to $97.5 million. WLLC is using the proceeds from the initial financing to acquire and renovate single-family homes. Upon the completion of this offering and the concurrent private placement, repaying the bridge facility in full, (which had outstanding borrowings of approximately $97.5 as of May 24, 2013) and paying WREG’s management fee and reimbursable expenses pursuant to the terms of the management agreement

($         of which was accrued and unpaid as of             , 2013) we expect to have remaining net proceeds of approximately $         million.

Following the completion of this offering and the concurrent private placement, we expect our near-term liquidity needs will consist primarily of funds necessary to acquire, renovate and lease homes, fund our operations and make distributions to our stockholders. We believe that the remaining net proceeds of this offering and the concurrent private placement, combined with the cash provided by our operations, will be sufficient to fund our operations and the payment of distributions to our stockholders required for us to qualify as a REIT in the near term. However, until we acquire and stabilize a portfolio of homes, there may be times when we experience shortfalls. Because our assets are illiquid by their nature, a timely liquidation of assets might not be a viable source of short-term liquidity, and we may be required to fund our operations from other financing alternatives. Furthermore, the execution of our business and growth strategies, particularly our acquisition strategy, may require that we access additional financing sources in the near term, including long-term secured and unsecured indebtedness or the issuance of debt and equity securities, including units in our operating partnership.

Our long-term liquidity needs will consist primarily of funds necessary to acquire, renovate and lease homes, fund non-recurring capital expenditures and repay indebtedness at maturity to the extent we incur indebtedness, make quarterly dividends to our stockholders and pay general and administrative expenses and overhead, including fees to WREG. Our business and growth strategies and the requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, to our stockholders, may cause us to have substantial liquidity needs over the long-term. We will seek to satisfy our long-term liquidity needs through cash provided by our operations, long-term secured and unsecured indebtedness, the issuance of debt and equity securities, including units in our operating partnership and property dispositions.

In connection with the formation transactions, our operating partnership will issue an aggregate of          common units to equity investors in the initial financing transactions. Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which such person first became a holder of common units (or immediately in the case of equity investors in the initial financing who receive common units in connection with the formation transactions), limited partners of our operating partnership and certain qualifying assignees of a limited partner will have the right to require our operating partnership to redeem part or all of their common units for cash or, at our election, exchange their common units for shares of our common stock (except in the case of equity investors in the initial financing receiving common units in connection with the formation transactions, who, during the first year after completion of this offering, will only have the right to exchange their common units for shares of our common stock), based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” These shares are “restricted securities” as defined in Rule 144 under the Securities Act and do not have registration rights. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described in “Shares Eligible for Future Sale—Rule 144.” To the extent that we redeem common units for cash, our liquidity will be decreased.

Quantitative and Qualitative Disclosure About Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values relevant to financial instruments will depend upon prevalent market interest rates. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We expect to enter into such contracts only with major financial institutions based on their credit rating and other factors. We do not currently have any market risk sensitive instruments.

Off-balance Sheet Arrangements

As of the date of this prospectus, we have no off-balance sheet arrangements.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Industry Overview and Market Opportunity section is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, a real estate consulting firm. You should read the following discussion together with the information under the caption “Risk Factors.”

Industry Overview

Residential housing is the largest real estate asset class in the United States with a size of approximately $17.7 trillion, according to the 2012 fourth quarter Federal Reserve Flow of Funds release. Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing.

The following chart provides information about the inventory of U.S. housing as of March 2013 by unit.

U.S. Housing Inventory

(as of March 2013)

Source: JBREC, May 2013.

Market Opportunity

While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators seeking to efficiently acquire large numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, a significant over-correction occurred in the pricing of the single-family housing sector. Home values declined approximately 30% from peak to trough nationally and approximately 42% from peak to trough on a weighted average basis across Waypoint’s 14 primary markets, according to the Burns Home Value Index. Due to significant distress in the housing market and additional macroeconomic factors, demand for rental housing has been increasing at a strong rate. The ability to acquire single-family homes at reduced prices, combined with improving housing demand characteristics, may offer a significant opportunity to those with a scalable real estate acquisition and operational platform and access to capital.

Over the next five years, a substantial number of non-performing loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program.

Single-Family Rental Supply

Following the eight-year period of solid price appreciation that ended in late 2006, home prices fell precipitously. This sudden decrease in home values has contributed to approximately 11.2 million home borrowers with negative equity or in some stage of delinquency as of the first quarter of 2013.

Foreclosure-related activity peaked in 2009 and has since begun to decline, but is still substantially above historical averages. From September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures (according to CoreLogic). While an unprecedented number of foreclosures have occurred, a large number of delinquent loans remain outstanding. As of March 31, 2013, approximately 10.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data) in the nation are in some level of non-performance.

Non-Performing Single-Family Residential Mortgage Loans

(as of March 2013)

(Total Non-Performing Loans: 4.2 million)

Source: MBA Mortgage Bankers Association—1st Quarter 2013 National Delinquency Survey.

The chart below illustrates the increase in the level of delinquency to relatively high levels. According to Mortgage Bankers Association data, a total of 4.2 million single-family residential mortgage loans are currently non-performing.

U.S. Single-Family Residential Mortgage Delinquency and Foreclosure Units

(Q4 1990 – Q1 2013)

Source: MBA Mortgage Bankers Association—1st Quarter 2013 National Delinquency Survey.

Over the next five years, a substantial number of non-performing loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program. At the current rate of delinquency and non-performance, it appears that over 4.2 million homeowners in the United States will be affected. Even if fewer than half of the delinquent or non-performing loans proceed through the foreclosure process or are sold through the short sale process, the supply of inventory available for acquisition could be large.

Rental Market Demand Overview

Over the past two years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancy has fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

In addition to a growing trend of a mobile workforce, America is undergoing a shift in demographics. Core baby boomer households are becoming empty nesters, and the number of 20- to 34-year-olds is growing at an accelerated pace, as members of “Generation Y” come of home buying age. In the context of high unemployment, labor insecurity and a desire to maintain mobility, “Generation Y,” defined as those born between 1980 and 1999, numbers more than 80 million members, and is likely to show a higher tendency to rent rather than own residential housing. Additionally, the rising cost of college education and the corresponding burden of student loans leave many young people deep in debt and less willing or able to take on mortgage debt.

The chart below illustrates the strength of the overall rental market (including both single-family and multi-family rental housing), which has seen increases in occupancy and rental rates (despite the macroeconomic headwinds that the United States economy has been facing). According to the U.S. Census Bureau, out of the total 78 million family households in the United States, 32 million have two members, and are more likely candidates for multi-family rentals, whereas 46 million have three or more members, and are more likely candidates for single-family rentals.

Single-Family and Multi-Family Rental Occupancy and Rental Rate

(as of December 31, 2011)

Source: U.S. Census Bureau.

Single-Family Rental Demand

Many homeowners who have been displaced by the housing bubble are looking to live in a home with similar characteristics and amenities to their former home and, for this population, single-family rentals may present the best available option. In the wake of the worst housing downturn in history, renting has, in many cases, become more compelling for consumers, and, with the growth of the single-family rental market, these consumers are now offered alternative rental options.

While multi-family and single-family housing seem to be natural competitors in the rental sector, each generally appeals to a different type of tenant. The two rental markets are largely segmented by stage of life. Singles, couples without children, people with roommates, newly divorced individuals and empty nesters dominate the multi-family market, because they have smaller space needs, less demand for associated acreage and generally prefer denser, transit-centric submarkets. On the other hand, the single-family market (both owner-occupied and tenant-occupied) serves larger households that are primarily families with children, whose preferences tend to focus on the need for additional space, quality of schools and neighborhood safety.

Within the broader rental market, the single-family rental segment has continued to grow its relative market share compared to other types of rental housing.

Relative Size of the Single-Family Rental Market

(as of December 31, 2011)

Source: U.S. Census Bureau.

Two of the primary factors driving the increase in demand for single-family rental properties are constraints on home mortgage financing and the displacement of homeowners.

Constraints on Home Mortgage Financing

Even with the increased affordability of homes, many would-be home buyers—including some with no history of foreclosure—are finding it difficult to qualify for a mortgage. Lenders have reverted to more stringent underwriting standards (such as limitations on aggregate indebtedness and restrictions on the percentage of income allocable to mortgage payments) and require larger down payments, which together have made it difficult for many potential home buyers to obtain mortgage financing.

Displaced Owners Forced to Rent

In some cases, the shift from owning to renting is a function of foreclosure, short sales, or other adverse credit or economic events. A home foreclosure, for example, can have a significant adverse effect on credit status and can limit the ability to obtain mortgage debt to finance future homeownership for up to seven years. Distressed owners are effectively converted to renters, many of whom prefer to live in a single-family unit, which has characteristics and amenities similar to their former homes, as opposed to an apartment.

The recent drop in home prices, constraints on mortgage lending, job volatility requiring greater geographic mobility, economic uncertainty, evolving demographics and expanded rental options are changing the way many Americans live. Many people, who in the past might have become homeowners, are instead becoming long-term renters of single-family homes. According to JBREC, for every 1.0% decline in the homeownership rate, the occupants of approximately 1.1 million homes become prospective tenants, and JBREC believes that the homeownership rate will continue to decrease through 2015 and then begin to increase again.

Single-Family Home Prices and Affordability

Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment)

for the median-priced resale home to the median household income is near an all-time low, dating back to 1981. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken gradually in the coming years, reaching their historical median levels in 2016. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

The Burns Affordability Index measures the relationship between the median household income and the annual housing costs for the median-priced home, dating to 1981. An index rating of 0 indicates the best historical affordability during this time, and a rating of 10 indicates the worst historical affordability; an index value of 5 indicates the median historical affordability from 1981 through 2012.

Burns Affordability Index—National

(January 1981 to December 2017P)

Source: JBREC, May 2013.

(P)	JBREC projection; actual values may differ materially from those projected.

Markets: Economic and Demographic Fundamentals

Projections and Assumptions

The following discussion contains projections regarding home price appreciation, employment growth, residential building permit activity, median household income and household formation. JBREC has made these projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. JBREC does not express any form of assurance that these projections will come true. See “Risk Factors—Risks Related to Our Business—The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.”

Home Value Appreciation

The Burns Home Value Index seeks to provide a reasonable estimate of home value trends in an MSA. The index is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. The index provides home value trends by analyzing transactions as they are negotiated, not closed, which eliminates the data lag embedded in other home value indices that are based only on completed transactions. The index does not measure the change in the median price of homes sold, which may be subject to the mix of homes being sold and differences by geography. Appreciation projections are highly dependent on JBREC’s assumptions of job growth by market, and mortgage rates staying below 6.0% through 2017.

Employment Growth

JBREC forecasts the Bureau of Labor Statistics’ wage and salary employment totals. Employment growth conditions vary by market, but JBREC believes that an economic recovery that involves global debt reduction is likely to be a slow-growth recovery. Among other things, JBREC has assumed that the economy is gradually expanding, albeit at a slower pace than prior economic recoveries.

Residential Building Permit Activity

JBREC’s residential building permit forecasts consider job growth in each market, as well as home sales activity, household formation and home price appreciation.

Median Household Income

JBREC’s household income assumptions take into account generally improving job growth, and assume that incomes are generally rising after declining during the recent economic downturn. As with job growth, the recovery in the rate of household income growth is generally expected to occur at a slower pace in the near term than in previous economic recoveries.

Household Formation

JBREC’s household formation assumptions are based on forecasted changes in population, as well as a return to more normal headship rates, or the percentage of people in an age group who head a household. Headship rates fell for nearly all age groups from 2000 to 2010, particularly in the younger age groups, mostly caused by the economic distress in the latter half of the last decade. JBREC assumes immigration occurs at levels consistent with the 2000s and continued growth in multi-generational families.

Overview

The following tables provide summaries of economic and housing industry data and estimates, forecasts, projections and assumptions for selected Metro Areas.

Metro Areas – West Coast
Oakland, CA Metro Division	Vallejo, CA MSA	Sacramento, CA MSA	Los Angeles, CA Metro Division	Riverside- San Bernardino, CA MSA	United States
Economic Data
MSA Rank by Population(1)	11	(11)	123	24	2	(12)	13
Unemployment Rate(2)	7.8%	8.9%	9.2%	9.9%	10.5%	7.6%
March 31, 2013
Average Annual Employment Growth Forecast(3)(4)	1.6%	1.3%	1.8%	1.7%	2.0%	1.4%
2013 to 2017
Average Annual Median Income Growth Forecast(3)(4)	1.5%	3.5%	2.2%	1.8%	2.1%	2.0%
2013 to 2017
Average Annual Population Growth Forecast(3)(5)	1.0%	0.3%	1.2%	1.0%	1.2%	1.0%
2013 to 2017

Housing Industry Data
Average Annual Home Value Appreciation Forecast(3)(6)	5.9%	12.7%	9.2%	5.3%	8.7%	5.5%
2013 to 2017
Peak to Current Home Value Change(3)(6)(7)	-30%	-56%	-47%	-37%	-50%	-25%
Shadow Inventory Estimate(3)(8)	17,000	4,500	20,200	53,300	43,500	3.1 million
Shadow Inventory % of Housing Units Estimate(3)(9)	1.7%	3.0%	2.3%	1.5%	2.9%	2.3%
Total Replacement Cost Per Square Foot – 2011 Estimate(3)(10)	$164.76	$146.99	$114.74	$170.03	$103.76

(1)	Source: 2012 U.S. Census Bureau, Statistical Abstract of the United States.
(2)	Source: Bureau of Labor Statistics. Monthly rate for March 2013.
(3)	JBREC estimate; actual values may differ materially from those estimated.
(4)	Source: JBREC.
(5)	Source: Moody’s Analytics (September 2012).
(6)	Source: JBREC – Burns Home Value Index.
(7)	Current represents JBREC estimate as of March 2013.
(8)

Shadow inventory includes homes that are not currently listed for sale but are in various stages of distress (i.e., mortgages that are 30 or more days delinquent or are in foreclosure). Estimates shown are as of the fourth quarter of 2012.

(9)	Based on 2011 housing stock. Source: 2011 U.S. Census Bureau American Community Survey.
(10)

The JBREC total replacement cost estimates are for 2011 (most current period data available). The estimate is based on each MSA’s median new home size and direct construction cost estimate, and includes a finished lot value estimate (lot ratio that varies by market multiplied by the median new home price), financing costs at 3% of the median new home price (revenue), selling, general and administrative (SG&A) costs of 12% of revenue and developer profit of 8% of revenue. These estimates do not include permits and fees because they may vary greatly by city or other jurisdiction within an MSA.

(11)	Population rank represents entire San Francisco-Oakland-Fremont, CA Metropolitan Statistical Area.
(12)	Population rank represents entire Los Angeles-Long Beach-Santa Ana, CA Metropolitan Statistical Area.
Note:	JBREC estimates the following blended assumptions and forecasts for the combined Oakland metro division and Vallejo MSA: Average Annual Employment Growth Forecast (2013 to 2017): 1.6%; Average Annual Home Value Appreciation Forecast (2013 to 2017): 6.6%; Peak to Current Home Value Change: -34%.

Metro Areas—Central
Las Vegas, NV MSA	Phoenix, AZ MSA	Dallas, TX Metro Division	Houston, TX MSA	Chicago, IL Metro Division	United States
Economic Data
MSA Rank by Population(1)	30	14	4	(13)	6	3	(14)
Unemployment Rate(2)	9.8%	6.7%	6.2%	6.1%	9.5%	7.6%
March 31, 2013
Average Annual Employment Growth Forecast(3)(4)	3.1%	2.8%	2.5%	2.5%	1.3%	1.4%
2013 to 2017
Average Annual Median Income Growth Forecast(3)(4)	2.1%	2.9%	2.7%	1.9%	1.9%	2.0%
2013 to 2017
Average Annual Population Growth Forecast(3)(5)	3.0%	2.6%	2.1%	1.9%	0.4%	1.0%
2013 to 2017

Housing Industry Data
Average Annual Home Value Appreciation Forecast(3)(6)	12.2%	9.8%	6.1%	4.0%	6.7%	5.5%
2013 to 2017
Peak to Current Home Value Change(3)(6)(7)	-54%	-43%	-8%	+3%	-33%	-25%
Shadow Inventory Estimate(3)(8)	29,800	32,100	37,900	49,900	135,800	3.1 million
Shadow Inventory % of Housing Units Estimate(3)(9)	3.5%	1.8%	2.3%	2.1%	4.3%	2.3%
Total Replacement Cost Per Square Foot – 2011 Estimate(3)(10)	$87.14	$81.20	$78.85	$79.50	$99.38

(13)	Population rank represents entire Dallas-Fort Worth-Arlington, TX Metropolitan Statistical Area.
(14)	Population rank represents entire Chicago-Joliet-Naperville, IL-IN-WI Metropolitan Statistical Area.

Metro Areas – East Coast
Atlanta, GA MSA	Tampa, FL MSA	Orlando, FL MSA	Miami, FL Metro Division	United States
Economic Data
MSA Rank by Population(1)	9	19	26	8	(15)
Unemployment Rate(2) March 31, 2013	7.9%	6.9%	6.6%	9.2%	7.6%
Average Annual Employment Growth Forecast(3)(4) 2013 to 2017	2.0%	2.2%	3.3%	2.0%	1.4%
Average Annual Median Income Growth Forecast(3)(4) 2013 to 2017	2.1%	2.4%	1.0%	1.7%	2.0%
Average Annual Population Growth Forecast (3)(5) 2013 to 2017	1.9%	1.4%	2.7%	1.3%	1.0%

Housing Industry Data
Average Annual Home Value Appreciation Forecast(3)(6) 2013 to 2017	9.4%	6.4%	8.3%	9.0%	5.5%
Peak to Current Home Value Change(3)(6)(7)	-32%	-45%	-51%	-52%	-25%
Shadow Inventory Estimate(3)(8)	77,900	61,200	48,000	60,300	3.1 million
Shadow Inventory % of Housing Units Estimate(3)(9)	3.6%	4.5%	5.1%	6.1%	2.3%
Total Replacement Cost Per Square Foot – 2011 Estimate(3)(10)	$81.61	$80.69	$70.89	$91.42

(15)	Population rank represents entire Miami-Fort Lauderdale-Pompano Beach, FL Metropolitan Statistical Area.

Changes in Burns Home Value Index

(January 2002 to March 2013) (1)

Source: JBREC, May 2013.

(1)

Current represents estimated Burns Home Value Index as of March 2013. Peak to trough and current recovery of peak to trough changes are based on monthly values for the time period January 2002 to March 2013.

(2)

Peak for each market presented occurred as follows: Oakland (March 2006), Vallejo (November 2005), Sacramento (August 2005), Los Angeles (April 2006), Riverside-San Bernardino (April 2006) and National (April 2006). Trough for each market presented occurred as follows: Oakland (June 2012), Vallejo (January 2012), Sacramento (November 2011), Los Angeles (December 2011), Riverside-San Bernardino (November 2011) and National (November 2011).

Burns Home Value Index – with Year-Over-Year Change

(indexed to 100 in January 2002)(1)

	Metro Areas—West Coast
	Oakland, CA Metro Division		Vallejo, CA MSA		Sacramento, CA MSA		Los Angeles, CA Metro Division		Riverside- San Bernardino, CA MSA		National
Jan. 2002	100		100		100		100		100		100
2002	108		109		110		111		108		105
2003	120	10.6%	126	16.0%	132	19.8%	134	21.7%	132	21.5%	116	10.1%
2004	143	19.3%	156	23.7%	167	26.8%	174	29.6%	178	35.1%	132	14.1%
2005	170	19.5%	188	20.7%	199	19.0%	214	22.8%	225	26.3%	153	15.4%
2006	174	2.4%	187	-0.9%	189	-4.9%	229	7.1%	242	7.6%	160	4.7%
2007	170	-2.7%	162	-13.5%	169	-10.9%	216	-5.8%	214	-11.5%	154	-3.7%
2008	146	-13.7%	106	-34.6%	132	-21.5%	163	-24.4%	152	-29.2%	136	-11.6%
2009	131	-10.5%	83	-22.0%	111	-16.1%	139	-15.0%	118	-22.5%	124	-8.7%
2010	128	-2.4%	80	-3.5%	102	-8.1%	139	0.0%	111	-5.5%	120	-3.7%
2011	123	-3.6%	73	-8.3%	94	-8.3%	137	-1.4%	107	-3.7%	115	-4.1%
2012	117	-5.3%	75	2.4%	97	4.0%	138	0.8%	111	3.7%	117	1.8%
2013P	128	9.3%	91	21.7%	113	16.5%	150	9.0%	127	14.0%	125	6.8%
2014P	140	9.9%	109	20.3%	130	14.9%	163	8.6%	144	13.9%	136	8.9%
2015P	149	6.0%	124	13.3%	142	8.7%	171	5.1%	157	9.3%	144	6.5%
2016P	154	3.4%	133	7.0%	148	4.8%	176	2.9%	165	5.1%	150	3.9%
2017P	156	1.3%	136	2.6%	151	1.8%	178	1.1%	169	1.9%	152	1.5%
Average Growth, 2013-2017(2)
		5.9%		12.7%		9.2%		5.3%		8.7%		5.5%
Cumulative Growth, 2013-2017(3)
		33.4%		82.1%		55.3%		29.4%		52.0%		30.7%

Source: JBREC, May 2013.

(P)	JBREC projection; actual values may differ materially from those projected.
(1)

Peak occurred in either 2005 or 2006 for all markets. Trough occurred during 2011 or 2012 for all markets. Burns Home Value Index estimates all home values in a market, not just recent transactions (sales).

(2)	Average growth represents the compound annual growth rate for 2013 through 2017, measured from the 2012 index base.
(3)	Cumulative growth represents the total change in the Burns Home Value Index measured from the 2012 index base through 2017P.

Changes in Burns Home Value Index

(January 2002 to March 2013) (1)

Source: JBREC, May 2013.

(1)	Current represents estimated Burns Home Value Index as of March 2013. Peak to trough and current recovery of peak to trough changes are based on monthly values for the time period January 2002 to March 2013.
(2)	Peak for each market presented occurred as follows: Las Vegas (February 2006), Phoenix (February 2006), Dallas (May 2007), Houston (May 2008), Chicago (March 2007) and National (April 2006). Trough for each market presented occurred as follows: Oakland (June 2012), Vallejo (January 2012), Sacramento (November 2011), Los Angeles (December 2011), Riverside-San Bemardino (November 2011), Las Vegas (November 2011), Phoenix (November 2011), Dallas (December 2011), Houston (December 2008), Chicago (December 2011) and National (November 2011).

Burns Home Value Index – with Year-Over-Year Change

(indexed to 100 in January 2002)(1)

	Metro Areas—Central
	Las Vegas, NV MSA		Phoenix, AZ MSA		Dallas, TX Metro Division		Houston, TX MSA		Chicago, IL Metro Division		National
Jan. 2002	100		100		100		100		100		100
2002	103		103		101		102		104		105
2003	117	13.1%	108	5.7%	103	2.0%	107	4.1%	114	9.2%	116	10.1%
2004	168	43.9%	122	13.0%	108	4.6%	112	5.0%	122	6.7%	132	14.1%
2005	195	16.3%	175	43.2%	109	1.1%	113	0.4%	134	9.9%	153	15.4%
2006	200	2.4%	188	7.4%	113	3.7%	118	5.1%	139	4.0%	160	4.7%
2007	180	-9.8%	170	-9.8%	113	-0.1%	120	1.4%	137	-1.9%	154	-3.7%
2008	137	-23.9%	135	-20.8%	108	-5.0%	120	0.4%	122	-10.3%	136	-11.6%
2009	99	-27.9%	105	-22.1%	107	-0.5%	117	-2.9%	111	-9.6%	124	-8.7%
2010	88	-10.5%	93	-11.2%	106	-1.1%	120	2.6%	102	-7.7%	120	-3.7%
2011	79	-10.0%	85	-8.7%	101	-5.1%	120	-0.3%	94	-7.8%	115	-4.1%
2012	83	3.9%	99	15.9%	101	0.3%	123	2.6%	92	-2.5%	117	1.8%
2013P	98	18.2%	118	19.6%	108	7.3%	129	4.8%	95	3.4%	125	6.8%
2014P	117	19.8%	136	15.7%	118	9.2%	136	5.7%	105	10.2%	136	8.9%
2015P	133	13.9%	148	8.2%	127	7.3%	143	5.0%	116	10.6%	144	6.5%
2016P	143	7.3%	154	4.5%	133	4.8%	147	3.3%	123	6.8%	150	3.9%
2017P	147	2.7%	157	1.7%	135	2.0%	149	1.4%	127	2.7%	152	1.5%
Average Growth, 2013-2017(2)
		12.2%		9.8%		6.1%		4.0%		6.7%		5.5%
Cumulative Growth, 2013-2017(3)
		77.7%		59.3%		34.3%		21.8%		38.2%		30.7%

Source: JBREC, May 2013.

(P)	JBREC projection; actual values may differ materially from those projected.
(1)	Peak occurred in either 2006 or 2007 for all markets, with the exception of the Houston, TX MSA. Trough occurred during 2011 for these markets, with the exception of the Houston, TX MSA. Burns Home Value Index estimates all home values in a market, not just recent transactions (sales).
(2)	Average growth represents the compound annual growth rate for 2013 through 2017, measured from the 2012 index base.
(3)	Cumulative growth represents the total change in the Burns Home Value Index measured from the 2012 index base through 2017P.

Changes in Burns Home Value Index

(January 2002 to March 2013) (1)

Source: JBREC, May 2013.

(1)	Current represents estimated Burns Home Value Index as of March 2013. Peak to trough and current recovery of peak to trough changes are based on monthly values for the time period January 2002 to March 2013.
(2)	Peak for each market presented occurred as follows: Atlanta (March 2007), Tampa (March 2006), Orlando (April 2006), Miami (December 2006) and National (April 2006). Trough for each market presented occurred as follows: Atlanta (December 2011), Tampa (September 2011), Orlando (November 2011), Miami (December 2011) and National (November 2011).

Burns Home Value Index – with Year-Over-Year Change

(indexed to 100 in January 2002)(1)

	Metro Areas—East Coast
	Atlanta, GA MSA		Tampa, FL MSA		Orlando, FL MSA		Miami, FL Metro Division		National
Jan. 2002	100		100		100		100		100
2002	102		105		104		107		105
2003	106	3.7%	116	10.7%	114	9.5%	124	16.5%	116	10.1%
2004	111	4.7%	136	17.2%	133	16.2%	151	21.7%	132	14.1%
2005	116	5.2%	175	28.6%	181	36.4%	199	31.6%	153	15.4%
2006	121	3.6%	189	7.9%	204	13.0%	230	15.6%	160	4.7%
2007	121	0.0%	170	-9.8%	185	-9.3%	219	-4.7%	154	-3.7%
2008	111	-7.9%	139	-18.1%	148	-20.3%	162	-25.8%	136	-11.6%
2009	100	-9.8%	118	-15.1%	117	-20.7%	119	-26.8%	124	-8.7%
2010	92	-7.9%	110	-7.1%	105	-10.6%	107	-9.7%	120	-3.7%
2011	81	-12.0%	100	-8.9%	95	-9.1%	103	-3.9%	115	-4.1%
2012	80	-1.4%	102	2.0%	97	2.3%	105	2.2%	117	1.8%
2013P	86	7.8%	109	6.9%	106	8.8%	118	11.9%	125	6.8%
2014P	100	15.3%	121	10.8%	121	14.1%	136	15.5%	136	8.9%
2015P	112	12.8%	131	8.2%	134	10.9%	151	10.6%	144	6.5%
2016P	121	8.0%	137	4.5%	142	5.9%	159	5.7%	150	3.9%
2017P	125	3.2%	139	1.7%	145	2.2%	162	2.1%	152	1.5%
Average Growth, 2013-2017(2)
		9.4%		6.4%		8.3%		9.0%		5.5%
Cumulative Growth, 2013-2017(3)
		56.4%		36.2%		48.9%		54.2%		30.7%

Source: JBREC, May 2013.

(P)	JBREC projection; actual values may differ materially from those projected.
(1)	Peak occurred in either 2006 or 2007 for these markets. Trough occurred during 2011 for all markets. Burns Home Value Index estimates all home values in a market, not just recent transactions (sales).
(2)	Average growth represents the compound annual growth rate for 2013 through 2017, measured from the 2012 index base.
(3)	Cumulative growth represents the total change in the Burns Home Value Index measured from the 2012 index base through 2017P.

Oakland-Fremont-Hayward, CA Metropolitan Division: “Oakland”

Oakland Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Oakland metropolitan division, which consists of Alameda and Contra Costa counties, has 2.6 million people. When combined with the San Francisco-San Mateo-Redwood City metropolitan division, the overall MSA is the eleventh-largest MSA in the United States by population, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States. Following several years of declining employment, employment growth was positive in the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate. The population in Oakland is projected to grow at an average annual rate of 1.0% from 2013-2017, which is on par with the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in Oakland, with 21,000 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 11.2% in 2010 to 9.5% as of March 31, 2013. JBREC assumes employment growth will average 16,260 jobs annually from 2013 through 2017, or annual growth of 1.6%.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Oakland has fluctuated, rising an estimated 2.1% for the year ended December 31, 2011 and declining 0.2% for the year ended December 31, 2012. JBREC assumes the median income in Oakland will decrease slightly in 2013 and increase to $77,249 by 2017, which is a 1.5% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Oakland, CA Metro Division	Annual Median Household Income— Oakland, CA Metro Division

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Oakland Housing Market Overview

The total market size of housing stock in Oakland is estimated by the U.S. Census to be $273 billion (approximately 986,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 36,707 homes in the 12 months through March 31, 2013. In addition to the improving economic conditions discussed above, the Oakland housing market has begun to improve. Household formation is rising from its 2012 trough, and permits to build new single-family and multi-family homes have increased. While construction levels are beginning to increase, the decline in the homeownership rate from a peak of 63.4% in 2006 to 58.1% for 2011 (the latest data available from the Census Bureau’s American Community Survey) suggests that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Oakland metro division is $164.76 per square foot for 2011. The estimate is based on the Oakland metro division median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 41% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 17,000 homes as of March 31, 2013, representing approximately $6.8 billion in value (assuming the March 31, 2013 median sales price of $400,000 per home). “Shadow inventory” includes homes that are not currently listed for sale but are in various stages of distress (i.e., mortgages that are 30 or more days delinquent or are in foreclosure). JBREC assigns a probability of sale to these homes in order to estimate the shadow inventory of homes becoming available for purchase due to financial distress.

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 5,376 permits issued during the 12 months ended March 31, 2013. During the same time period, Oakland added an estimated 9,100 households. From 2008 through 2012, household formation outpaced new housing permits by more than 34,000, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes that households will grow by an average of 12,140 annually from 2013 through 2017. Total permits in Oakland are projected to reach 9,500 units by 2016, according to JBREC, which would be the highest level since 2006 in this market.

Homeownership Levels.    The Oakland metro division witnessed a steady decline in the homeownership rate from 63.4% in 2006 to 58.1% in 2011, which is the latest data available from the Census Bureau’s American Community Survey.

Annual Household Formation and Housing Permits— Oakland, CA Metro Division	Annual Average Homeownership Rate— Oakland, CA Metro Division

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau, American Community Survey, 2005-2011.

Burns Home Value Index.    According to JBREC, home values in Oakland are estimated to have bottomed in 2012 after several years of significant decline, and are poised to show improvement in the next several years. The Burns Home Value Index was down 5.3% in 2012 from 2011. However, the March 2013 index value was 6.8% higher than the March 2012 index value. The median resale price for a detached home was $400,000 as of March 31, 2013. Home values in the Oakland metropolitan division are projected to show an average annual increase of 5.9% from 2013 to 2017, according to the Burns Home Value Index, with stronger growth in the near term.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents bottomed in 2010 in Oakland, and have increased each subsequent year. Additionally, the vacancy rate has decreased from 6.7% to 4.1% from 2009 to March 31, 2013.

Burns Home Value Index— Oakland, CA Metro Division Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Oakland, CA Metro Division

Source: JBREC.	Sources: RentRange, LLC.

Vallejo-Fairfield, CA MSA: “Vallejo”

Vallejo Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Vallejo MSA, which consists of Solano County, has more than 416,000 people. Following several years of declining employment, employment growth was positive in the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate. The population in Vallejo is projected to grow at an average annual rate of 0.3% from 2013-2017, which is below the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in Vallejo, with 3,300 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 12.0% in 2010 to 8.9% as of March 31, 2013. JBREC assumes employment growth will average of 1,560 jobs annually from 2013 through 2017, or annual growth of 1.3%.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Vallejo has risen, with an estimated 2.9% gain for the year ended December 31, 2011 and an estimated 2.0% gain for the year ended December 31, 2012. JBREC assumes the median income in Vallejo will continue to show solid improvement, rising to $80,705 by 2017, which is a 3.5% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Vallejo, CA MSA	Annual Median Household Income— Vallejo, CA MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Vallejo Housing Market Overview

The total market size of housing stock in Vallejo is estimated by the U.S. Census to be $25 billion (approximately 153,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 7,138 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Vallejo housing market has begun to improve. Permits to build new single-family and multi-family homes have increased from their lowest levels in more than 30 years. While construction levels are beginning to increase, the decline in the homeownership rate from a peak of 67.1% in 2007 to an average of 61.2% for 2011 (the latest data available for this MSA) suggests that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Vallejo MSA is $146.99 per square foot for 2011. The estimate is based on the Vallejo MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 35% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 4,500 homes as of March 31, 2013, representing approximately $1.0 billion in value (assuming the March 31, 2013 median sales price of $214,000 per home). “Shadow inventory” includes homes that are not currently listed for sale but are in various stages of distress (i.e., mortgages that are 30 or more days delinquent or are in foreclosure). JBREC assigns a probability of sale to these homes in order to estimate the shadow inventory of homes becoming available for purchase due to financial distress.

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 567 permits issued during the 12 months ended March 31, 2013. However, during the same time period, Vallejo is estimated to have seen a decline in the number of households added. JBREC assumes that households will grow by an average of nearly 500 annually from 2013 through 2017, although this will lag the pace of homebuilding permits. Total permits in Vallejo are projected to reach 1,900 units by 2016, according to JBREC, which would be the highest level since 2005 in this market.

Homeownership Levels.    The Vallejo MSA witnessed a general decline in the homeownership rate from 67.1% in 2007 to 61.2% in 2011, which is the latest data available from the Census Bureau’s American Community Survey.

Annual Household Formation and Housing Permits— Vallejo, CA MSA	Annual Average Homeownership Rate— Vallejo, CA MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau, American Community Survey, 2005-2011.

Burns Home Value Index.    According to JBREC, home values in the Vallejo MSA are on the rise following several years of significant decline. The Burns Home Value Index was up 2.4% in 2012 from 2011, and the index value for March 2013 was 19.4% higher than the March 2012 index value. The median resale price for a detached home was $214,000 as of March 31, 2013. Home values in the Vallejo MSA are projected to show an average annual increase of 12.7% from 2013 to 2017, according to the Burns Home Value Index, with stronger growth in the near term.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents have increased in Vallejo from the trough in 2010. Additionally, the vacancy rate has generally decreased to a rate of 6.9% as of March 31, 2013.

Burns Home Value Index—Vallejo, CA MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Vallejo, CA MSA

Source: JBREC.	Sources: RentRange, LLC.

Sacramento-Arden-Arcade-Roseville, CA MSA: “Sacramento”

Sacramento Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Sacramento metropolitan area had nearly 2.2 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the twenty-fourth-largest in the nation by population. The Sacramento metropolitan area consists of Sacramento, Placer, El Dorado and Yolo counties, and the City of Sacramento is the state capital. Following several years of declining employment, employment growth was positive for the year ended December 31, 2012 and the MSA’s unemployment rate is declining while the median household income is rising. In addition, the Sacramento MSA is projected to experience population growth of 1.2% from 2013-2017, in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in Sacramento, with 14,000 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 12.5% in 2010 to 9.2% as of March 31, 2013. The Sacramento economy appears to be improving, albeit at a slower pace than other parts of the country. JBREC assumes employment will grow by an average of 15,640 jobs annually from 2013 through 2017, or annual growth of 1.8%, with growth peaking in 2013 at 21,400 jobs added.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Sacramento has been gradually increasing, experiencing an estimated 2.2% period-over-period growth rate for the year ended December 31, 2011 and growth of 1.3% for the 12 months ended December 31, 2012, respectively. JBREC assumes the median income in Sacramento will increase to $65,909 by 2017, which is a 2.2% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Sacramento, CA MSA	Annual Median Household Income—Sacramento, CA MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Sacramento Housing Market Overview

The total market size of housing stock in the Sacramento is estimated by the U.S. Census to be $139 billion (approximately 875,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 38,438 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Sacramento housing market has begun to improve. Permits to build new single-family and multi-family homes have increased from their 2011 issuance level, and home values have begun to appreciate, with an estimated home value increase of 15.5% from March 2012 to March 2013, according to JBREC’s Burns Home Value Index. Despite this recovery, the homeownership rate, at 59.9% as of March 31, 2013, remains well below the peak level of 65.3% in 2003. This lower level suggests that many traditional homeowners have sought out housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Sacramento MSA is $114.74 per square foot for 2011. The estimate is based on the Sacramento MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 30% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 20,200 homes as of March 31, 2013, representing approximately $4.9 billion in value (assuming the median sales price of $240,000 per home as of March 31, 2013).

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits is rising from its lowest levels in more than 30 years, with 3,758 permits issued during the 12 months ended March 31, 2013. During the same time period, the Sacramento MSA added an estimated 7,200 households. From January 1, 2008 to December 31, 2012, household formation has outpaced new housing permits by more than 23,000, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. Household formation is assumed to outpace permit activity in the near term, adding an average of more than 11,200 households per year between 2013 and 2017. JBREC expects that, by 2016, total permit activity will return to 10,000 units issued, which is a significant improvement from the lows of this recent downturn, but significantly lower than the market’s peak.

Homeownership Levels.    The homeownership rate in the Sacramento MSA averaged 58.6% during 2012, and as of March 31, 2013, was 59.9%, which is down from a high of 66.4% in 2001.

Annual Household Formation and Housing Permits— Sacramento, CA MSA	Annual Average Homeownership Rate—Sacramento, CA MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to JBREC, home prices in the Sacramento MSA are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 4.0% in 2012 from 2011, and the index value in March 2013 was 15.5% higher than the March 2012 index value. The median resale price for a detached home was $240,000 as of March 31, 2013. Home values in the Sacramento MSA are projected to show an average annual increase of 9.2% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents in Sacramento bottomed in 2010 and 2011, and have increased through March 31, 2013. Additionally, the vacancy rate decreased from 10.6% in 2009 to 6.1% as of March 31, 2013.

Burns Home Value Index—Sacramento, CA MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates—Sacramento, CA MSA

Source: JBREC.	Sources: RentRange, LLC.

Los Angeles-Long Beach-Glendale, CA Metropolitan Division: “Los Angeles”

Los Angeles Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Los Angeles metropolitan division, which consists of Los Angeles County, has 9.9 million people. When combined with the Santa Ana-Anaheim-Irvine, CA metropolitan division, the overall MSA is the second-largest MSA in the United States by population, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States. Following several years of declining employment, employment growth was positive in the year ended December 31, 2011 and in the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate. The population in Los Angeles is projected to grow at an average annual rate of 1.0% from 2013-2017, which is on par with the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in Los Angeles, with 82,600 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 12.6% in 2010 to 9.9% as of March 31, 2013. JBREC assumes employment growth will average of 67,820 jobs annually from 2013 through 2017, or annual growth of 1.7%.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Los Angeles has fluctuated, rising an estimated 2.0% for the year ended December 31, 2011 and declining 0.2% for the year ended December 31, 2012. JBREC assumes the median income in Los Angeles will remain essentially flat in 2013 and increase to $58,915 by 2017, which is a 1.8% average annual increase.

Annual Average Employment Growth and Unemployment Rate— Los Angeles, CA Metro Division	Annual Median Household Income— Los Angeles, CA Metro Division

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Los Angeles Housing Market Overview

The total market size of housing stock in Los Angeles is estimated by the U.S. Census to be $790 billion (approximately 3.4 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 85,403 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Los Angeles metro division housing market has begun to improve. Household formation is increasing after the county lost residents from 2005 through 2007, and permits to build new single-family and multi-family homes have increased. While construction levels are beginning to increase, the decline in the homeownership rate from a peak of 49.3% in 2006 to an average of 46.3% for 2011 (the latest data available for this metro division) suggests that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Los Angeles metro division is $170.03 per square foot for 2011. The estimate is based on the Los Angeles metro division median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 35% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 53,300 homes as of March 31, 2013, representing approximately $21.1 billion in value (assuming the March 31, 2013 median sales price of $397,000 per home). “Shadow inventory” includes homes that are not currently listed for sale but are in various stages of distress (i.e., mortgages that are 30 or more days delinquent or are in foreclosure). JBREC assigns a probability of sale to these homes in order to estimate the shadow inventory of homes becoming available for purchase due to financial distress.

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 10,970 permits issued during the 12 months ended March 31, 2013. During the same time period, Los Angeles added an estimated 31,700 households. From 2008 through 2012, household formation has outpaced new housing permits by more than 72,800, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes that households will grow by an average of 42,580 annually from 2013 through 2017. Total permits in the Los Angeles metro division are projected to reach 20,700 units by 2016, according to JBREC, which would be the highest level since 2006 in this market.

Homeownership Levels.    The Los Angeles metro division witnessed a steady decline in the homeownership rate from 49.3% in 2006 to an average of 46.3% in 2011, which is the latest data available from the Census Bureau’s American Community Survey.

Annual Household Formation and Housing Permits—Los Angeles, CA Metro Division	Annual Average Homeownership Rate— Los Angeles, CA Metro Division

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau, American Community Survey, 2005-2011.

Burns Home Value Index.    According to JBREC, home values in Los Angeles are estimated to have bottomed in 2011 after several years of significant decline, and are poised to show improvement in the next several years. The Burns Home Value Index was up 0.8% in 2012 from 2011, and the March 2013 index value was 7.3% higher than the March 2012 index value. The median resale price for a detached home was $397,000 as of March 31, 2013. Home values in the Los Angeles metropolitan division are projected to show an average annual increase of 5.3% from 2013 to 2017, according to the Burns Home Value Index, with stronger growth in the near term.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents are increasing once again in Los Angeles after bottoming in 2011 and 2012. Additionally, the vacancy rate has decreased from 6.8% to 4.5% from 2010 to March 31, 2013.

Burns Home Value Index— Los Angeles, CA Metro Division Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Los Angeles, CA Metro Division

Source: JBREC.	Sources: RentRange, LLC.

Riverside-San Bernardino-Ontario, CA MSA: “Inland Empire”

Inland Empire Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Inland Empire metropolitan area had 4.3 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the third-largest in California and the thirteenth-largest in the nation by population. The Inland Empire metropolitan area consists of Riverside and San Bernardino counties, and, due to its proximity to the Los Angeles port, the Inland Empire has become home to many distribution centers for large manufacturers. Following several years of declining employment, employment growth was positive for the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a declining unemployment rate, and household income has begun to rise. In addition, the Inland Empire is projected to experience population growth of 1.2% from 2013-2017, in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in the Inland Empire, with 23,500 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 14.4% in 2010 to 10.5% as of March 31, 2013. The Inland Empire economy appears to be improving, albeit at a slower pace than other parts of the country. JBREC assumes employment will grow by an average of 24,460 jobs annually from 2013 through 2017, or annual growth of 2.0%, with growth peaking in 2013 at 36,300 jobs added.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in the Inland Empire has generally risen, experiencing a 1.7% period-over-period growth rate for the year ended December 31, 2011 and slight growth of 0.4% for the 12 months ended December 31, 2012, respectively. JBREC assumes the median income in the Inland Empire will increase to $60,327 by 2017, which is a 2.1% average annual increase.

Annual Average Employment Growth and Unemployment Rate— Riverside / San Bernardino, CA MSA	Annual Median Household Income— Riverside / San Bernardino, CA MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Inland Empire Housing Market Overview

The total market size of housing stock in the Inland Empire is estimated by the U.S. Census to be $205 billion (approximately 1.5 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 70,701 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Inland Empire housing market has begun to improve. Household formation has increased from its 2008 trough, and permits to build new single-family and multi-family homes have increased slightly from their 2011 issuance level. In addition, home values have begun to appreciate, with an estimated home value increase of 13.0% from March 2012 to March 2013, according to JBREC’s Burns Home Value Index. Despite this recovery, homeownership continues to decline from its peak of 68.5% in 2005 to 55.1% as of March 31, 2013. This decrease suggests that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Riverside-San Bernardino MSA is $103.76 per square foot for 2011. The estimate is based on the Riverside-San Bernardino MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 30% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 43,500 homes as of March 31, 2013, representing approximately $9.6 billion in value (assuming the median sales price of $220,000 per home as of March 31, 2013).

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits is rising from its lowest levels in more than 30 years, with 6,214 permits issued during the 12 months ended March 31, 2013. During the same time period, the Inland Empire added an estimated 19,200 households. From January 1, 2008 to December 31, 2012, household formation has outpaced new housing permits by more than 47,500, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. Household formation is assumed to outpace permit activity in the near term, adding an average of nearly 24,800 households per year between 2013 and 2017. JBREC expects that, by 2016, total permit activity will return to 18,000 units issued, which is a significant improvement from the lows of this recent downturn, but significantly lower than the market’s peak.

Homeownership Levels.    The homeownership rate in the Inland Empire averaged 58.2% during 2012, and as of March 31, 2013, was 55.1%, which is down from a high of 68.5% in 2005.

Annual Household Formation and Housing Permits—Riverside /San Bernardino, CA MSA	Annual Average Homeownership Rate— Riverside / San Bernardino, CA MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to JBREC, home prices in the Inland Empire are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 3.7% in 2012 from 2011, and the March 2013 index value was up 13.0% from the March 2012 index value. The median resale price for a detached home was $220,000 as of March 31, 2013. Home values in the Inland Empire are projected to show an average annual increase of 8.7% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents have increased in the Inland Empire from the trough level in 2012. Additionally, the vacancy rate decreased from 12.1% in 2009 to 6.9% on March 31, 2013.

Burns Home Value Index— Riverside / San Bernardino, CA MSA	Single-Family Rental and Vacancy Rates—Riverside / San Bernardino, CA MSA
Indexed to 100 for January 2002

Source: JBREC.	Sources: RentRange, LLC.

Nevada Market (Las Vegas-Paradise, NV MSA: “Las Vegas”)

Las Vegas Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Las Vegas metropolitan area, Clark County, had a population of 2.0 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is one of the fastest growing MSAs in the United States and is the thirtieth-largest MSA by population. Las Vegas’ primary economic drivers are tourism, leisure and lodging. Following several years of declining employment, employment growth was positive for the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate, and household income has begun to rise. In addition, Las Vegas is projected to experience population growth of 3.0% from 2013-2017, well in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive in Las Vegas, but the recovery has been slow, with only 4,600 and 15,400 jobs added for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. This compares to approximately 124,400 jobs lost from January 1, 2008 through December 31, 2010. The unemployment rate has declined from 14.2% in 2010 to 9.8% as of March 31, 2013. JBREC forecasts employment to grow by an average of 27,300 jobs annually from 2013 through 2017, or annual growth of 3.1%.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Las Vegas has risen, experiencing a 1.3% and 1.8% period-over-period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC anticipates the median income in Las Vegas to increase to $58,479 by 2017, which is a 2.1% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Las Vegas, NV MSA	Annual Median Household Income— Las Vegas, NV MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Las Vegas Housing Market Overview

The total market size of housing stock in Las Vegas is estimated by the U.S. Census to be nearly $72 billion (approximately 848,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 54,063 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Las Vegas housing market has begun to improve. Household formation has increased from its 2010 trough, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to appreciate, with an estimated home value increase of 17.5% from March 2012 to March 2013, according to JBREC’s Burns Home Value Index. Despite this recovery, homeownership has declined, from its peak of 63.4% in 2004 to 52.6% in 2012, increasing slightly to 53.1% as of March 31, 2013. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Las Vegas MSA is $87.14 per square foot for 2011. The estimate is based on the Las Vegas MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 25% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a large “shadow inventory” of approximately 29,800 single-family homes as of March 31, 2013, representing approximately $4.6 billion in value (assuming the median single-family existing home sales of $155,050 per home as of March 31, 2103).

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 7,608 permits issued during the 12 months ended March 31, 2013. During the same time period, Las Vegas added an estimated 16,500 households. From January 1, 2008 to December 31, 2012, household formation has outpaced new housing permits by more than 11,200, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC forecasts household growth to improve, growing by an average of 25,700 households annually from 2013 through 2017. Household formations are forecasted to outpace permit activity in the near term, but permits are expected to rise to 20,000 in 2016.

Homeownership Levels.    As of March 31, 2013, the homeownership rate in Las Vegas was 53.1%, which is down from a high of 63.4% in 2004.

Annual Household Formation and Housing Permits—Las Vegas, NV MSA	Annual Average Homeownership Rate— Las Vegas, NV MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to JBREC, home prices in Las Vegas are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 3.9% in 2012 from 2011, and the March 2013 index value was up 17.5% from the March 2012 index value. The median resale price for a detached home was $155,050 as of March 31, 2013. Home values in the Las Vegas MSA are projected to show an average annual increase of 12.2% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents are declining in Las Vegas to $1,019 as of March 31, 2013. The vacancy rate had decreased from 14.4% in 2009 to 10.8% in 2011, but has risen to 12.6% as of March 31, 2013.

Burns Home Value Index—Las Vegas, NV MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Las Vegas, NV MSA

Source: JBREC.	Sources: RentRange, LLC.

Phoenix-Mesa-Glendale, AZ MSA: “Phoenix”

Phoenix Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Phoenix metropolitan area had 4.3 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the fourteenth-largest MSA in the United States by population, and is home to approximately 66% of Arizona’s population. The Phoenix metropolitan area consists of Maricopa and Pinal counties. Phoenix’s key industries are focused on professional and business services and retail trade, according to the Bureau of Labor Statistics. Following several years of declining employment, employment growth has been positive in the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate, and household income has begun to rise. In addition, Phoenix is projected to experience population growth of 2.6% from 2013-2017, well in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive and improving in Phoenix, with 41,100 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 9.7% in 2010 to 6.7% as of March 31, 2013. JBREC assumes employment growth will average 52,020 jobs annually from 2013 through 2017, or annual growth of 2.8%.

Median Household Income.    After decreasing in 2009 and 2010, the median household income in Phoenix has risen, experiencing an estimated 0.9% and 2.3% period-over-period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC assumes the median income in Phoenix to increase to $60,499 by 2017, which is a 2.9% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Phoenix, AZ MSA	Annual Median Household Income— Phoenix, AZ MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Phoenix Housing Market Overview

The total market size of housing stock in Phoenix is estimated by the U.S. Census to be $203 billion (approximately 1.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 109,353 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Phoenix housing market has begun to improve. Household formation has increased from its 2011 trough, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to appreciate, with an estimated home value increase of 21.9% from March 2012 to March 2013, according to JBREC’s Burns Home Value Index. Despite this recovery, homeownership has declined, from a peak of 72.5% in 2006 to an average of 63.2% for 2012. This decrease in recent years suggests that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Phoenix MSA is $81.20 per square foot for 2011. The estimate is based on the Phoenix MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 22% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 32,100 homes as of March 31, 2013, representing approximately $5.8 billion in value (assuming the March 31, 2013 median sales price of $182,000 per home). “Shadow inventory” includes homes that are not currently listed for sale but are in various stages of distress (i.e., mortgages that are 30 or more days delinquent or are in foreclosure). JBREC assigns a probability of sale to these homes in order to estimate the shadow inventory of homes becoming available for purchase due to financial distress.

Supply and Demand Dynamics.    The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 16,230 permits issued during the 12 months ended March 31, 2013. During the same time period, Phoenix added an estimated 37,200 households. From 2008 through 2012, household formation outpaced new housing permits by more than 48,700, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes that households will grow by an average of 48,000 annually from 2013 through 2017, which is higher than historical growth levels. By 2016, total permits in Phoenix are expected to reach 46,000 units – the highest since 2006 in this market.

Homeownership Levels.    As of March 31, 2013, the homeownership rate in Phoenix was 63.7%, which is down from a high of 72.5% in 2006.

Annual Household Formation and Housing Permits—Phoenix, AZ MSA	Annual Average Homeownership Rate— Phoenix, AZ MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to JBREC, home prices in Phoenix are showing growth following several years of significant decline. The Burns Home Value Index was up 15.9% in 2012 from 2011, and the March 2013 index value was 21.9% higher than the March 2012 index value. The median resale price for a detached home was $182,000 as of March 31, 2013. Home values in the Phoenix MSA are projected to show an average annual increase of 9.8% from 2013 to 2017, according to the Burns Home Value Index, with stronger growth in the near term.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents have increased in Phoenix from 2010 through 2012. Additionally, the vacancy rate has decreased from 18.3% to 10.1% from 2009 to March 31, 2013.

Burns Home Value Index—Phoenix, AZ MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Phoenix, AZ MSA

Source: JBREC.	Sources: RentRange, LLC.

Texas Market (Dallas-Plano-Irving, TX Metropolitan Division: “Dallas”)

Dallas Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Dallas metropolitan division had approximately 4.3 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the fourth-largest MSA in the United States by population when combined with the neighboring Fort Worth-Arlington, TX metropolitan division (an additional 2.2 million people, according to the U.S. Census Bureau, 2011 American Community Survey). There are eight counties in the Dallas metropolitan division. Dallas’ primary economic drivers are the financial services, technology and defense industries. The median household income has been rising since 2009 and, as of 2012, was at its highest level ever. In addition, Dallas is projected to experience population growth of 2.1% from 2013-2017, well in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive in Dallas, and the Dallas market has recovered all the jobs it lost during the recession. During the year ended December 31, 2009, Dallas lost 82,200 jobs, but Dallas added 104,800 jobs from January 1, 2010 to December 31, 2012. The unemployment rate has declined from 8.2% in 2010 to 6.2% as of March 31, 2013. The Dallas economy appears to be performing well compared to the overall U.S. economy, with robust job growth and an unemployment rate that is below the national average. JBREC assumes employment growth to average of 54,700 jobs annually from 2013 through 2017, or annual growth of 2.5%.

Median Household Income.    After decreasing in 2009, the median household income in Dallas has risen, experiencing a 3.2% and 2.7% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. The median household income has surpassed 2008 levels and, as of March 31, 2013, was an estimated $61,095. JBREC anticipates the median income in Dallas to increase to $69,221 by 2017, which is a 2.7% average annual increase.

Annual Average Employment Growth and Unemployment Rate-Dallas, TX Metro Division	Annual Median Household Income- Dallas, TX Metro Division

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Dallas Housing Market Overview

The total market size of housing stock in Dallas-Fort Worth is estimated by the U.S. Census and the National Association of Realtors to be $277 billion (approximately 2.5 million homes according to the U.S. Census Bureau, 2011 American Community Survey). Sales activity, according to the Texas A&M Real Estate Center and DataQuick, was 62,815 homes for the Dallas metro division in the 12 months ended March 31, 2013 (including 4 of the 8 counties for new home sales). The Dallas market, unlike many other markets in the United States, did not experience significant price appreciation and price correction in the last 10 years. Values have remained fairly constant, and housing fundamentals have been strong. Household formation is increasing once again, but permits to build new single-family and multi-family homes during the 12 months ended March 31, 2013 were at 27,861 (13,484 permits above the 2009 trough of just 14,377 homes) in the Dallas Metro Division. Home values over the past decade have remained fairly constant (compared to other markets) with only a 14% drop from peak to trough values (according to JBREC’s Burns Home Value Index). Homeownership has remained fairly constant over the past decade at approximately 62%, but was 57.8% as of March 31, 2013.

The JBREC total replacement /new construction cost estimate for the Dallas Metro Division is $78.85 per square foot for 2011. The estimate is based on the Dallas Metro Division median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 20% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 37,900 homes as of March 31, 2013, representing approximately $6.9 billion in value (assuming of the median sales price of $182,500 per home as of March 31, 2013).

Supply and Demand Dynamics.    Single-family and multi-family permit issuance has increased since the year ended December 31, 2009, driven primarily by growth of issuances of multi-family permits. Household growth in Dallas has remained fairly constant throughout the past 10 years. From January 1, 2009 through December 31, 2012, however, household formation has outpaced housing permits by more than 11,000 homes per year on average. The average household formation reported for the 12 months ended March 31, 2013 is 32,900 households. JBREC estimates that households will grow by an average of 40,260 annually from 2013 through 2017, which is above historical growth levels (average of 27,000 since 1988). Total permits are expected to reach 37,000 units in 2016, a level that is comparable to permit activity in the mid-2000s. Permits are expected to lag household formation in the near term.

Homeownership Levels.    As of December 31, 2012, the homeownership rate in Dallas was 57.8%, which is down from a high of 63.8% in 2010.

Annual Household Formation and Housing Permits—Dallas, TX Metro Division	Annual Average Homeownership Rate— Dallas, TX Metro Division

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to the JBREC Burns Home Value Index, home values in Dallas experienced a 0.3% increase in 2012 from 2011. However, the index value for March 2013 was 5.8% higher than the March 2012 index value. The median average resale price for a detached home was $182,500 as of March 31, 2013. Home values in the Dallas metro division are forecasted to rise at an average annual rate of 6.1% from 2013 to 2017, surpassing the previous peak values in 2014, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents increased in Dallas in 2012, and were slightly below the 2012 average as of March 2013. The vacancy rate has decreased from 13.5% to 9.7% from 2010 to March 31, 2013.

Burns Home Value Index— Dallas, TX Metro Division Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Dallas, TX Metro Division

Source: JBREC.	Sources: RentRange, LLC.

Texas Market (Houston, TX MSA: “Houston”)

Houston Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Houston MSA had nearly 6.1 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the sixth-largest MSA in the United States by population. There are ten counties in the Houston MSA. The median household income has been rising since 2010 and, as of 2011, had surpassed its highest level ever. In addition, Houston is projected to experience population growth of 1.9% from 2013-2017, which is above the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.    Employment growth is positive in Houston, with 102,300 jobs added in the 12 months ended March 31, 2013. Between 2009 and 2010, the metro area lost a total of 74,000 jobs, and had added 163,900 jobs from January 1, 2011 to December 31, 2012. The unemployment rate has declined from 8.5% in 2010 to 6.1% as of March 31, 2013. JBREC assumes employment to grow by an average of 71,720 jobs annually from 2013 through 2017, or annual growth of 2.5%.

Median Household Income.    After decreasing in 2009, the median household income in Houston has risen. With cumulative growth of 7.2% between 2010 and 2012, the median household income in 2012 had reached a new peak of $58,783. JBREC assumes the median income in Houston to increase to $64,707 by 2017, which is a 1.9% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Houston, TX MSA	Annual Median Household Income— Houston, TX MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Houston Housing Market Overview

The total market size of housing stock in Houston is estimated by the U.S. Census to be $237 billion (approximately 2.3 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with annual resale home sales, according to the Texas A&M Real Estate Center, of 71,209 homes in the 12 months ended March 31, 2013. Household formation is solid, and permits to build new single-family and multi-family homes were at 46,108 in the 12 months through March 31, 2013 in the Houston MSA, which is up from fewer than 28,000 permits in 2009 and in 2010. Home values dropped modestly in 2009, and very little in 2011, according to JBREC’s Burns Home Value Index. The homeownership rate peaked as high as 64.8% in 2008, but has subsequently declined to 61.6% as of March 31, 2013.

The JBREC total replacement /new construction cost estimate for the Houston metro area is $79.50 per square foot for 2011. The estimate is based on the Houston metro area median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 20% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 49,900 homes as of March 31, 2013, representing approximately $8.6 billion in value (assuming of the median sales price of $171,800 per home as of March 31, 2013).

Supply and Demand Dynamics.    Single-family and multi-family permit issuance has increased since the year ended December 31, 2009, driven largely by growth of issuances of multi-family permits in 2011. However, single-family permits have risen as well. Household growth in Houston has hovered between 41,000 and 47,000 households added per year since 2008. JBREC assumes that households will steadily increase from 45,200 households added in 2013 to 51,100 households added in 2016. Total permits are expected to reach 68,000 units in 2016, a level that is significantly higher than the trough of this past housing cycle, but still short of the 2006 peak. Household formation is expected to lag permit activity in the near term.

Homeownership Levels.    While the homeownership rate averaged 62.2% in 2012, as of March 31, 2013, the homeownership rate in Houston was 61.6%, which is down from a high of 64.8% in 2008.

Annual Household Formation and Housing Permits—Houston, TX MSA	Annual Average Homeownership Rate— Houston, TX MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.    According to JBREC, home values in Houston experienced a 2.6% increase in 2012 from 2011, and the March 2013 index value was 3.6% higher than the March 2012 index value. The median resale price for a detached home was $171,800 as of March 31, 2013. Home values in the Houston metro area are forecasted to rise at an average annual rate of 4.0% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.    Single-family home average monthly rents in Houston have showed continued increases from 2011. Additionally, the vacancy rate has decreased from 16.2% in 2010 to 11.6% as of March 31, 2013.

Burns Home Value Index—Houston, TX MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates—Houston, TX MSA

Source: JBREC.	Sources: RentRange, LLC.

Illinois Market (Chicago-Joliet-Naperville, IL Metro Division: “Chicago”)

Chicago Economic Overview

According to the U.S. Census Bureau, 2011 Population Estimates, the Chicago metropolitan division had 7.9 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the third-largest MSA in the United States by population when combined with the neighboring Gary, IN and Lake County-Kenosha County, IL-WI metropolitan divisions (an additional 1.6 million people, according to the U.S. Census Bureau, 2011 Population Estimates). The Chicago metropolitan division consists of eight counties. Chicago’s key industries are focused on trade, transportation and utilities, and professional and business services, according to the Bureau of Labor Statistics. Following several years of declining employment, employment growth has been positive in the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate. Household incomes have remained relatively flat in recent years. Chicago is projected to experience population growth of 0.4% from 2013-2017, which is below the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.     Employment growth is positive in Chicago, with 45,800 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 10.4% in 2010 to 8.9% in 2012, but was up to 9.5% for the month of March 2013. JBREC assumes employment to grow by an average of 48,360 jobs annually from 2013 through 2017, or annual growth of 1.3%.

Median Household Income.     After decreasing in 2009 and 2010, the median household income in Chicago rose 1.3% in the year ended December 31, 2011, but fell 0.3% in the year ended December 31, 2012. JBREC assumes the median income in Chicago to increase to $63,333 by 2017, which is a 1.9% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Chicago, IL Metro Division	Annual Median Household Income— Chicago, IL Metro Division

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Chicago Housing Market Overview

The total market size of housing stock in the greater Chicago MSA is estimated by the U.S. Census to be $604 billion (approximately 3.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 92,657 homes in the 12 months ended March 31, 2013 for the Chicago metro division (including seven of the eight counties in the metro division). Household formation has slowed in recent years, and permits to build new single-family and multi-family homes are beginning to increase once again. Home values have begun to decrease at a slower pace, with an estimated home value decrease of 2.25% in 2012 from 2011, according to JBREC’s Burns Home Value Index. Homeownership has declined, from 70.0% in 2005 to 67.1% in 2012, rising only slightly to 68.6% as of March 3, 2013. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Chicago metropolitan division is $99.38 per square foot for 2011. The estimate is based on the Chicago metropolitan division median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 17% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a “shadow inventory” of approximately 135,800 homes as of March 31, 2013, representing approximately $21.7 billion in value (assuming the March 31, 2013 median sales price of $160,100 per home).

Supply and Demand Dynamics.     The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 7,663 permits issued during the 12 months ended March 31, 2013. During the same time period, Chicago added an estimated 18,700 households, which is well off peak levels reached in the early 1990s. From 2008 through 2012, household formation has outpaced new housing permits by more than 49,700, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes that households will grow by an average of 21,500 annually from 2013 through 2017, which is higher than during the last decade. By 2016, total permits in Chicago are expected to reach 18,000 units – the highest since 2007 in this market.

Homeownership Levels.     As of March 31, 2013, the homeownership rate in Chicago was 68.6%, which is down from 70.0% in 2005.

Annual Household Formation and Housing Permits—Chicago, IL Metro Division	Annual Average Homeownership Rate— Chicago, IL Metro Division

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.     According to JBREC, home values in Chicago are slowly beginning to rise. While the Burns Home Value Index was down 2.5% in 2012 from 2011, the March 2013 index value was 1.5% higher than the March 2012 index value. The median resale price for a detached home was $160,100 as of March 31, 2013. Home values in the Chicago MSA are projected to show an average annual increase of 6.7% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.     Single-family home average monthly rents decreased in Chicago to an average of $1,296 for 2012, but had risen to $1,359 in March 2013. The vacancy rate has decreased from 12.2% to 7.6% from 2010 to March 31, 2013.

Burns Home Value Index— Chicago, IL Metro Division Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Chicago, IL Metro Division

Source: JBREC.	Sources: RentRange, LLC.

Georgia Market (Atlanta-Sandy Springs-Marietta, GA MSA: “Atlanta”)

Atlanta Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Atlanta metropolitan area had 5.4 million people across twenty-eight counties and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the largest MSA in Georgia and the ninth-largest in the United States by population. Reflecting its broad-based economy, the Atlanta metropolitan area’s top employers include sectors such as trade, transportation, utilities and professional and business services (according to the University of Georgia’s 2012 Economic Yearbook). Following several years of declining employment, employment growth has been positive in the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate. The median household income has begun to rise. In addition, Atlanta is projected to experience population growth of 1.9% from 2013-2017, well in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.     Employment growth is positive and improving in Atlanta, with 55,200 jobs added in the 12 months ended March 31, 2013. The unemployment rate has declined from 10.1% in 2010 to 7.9% as of March 31, 2013. JBREC assumes employment growth will average 48,440 jobs annually from 2013 through 2017, or annual growth of 2.0%.

Median Household Income.     After decreasing in 2009 and 2010, the median household income in Atlanta has risen slightly, experiencing a 0.6% and 1.1% period-over-period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC assumes the median income in Atlanta to increase to $62,029 by 2017, which is a 2.1% average annual increase.

Annual Average Employment Growth and Unemployment Rate—Atlanta, GA MSA	Annual Median Household Income— Atlanta, GA MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Atlanta Housing Market Overview

The total market size of housing stock in Atlanta is estimated by the U.S. Census to be $259 billion (approximately 2.2 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 86,022 homes in the 12 months ended March 31, 2013 (limited geographic coverage). In addition to the improving economic conditions discussed above, the Atlanta housing market has begun to improve. Household formation is beginning to rise from historic lows, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to decrease at a slower pace, with an estimated home value decrease of 1.4% in 2012 from 2011, according to JBREC’s Burns Home Value Index. Homeownership declined from its peak of 67.9% in 2006 to 60.8% as of September 30, 2012, and began to increase once again to 62.9% as of March 31, 2013. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Atlanta MSA is $81.61 per square foot for 2011. The estimate is based on the Atlanta MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 20% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a large “shadow inventory” of approximately 77,900 homes as of March 31, 2013, representing approximately $8.3 billion in value (assuming the median sales price of $106,212 per home as of March 31, 2013).

Supply and Demand Dynamics.     The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 16,188 permits issued during the 12 months ended March 31, 2013. An estimated 32,700 households were added during the same time period in Atlanta, and it appears as if household formation will continue to outpace new housing supply in the near term. JBREC assumes that households will grow by an average of 44,600 annually from 2013 through 2017. Total permits are expected to increase to 38,000 units by 2016, a level that is comparable to permit activity in 1993.

Homeownership Levels.     As of March 31, 2013, the homeownership rate in Atlanta was 62.9%, which is down from a high of 67.9% in 2006.

Annual Household Formation and Housing Permits—Atlanta, GA MSA	Annual Average Homeownership Rate— Atlanta, GA MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau .

Burns Home Value Index.     According to JBREC, home prices in Atlanta are beginning to increase after declining since 2008. While the Burns Home Value Index was down an estimated 1.4% in 2012 from 2011, the March 2013 index value was 4.4% higher than the March 2012 index value. The median resale price for a detached home was $106,212 as of March 31, 2013. After reaching a trough in 2012, home values in the Atlanta MSA are forecasted to rise at an average of 9.4% per year from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.     Single-family home average monthly rents increased in Atlanta in 2012 from 2011, and were even higher as of March 2013. Additionally, the vacancy rate has decreased from 16.6% to 10.8% from 2009 to March 31, 2013.

Burns Home Value Index—Atlanta, GA MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Atlanta, GA MSA

Source: JBREC.	Sources: RentRange, LLC.

Florida Market (Tampa-St. Petersburg-Clearwater, FL MSA: “Tampa”)

Tampa Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Tampa metropolitan area had a population of more than 2.8 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the nineteenth-largest MSA by population. Tampa has a relatively large concentration of jobs in the Professional and Business Services employment sector, which include financial services and technology services jobs. Following four years of declining employment, employment growth was positive for the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate, and the median household income has begun to rise. Tampa is projected to experience population growth of 1.4% per year from 2013-2017, which is in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.     Employment growth is positive in the Tampa MSA, with 35,900 jobs added in the 12 months ended December 31, 2012. Between 2011 and 2012, the MSA regained 43,700 of the 123,300 jobs lost from January 1, 2007 through December 31, 2010. The unemployment rate has declined from 11.8% in 2010 to 6.9% as of March 31, 2013. JBREC assumes employment will grow by an average of 26,300 jobs annually from 2013 through 2017, or annual growth of 2.2%.

Median Household Income.     After decreasing from 2008 through 2010, the median household income in Tampa has risen, experiencing a 3.1% and 1.9% period-over-period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC assumes the median income in Tampa will increase to $51,096 by 2017, which is a 2.4% average annual increase. The median household income is expected to surpass its previous peak in 2014.

Annual Average Employment Growth and Unemployment Rate—Tampa, FL MSA	Annual Median Household Income— Tampa, FL MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Tampa Housing Market Overview

The total market size of housing stock in Tampa is estimated by the U.S. Census to be nearly $129 billion (approximately 1.36 million homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 57,553 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Tampa housing market has shown steady signs of improvement. Household formation is stronger than in 2008 and 2009, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to appreciate, with an estimated home value increase of 2.0% for 2012, according to JBREC’s Burns Home Value Index. Despite this recovery, the homeownership rate in the MSA remains low, having declined from its peak of 72.9% in 2007 to 65.1% as of March 31, 2013. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Tampa MSA is $80.69 per square foot for 2011. The estimate is based on the Tampa MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 20% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a large “shadow inventory” of approximately 61,200 homes as of March 31, 2013, representing approximately $8.0 billion in value (assuming the median single-family existing home sales of $130,000 per home as of March 31, 2013).

Supply and Demand Dynamics.     The level of issuance of single-family and multi-family housing permits has risen significantly from its lowest levels in more than 30 years, with 11,837 permits issued during the 12 months ended March 31, 2013, but remains relatively low in comparison to the market’s history. During the same time period, Tampa added an estimated 11,400 households, and from January 1, 2009 to December 31, 2011, household formation outpaced new housing permits by nearly 7,300, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes household growth will improve, growing from a projected 14,100 households added in 2013 to 22,000 households added in 2017. Household formations are forecasted to outpace permit activity in the near term.

Homeownership Levels.     As of March 31, 2013, the homeownership rate in Tampa was 65.1%, which is down from a high of 72.9% in 2007.

Annual Household Formation and Housing Permits—Tampa, FL MSA	Annual Average Homeownership Rate— Tampa, FL MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.     According to JBREC, home values in Tampa are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 2.0% in 2012 from 2011, and the March 2013 index value was 5.4% higher than the March 2012 index value. The median resale price for a detached home was $130,000 as of March 31, 2013. Home values in the Tampa MSA are projected to show an average annual increase of 6.4% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.     Single-family home average monthly rents decreased through 2012 in Tampa, and rose slightly in March 2013 from the 2012 average. The vacancy rate continues to decline, falling from 12.6% in 2010 to 11.2% as of March 31, 2013.

Burns Home Value Index—Tampa, FL MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates— Tampa, FL MSA

Source: JBREC.	Sources: RentRange, LLC.

Florida Market (Orlando-Kissimmee-Sanford, FL MSA: “Orlando”)

Orlando Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Orlando metropolitan area had a population of nearly 2.2 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the twenty-sixth-largest MSA by population. Orlando’s economy is largely driven by tourism, as the Leisure and Hospitality sector accounts for more than 20% of the payroll jobs in the metro area – twice the national average. Following three years of declining employment, employment growth was positive for the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate, and the median household income has begun to rise. Orlando is projected to experience population growth of 2.7% per year from 2013-2017, well in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.     Employment growth is steadily improving in Orlando, but remains below historical growth rates, with 13,700 jobs added in the 12 months ended March 31, 2013. Between 2011 and 2013, the MSA had recovered 38,800 of the estimated 89,500 jobs lost from January 1, 2008 through December 31, 2010. The unemployment rate has declined from 11.2% in 2010 to 6.6% as of March 31, 2013. JBREC assumes employment will grow by an average of 37,080 jobs annually from 2013 through 2017, or annual growth of 3.3%.

Median Household Income.     After decreasing in 2009 and 2010, the median household income in Orlando has risen, experiencing a 2.3% and 0.9% period-over-period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC assumes the median income in Orlando will increase to $50,700 by 2017, which is a 1.0% average annual increase. The median income in 2017 is expected to surpass the 2008 peak level.

Annual Average Employment Growth and Unemployment Rate—Orlando, FL MSA	Annual Median Household Income— Orlando, FL MSA

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Orlando Housing Market Overview

The total market size of housing stock in Orlando is estimated by the U.S. Census to be more than $92 billion (approximately 950,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 45,932 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Orlando housing market has shown steady signs of improvement. Household formation is on the rise, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to appreciate, with an estimated home value increase of 2.3% for 2012, according to JBREC’s Burns Home Value Index. During the downturn in housing, the homeownership rate declined from a peak of 72.4% in 2009 to 64.7% as of March 31, 2013. The decrease in the homeownership rate in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Orlando MSA is $70.89 per square foot for 2011. The estimate is based on the Orlando MSA median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 20% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a large “shadow inventory” of approximately 48,000 homes as of March 31, 2013, representing approximately $6.7 billion in value (assuming the median single-family existing home sales of $140,000 per home as of March 31, 2013).

Supply and Demand Dynamics.     The level of issuance of single-family and multi-family housing permits has begun to rise from its lowest levels in more than 30 years, with 13,323 permits issued during the 12 months ended March 31, 2013. During the same time period, Orlando an estimated 14,900 households. From January 1, 2009 to December 31, 2011, household formation outpaced new housing permits by more than 14,000, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes household growth will improve, growing from a projected 17,500 households added in 2013 to 28,800 households added in 2017. Household formations are forecasted to outpace permit activity in the near term.

Homeownership Levels.     The homeownership rate in Orlando peaked in 2009 at 72.4%, declining to 64.7% as of March 31, 2013.

Annual Household Formation and Housing Permits—Orlando, FL MSA	Annual Average Homeownership Rate— Orlando, FL MSA

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.     According to JBREC, home values in Orlando are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 2.3% in 2012 from 2011, and the March 2013 index value was 6.6% higher than the March 2012 index value. The median resale price for a detached home was $140,000 as of March 31, 2013. Home values in the Orlando MSA are projected to show an average annual increase of 8.3% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.     Single-family home average monthly rents have increased in Orlando from 2010, with the most significant increase in 2012. The average single-family rental rate as of March 31, 2013 was $1,088. The vacancy rate in the MSA has decreased from 22.8% in 2009 to 11.7% as of March 31, 2013.

Burns Home Value Index—Orlando, FL MSA Indexed to 100 for January 2002	Single-Family Rental and Vacancy Rates—Orlando, FL MSA

Source: JBREC.	Sources: RentRange, LLC.

Florida Market (Miami-Miami Beach-Kendall, FL Metro Division: “Miami”)

Miami Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Miami metro division had a population of nearly 2.6 million people and, according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States is the eighth-largest MSA in the United States by population when combined with the neighboring Fort Lauderdale and West Palm Beach metropolitan divisions (an additional 3.1 million people, according to the U.S. Census Bureau, 2011 Population Estimates) to form the Miami-Fort Lauderdale-Pompano Beach, FL MSA. Following four years of declining employment, employment growth was positive for the year ended December 31, 2011 and the year ended December 31, 2012, which has resulted in a decrease in the unemployment rate, and the median household income has begun to rise. Miami is projected to experience population growth of 1.3% per year from 2013-2017, which is in excess of the projected national average of 1.0% for the same period, according to Moody’s Analytics (September 2012); Moody’s Analytics / Précis U.S. Macro (December 2012).

Annual Employment Growth and Unemployment Rate.     Employment growth is positive in the Miami metro division, with 10,500 jobs added in the 12 months ended March 31, 2013. Between January 1, 2011 and December 31, 2012, the MSA added an estimated 41,800 jobs, as compared to approximately 80,500 jobs lost from January 1, 2008 through December 31, 2010. The unemployment rate has declined from 12.5% in 2010 to 9.2% as of March 31, 2013. JBREC assumes employment will grow by an average of 21,480 jobs annually from 2013 through 2017, or annual growth of 2.0%.

Median Household Income.     After decreasing in 2009 and 2010, the median household income in Miami has risen, experiencing a 2.8% period-over-period growth rate for the year ended December 31, 2011 and for the year ended December 31, 2012. JBREC assumes the median income in Miami will increase to $46,701 by 2017, which is a 1.7% average annual increase. The median household income is expected to surpass its previous peak in 2014.

Annual Average Employment Growth and Unemployment Rate—Miami, FL Metro Division	Annual Median Household Income— Miami, FL Metro Division

Sources: Bureau of Labor Statistics, JBREC.	Sources: Moody’s Analytics, JBREC.

Miami Housing Market Overview

The total market size of housing stock in Miami is estimated by the U.S. Census to be nearly $120 billion (approximately 990,000 homes according to the U.S. Census Bureau, 2011 American Community Survey), with sales, according to DataQuick, of 42,556 homes in the 12 months ended March 31, 2013. In addition to the improving economic conditions discussed above, the Miami housing market has shown steady signs of improvement. Household formation is growing, and permits to build new single-family and multi-family homes have increased. In addition, home values have begun to appreciate, with an estimated home value increase of 2.2% for 2012, according to JBREC’s Burns Home Value Index. Despite this recovery, the homeownership rate in the MSA remains low, having declined from its peak of 69.2% in 2005 to 60.5% as of March 31, 2013. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

The JBREC total replacement / new construction cost estimate for the Miami metro division is $91.42 per square foot for 2011. The estimate is based on the Miami metro division median new home size and direct construction cost estimate, and includes a finished lot value estimate (equal to 15% of the median new home price), financing costs at 3% of the median new home price; selling, general and administrative (SG&A) costs of 12% of the median new home price; and developer profit of 8% of the median new home price. This estimate does not include permitting costs and fees because they may vary greatly within a MSA. Additionally, JBREC estimates that there is a large “shadow inventory” of approximately 60,300 homes as of March 31, 2013, representing approximately $11.5 billion in value (assuming the median single-family existing home sales of $191,500 per home as of March 31, 2013).

Supply and Demand Dynamics.     The level of issuance of single-family and multi-family housing permits has risen significantly from its lowest levels in more than 30 years, with 5,958 permits issued during the 12 months ended March 31, 2013, but remains very low in comparison to the market’s history. During the same time period, Miami added an estimated 8,300 households. From January 1, 2008 to December 31, 2012, household formation outpaced new housing permits by approximately 30,300, resulting in favorable supply and demand dynamics for rental housing and existing housing stock. JBREC assumes household growth will improve, growing from a projected 10,700 households added in 2013 to 20,100 households added in 2017. Household formations are forecasted to outpace permit activity in the near term.

Homeownership Levels.     As of March 31, 2013, the homeownership rate in Miami was 60.5%, which is down from a high of 69.2% in 2005.

Annual Household Formation and Housing Permits—Miami, FL Metro Division	Annual Average Homeownership Rate— Miami, FL Metro Division

Sources: Moody’s Analytics, U.S. Census Bureau, JBREC.	Source: U.S. Census Bureau.

Burns Home Value Index.     According to JBREC, home values in Miami are showing growth following several years of significant decline. The Burns Home Value Index was up an estimated 2.2% in 2012 from 2011, and the March 2013 index value was 9.5% higher than the March 2012 index value. The median resale price for a detached home was $191,500 as of March 31, 2013. Home values in the Miami MSA are projected to show an average annual increase of 9.0% from 2013 to 2017, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates.     Single-family home average monthly rents are steadily rising, increasing from $1,625 in 2009 to $1,782 as of March 2013. The vacancy rate is also declining falling from 13.2% to 9.2% from 2009 to March 31, 2013.

Burns Home Value Index— Miami, FL Metro Division	Single-Family Rental and Vacancy Rates— Miami, FL Metro Division
Indexed to 100 for January 2002

Source: JBREC.	Sources: RentRange, LLC.

About this Market Study

This market study was prepared in May 2013 in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”). Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

BUSINESS AND PROPERTIES

Our Company

Waypoint Homes Realty Trust, Inc. is a recently formed Maryland corporation focused on the acquisition, renovation, leasing, maintenance and management of single-family homes. Our principal objective is to generate attractive risk-adjusted returns for our stockholders over the long-term through capital appreciation and dividend growth. We generate revenue by leasing our portfolio of single-family homes and, from this revenue, expect to pay the operating costs associated with our business and any distributions to our stockholders.

We will be externally managed by WREG. WREG is a vertically integrated operating company that maintains in-house operations associated with every stage of the life cycle of a single-family rental home. Since beginning operations in 2009, WREG has developed an advanced, technology driven operating platform that provides the backbone for deal sourcing, property underwriting, acquisitions, asset protection, renovations, marketing and leasing, repairs and maintenance, portfolio reporting and property management of single-family homes. We believe that WREG’s proprietary technology will enable us to rapidly achieve significant scale in our target markets and efficiently manage our homes. As of May 24, 2013, WREG has assembled in its legacy funds a portfolio of approximately 3,950 homes, representing over $660 million of total investment (including actual purchase price, transaction costs and renovation costs).

We and WREG are striving to build a leading, nationally recognized brand that is based on a foundation of respect for our residents and the communities in which we operate. Our combined mission is to reinvent the home rental experience by providing quality homes, great service and rewarding lease programs that offer valuable benefits to our residents while generating attractive returns for our investors. We believe that our brand and mission, together with WREG’s scalable, vertically integrated operating platform, will position us to be a preeminent player in the single-family home rental industry.

We intend to build a geographically diversified portfolio of single-family homes in target markets that we believe exhibit favorable demographics and long-term economic trends, healthy demand for rental homes and attractive acquisition prices, rental yields and appreciation potential. These markets include the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central Florida, South Florida and Las Vegas. As of May 10, 2013, WLLC, the entity that will become our operating partnership, has acquired 422 single-family homes in our target markets, including 314 homes in April and 108 homes in May, for an estimated total investment (including actual purchase price, transaction costs and anticipated renovation costs) of $75.4 million. A group of investors, including certain employees and officers of WREG, provided the equity for these acquisitions. We believe that WREG’s scalable operating platform will enable us to increase our rate of acquisitions per month as we grow our business in our current and future target markets.

We believe that the current housing market environment presents an unprecedented opportunity for those who have the expertise, operating platform, technology systems and capital in place to execute an acquisition and operating strategy in a cost-effective and scalable manner. We intend to continue acquiring single-family homes located in our target markets, as well as in new expansion markets, through a variety of acquisition channels, including retail, auction, bulk (including from financial institutions, government agencies and other portfolio owners) and alternative channels. Upon the completion of this offering and the concurrent private placement and after repaying the bridge facility in full (which had outstanding borrowings of approximately $97.5 as of May 24, 2013) and for general business purposes, including WREG’s management fee and reimbursable expenses pursuant to the terms of the management agreement ($                 of which was accrued and unpaid as of             , 2013), we will have approximately $                 million of remaining net proceeds available for property acquisitions and working capital. We will have no outstanding indebtedness upon the completion of this offering and the concurrent private placement.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. For more information related to the consequences of this election, please see “Federal Income Tax Considerations.”

Our Initial Portfolio

Our initial portfolio will consist of a diversified pool of single-family homes. The table below provides a summary of our initial portfolio as of May 10, 2013:

Our Initial Portfolio as of May 10, 2013

Market	Total Number of Homes(1)	Average Acquisition Costs per Home(2)	Average Estimated Renovation Costs per Home(3)	Average Estimated Total Investment per Home(4)	Average Year Built	Average Square Footage	Average Underwritten Cash Rent per Home(5)	Estimated Average Gross Yield (6)
San Francisco Bay Area(7)	44	$210,955	$25,354	$236,309	1964	1,504	$1,885	9.6%
Sacramento, CA	15	$131,589	$18,907	$150,496	1960	1,124	$1,470	11.7%
Inland Empire, CA	78	$203,776	$25,604	$229,381	1976	1,536	$1,851	9.7%
Los Angeles, CA	43	$210,056	$24,036	$234,093	1976	1,610	$2,090	10.7%
Chicago, IL	53	$100,182	$22,168	$122,350	1969	1,500	$1,618	15.9%
Atlanta, GA	62	$124,315	$21,847	$146,162	1986	2,058	$1,439	11.8%
Phoenix, AZ	29	$133,278	$18,654	$151,932	1974	1,710	$1,202	9.5%
Central Florida(8)	61	$129,035	$21,071	$150,106	1972	1,766	$1,522	12.2%
South Florida	36	$139,117	$12,150	$151,267	1965	1,337	$1,618	12.8%
Las Vegas	1	$211,361	$4,263	$215,624	2006	2,942	$1,600	8.9%

Total/Weighted Average	422	$156,767	$21,866	$178,633	1973	1,629	$1,663	11.2%

(1)	All homes are detached single-family residences. As of May 24, 2013, we have acquired an additional 125 homes and we are under contract to acquire an additional 247 homes.
(2)

Based on the actual purchase price plus transaction costs incurred to acquire the home. Transaction costs include broker commissions and closing costs and average approximately $1,355 per home or 0.9% of a home’s purchase price.

(3)	Based on the renovation costs we have incurred or expect to incur in preparing the home for rent.
(4)	Represents the sum of the average acquisition costs per home and the average estimated renovation costs per home.
(5)

Represents cash rent estimates generated by WREG in connection with the underwriting of home purchases. Estimates are performed by WREG in-house personnel with local market expertise through a sales comparable approach using both recently achieved rents and currently listed rents from homes with a similar number of bedrooms, number of bathrooms, square footage, amenities and location. Because the homes in our initial portfolio were purchased in April and May 2013 and were owned an average of approximately 16 days as of May 10, 2013, they were still undergoing renovation in most instances (and less than 4% were leased since acquisition) as of May 10, 2013. No assurances can be given that we will achieve underwritten rents.

(6)	Represents annualized underwritten rent per home as a percentage of the average estimated total investment per home. No assurances can be given that we will achieve estimated gross yields.
(7)	Includes Oakland metro division and Vallejo MSA in California.
(8)	Includes Tampa and Orlando MSAs in Florida.

The map below depicts the geographic distribution of our target markets as of May 10, 2013.

Geographic Distribution of Our Target Markets

Waypoint Target Markets
WREG Headquarters - Oakland

Our History and Manager

We were formed in March 2013. In April 2013, WLLC completed a private placement for $35 million of equity capital from investors, including GI Partners and certain employees and officers of WREG, and closed a $65 million bridge facility, or the bridge facility. In May 2013, WLLC completed a follow-on private placement for approximately $10.5 million of equity capital from investors (and received subscription commitments for an additional $20 million of equity capital from investors that will be funded on or prior to May 30, 2013) and closed an amendment to the bridge facility, increasing the borrowing capacity to $97.5 million. We refer to these transactions collectively as the initial financing. Upon the closing of the April 2013 financing, WLLC began acquiring and renovating single-family homes consistent with our investment strategy. We expect $             of the initial financing to have been invested by                      2013, representing the acquisition and estimated renovation costs of more than              homes. We expect to repay the bridge facility in full with a portion of the proceeds from this offering and the concurrent private placement.

WREG began operations in January 2009 to take advantage of an opportunity to bring institutional practices to a highly fragmented real estate asset class. Since that time, WREG has actively developed a vertically integrated, highly scalable operating platform for single-family home rentals. Prior to our formation, WREG successfully closed nine private funds, which we refer to as its legacy funds, with equity commitments totaling over $300 million from high net worth investors, certain officers of WREG and, more recently, institutional investors, including a major university endowment, and GI Partners. GI Partners also owns a minority interest in WREG.

Through May 24, 2013, WREG’s legacy funds had commitments for over $675 million of equity and debt capital (which may be increased up to $710 million, subject to certain conditions) to acquire, renovate and improve single-family homes. As of May 24, 2013, WREG has deployed over $660 million of this capital, assembling a portfolio of approximately 3,950 homes in the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central Florida and South Florida. Upon the full deployment of the legacy fund capital commitments (of which approximately $         is estimated to be remaining as of     , 2013), WREG’s legacy funds will no longer contract to acquire additional homes, and we will be WREG’s sole investment vehicle for acquiring single-family homes, subject to certain limited exceptions. WREG will continue to manage its legacy funds and may provide management services to third-parties in the future. See “Our Manager and the Management Agreement—Management Agreement.”

Homes that WREG has previously acquired and leased have the characteristics set forth below. None of these homes will be owned by us upon the completion of this offering.

Legacy Funds Portfolio as of May 10, 2013

	Total Homes							Homes Owned Greater Than Six Months		Leased Homes
Market	Total Number of Homes	Average Acquisition Costs per Home(1)	Average Estimated Renovation Costs per Home(2)	Average Estimated Total Investment per Home(3)	Average Year Built	Average Square Footage	Average Number of Bedrooms/ Bathrooms	Total Number of Homes	Leased	Average Monthly Cash Rent(4)	Average Gross Yield(5)
San Francisco Bay Area(6)	1,505	$139,379	$24,187	$163,566	1971	1,507	3.4/2.0	1,358	95.7%	$1,771	13.2%
Sacramento, CA	181	$96,746	$19,617	$116,363	1958	1,187	3.1/1.7	125	94.4%	$1,257	13.6%
Inland Empire, CA	1,074	$143,135	$25,047	$168,182	1975	1,557	3.6/2.2	826	92.7%	$1,717	12.5%
Los Angeles, CA	258	$158,482	$25,194	$183,676	1972	1,589	3.5/2.2	116	82.8%	$1,884	12.4%
Chicago, IL	315	$98,062	$21,010	$119,072	1971	1,473	3.4/1.8	88	96.6%	$1,648	15.3%
Atlanta, GA	251	$97,139	$19,313	$116,453	1985	1,878	3.5/2.4	70	87.1%	$1,282	13.9%
Phoenix, AZ	148	$129,379	$14,343	$143,722	1973	1,760	3.6/2.1	93	96.8%	$1,338	11.2%
Central Florida(7)	115	$98,940	$25,313	$124,253	1978	1,613	3.2/2.0	N/A	N/A	N/A	N/A
South Florida(8)	79	$129,465	$16,233	$145,698	1966	1,468	3.3/2.0	N/A	N/A	N/A	N/A

Total/Weighted Average	3,926	$131,920	$23,213	$155,133	1973	1,544	3.4/2.1	2,676	94.0%	$1,703	12.9%

(1)

Based on the actual purchase price plus transaction costs incurred to acquire the home. Transaction costs include broker commissions and closing costs and average approximately $1,512 per home or 1.1% of a home’s purchase price.

(2)	Based on the renovation costs we have incurred or expect to incur in preparing the home for rent.
(3)	Represents the sum of the average acquisition costs per home and the average estimated renovation costs per home.
(4)	Represents average monthly contractual cash rent.
(5)

Represents annualized average monthly cash rent per leased home as a percentage of the average estimated total investment per leased home. Average monthly cash rent for leased homes may not be indicative of average rents we may achieve on our vacant homes.

(6)	Includes Oakland metro division and Vallejo MSA in California.
(7)	Includes Tampa and Orlando MSAs in Florida. Homes in this market have been owned less than six months.
(8)	Homes in this market have been owned less than six months.

WREG’s headquarters are located in Oakland, California, and it maintains eleven regional offices and three resident services centers. The regional offices house WREG’s regional officers, local acquisitions and construction teams, and, if applicable, its local marketing and leasing, property management and repairs and maintenance teams. The resident services centers serve as localized customer-facing offices that help to ensure resident satisfaction and retention, as well as to integrate all local operations. WREG expects to open three new resident services centers by June 2013 and to continue opening additional resident services centers as we scale in our target markets. Since it began operations, WREG has made significant investments to assemble in-house acquisition, construction, marketing and leasing, property management and repairs and maintenance teams in each of our target markets. As of April 30, 2013, WREG’s team consisted of over 450 employees.

Our Business Strengths and Differentiated Strategies

Proprietary Technology Embedded In All Aspects of Our Organization

We believe that achieving consistent operational excellence is crucial to the success of acquiring, renovating, leasing and managing a geographically dispersed portfolio of single-family homes. The backbone of our operations is formed by WREG’s proprietary technology system, which we refer to as Compass, that has been continually refined and enhanced since WREG began operations. Compass is built on a cloud-based operating platform powered by leading technology companies, including Salesforce.com and Google, which has enabled WREG to quickly achieve scalability, security and redundancy in a cost-effective manner.

Compass enables WREG to have real-time oversight of all parts of our business, while maintaining the flexibility to evolve quickly as our business grows and additional functionality is needed. WREG specifically designed Compass to be intuitive to employees across all functional areas within its organization, which has enabled WREG to quickly and effectively grow its operating platform, while supporting its efforts to improve communications and vertical integration. Managers, field personnel and technologists work together to continually define and automate business processes based on the latest data-driven analyses as well as to upgrade existing features and generate new applications.

The table below sets forth several of the functional components of Compass that help us to achieve key operational goals throughout the life cycle of a single-family rental home. Compass provides work-flow management oversight that links all of the functional areas of WREG that are involved in the home life cycle. Compass is a key component in minimizing the time from the purchase of a home to move-in as well as facilitating necessary communication throughout the process. In addition, Compass is designed to provide an iterative feedback loop such that data learned in the process is easily shared and utilized across departments and regions to continually improve workstreams and implement best practices. Because the architecture of Compass is such that all operational information is housed in one system, managers have real-time access to information across all parts of the business and can continually make informed decisions that have meaningful impact on operations.

Vertically Integrated and Highly Scalable, In-House Operating Platform

We believe WREG’s vertically integrated, in-house platform provides us with a critical competitive advantage. First, it provides control over all aspects of the business, which is essential to hold all parties accountable for quality and performance and to support the reputation of our brand. Through the consistent use of Compass, WREG ensures management’s visibility into our operations and creates the ability to efficiently scale our business as it grows. WREG’s over 450 employees allow it to internally conduct all aspects of our business, other than construction labor on initial property renovations, where WREG’s in-house construction management team leverages a stable of qualified third-party general contractors through an automated competitive bidding process. We believe vertical integration affords long-term efficiencies by eliminating costs associated with profit margin required by third parties for the various services provided.

Experienced Management Team with Proven Track Record of Single-Family Home Operations

WREG has been operating single-family rental homes since 2009, longer than many of our institutional competitors. WREG’s senior management team has been a driving force of WREG’s success, providing the leadership necessary to create and operate what we believe is an industry leading platform. WREG’s senior management team possesses a complementary blend of professional backgrounds, with valuable investment, operational and managerial experience across the real estate, hospitality and technology sectors. Prior to his appointment as President and Chief Executive Officer of us and WREG, Gary Beasley was initially an investor in funds sponsored by WREG and served on the advisory board of WREG. Mr. Beasley has over 20 years of experience in real estate and hospitality investment and management and led the successful initial public offering of ZipRealty, Inc., or ZipRealty. Nina Tran, the Chief Financial Officer of us and WREG, spent 17 years at Prologis, Inc., or Prologis (formerly AMB Property Corporation, or AMB), a multinational NYSE-listed REIT, where she, in her most recent position, oversaw all aspects of global accounting operations; external reporting, including SEC filings and joint venture/fund reporting; and internal audit and Sarbanes-Oxley Act compliance. Scott Gable, the Chief Operating Officer of us and WREG, has led WREG’s operations team since 2011, and has 24 years of hands-on, business management and operating experience as a real estate banking executive and technology capital investor. Ali Nazar, the Chief Technology Officer of us and WREG, has led the development of Compass and has continued to manage and enhance the technology system according to the needs of the operational platform. Prior to joining WREG, Mr. Nazar developed technology infrastructure from the ground up for two technology companies. Tamra Browne, the Chief Legal Officer of us and WREG, was Senior Vice President, General Counsel and Corporate Secretary of AMB for over 12 years.

Disciplined, Technology Driven Acquisition Strategy

Over the past four years of operations, WREG has developed a proprietary approach to acquiring homes that includes both “top-down” and “bottom-up” analyses supported by Compass, market analytics and in-house acquisitions teams in our target markets. The acquisition process begins by targeting attractive markets based on macroeconomic, demographic and market-specific characteristics and then breaking these markets down into very specific sub-markets that we believe provide attractive home acquisition and rental opportunities at scale and density sufficient to generate operating efficiencies. Individual homes within these sub-markets are sourced through multiple channels and identified as acquisition targets based on both WREG’s “bottom-up” neighborhood and street-level experience as well as “top-down” market and business analytics. The relative quality of the specific location of each home is measured within Compass against investment parameters established by senior management in order to automatically generate an appropriate risk-adjusted minimum return target for the opportunity.

Two critical estimates must then be incorporated to allow Compass to generate a maximum bid price for the home: an estimated rental rate and estimated renovation costs. An initial estimated rental rate is determined by WREG’s proprietary yield management system within Compass, which is typically further refined by the local acquisitions employees in consultation with WREG’s local leasing agents. The initial estimated renovation costs are derived using WREG’s proprietary “Cap Ex Predictor” program within Compass, which generates an automated renovation estimate based upon the estimated scope and home location, characteristics and vintage. Based upon this data, and subject to limitations imposed by WREG’s own internal appraisal process in which it derives an estimated “after renovated value,” Compass generates a maximum bid price for each home. We believe this proprietary approach to acquiring homes provides appropriate parameters and checks and balances for assembling a portfolio of homes that deliver superior risk adjusted returns for our investors. This approach, which results in WREG acquiring only a small percentage of the opportunities it typically reviews, is shown graphically in the diagram below.

Purchaser of 1.0% of Total Opportunities

As noted in the diagram above, during the first quarter of 2013, WREG screened 60,938 acquisition opportunities and underwrote 18,105 homes that met specified criteria based on the screening. Of those underwritten, WREG submitted offers on 3,667 homes, resulting in purchases of 603 homes, or 1.0% of homes screened.

While we believe many of our competitors focus primarily on newer homes, WREG’s experience has demonstrated that older homes can also represent attractive value-added opportunities as they often benefit from higher quality construction, better proximity to employment and transportation, mature neighborhoods and superior school districts.

Branded Strategy Through Differentiated Product and Service Offerings

We strive to be recognized as the leading brand in the emerging single-family rental industry by combining a technology focused operating platform with best practices used in the multi-family and hospitality industries. WREG has trademarked the slogan “Reinventing Renting™” to demonstrate our combined mission to reinvent the renting experience by making many of the traditional benefits of homeownership available to our residents. As depicted in the graphic below, this mission is supported by three pillars—quality homes, great service and rewarding leases—all of which are built on a foundation of respect.

Quality Homes—We are highly focused on, and take substantial pride in, providing high quality rental homes in desirable single-family communities to our residents. WREG has learned over its four years of experience those renovations that are the most important to our residents and that we believe lead to increased rental and occupancy rates. WREG has numerous relationships with national product vendors so that all of our homes have a consistent look and feel ensuring an attractive product offering and renovation and repair efficiencies. WREG has also developed strategic relationships with a large pool of established general contractors in each of our target markets to ensure all renovations are completed with the highest quality standards. In addition, we are highly conscious of our environmental impact and are committed to providing homes that are clean and energy efficient.

Great Service—We believe that residents deserve great service. Our approach to service is best exemplified by WREG’s 5+3 Resident Contact Model. Under this multi-faceted approach, a resident receives a minimum of five contacts from various property management representatives in the first 90 days after move-in and three continuing points of contact through their residency. WREG utilizes Compass to ensure that all inquiries and maintenance requests are handled promptly and professionally, minimizing the time required from our residents. Compass also enables us to continually measure resident feedback and improve the resident experience. This high-touch model sets initial expectations with residents and maintains frequent contact to ensure residents uphold their lease requirements. In addition, WREG has created the “Waypoint Guarantee” to demonstrate our commitment to providing the best customer service for our residents. Among other things, we guarantee that if a resident is unhappy in the home and wishes to move, the lease may be terminated within the first 30 days of the lease term.

Rewarding Leases—We believe that renting a home should be a rewarding experience, and WREG’s Lease Plus Rewards® program is setting a new standard for the home rental experience. Upon signing a twenty-four month lease, our residents have the opportunity to earn Waypoints™ in a number of ways, including by making timely rent payments, maintaining the home in good condition and participating in Waypoint’s financial fitness program, which includes a personalized one-on-one session with a financial fitness counselor to help residents improve their personal finances. Program participants can redeem their Waypoints™ during their lease term to purchase home improvements from a catalog of offerings or, at the end of their two-year lease term, to apply their Waypoints™ towards the purchase of any home that is available for sale in one of our markets or to receive cash back.

Foundation of Respect—WREG’s employees value our commitment to building a company that values people and the communities in which we live and work. We are proud of having created a real estate company with an innovative business model that we believe is making a positive impact for all involved stakeholders—residents, investors and community members—and we will continue to seek opportunities to strengthen our relationships with our stakeholders, including through participation in community projects and local charitable organizations. For example, WREG and Enterprise Community Partners, Inc., or Enterprise, a non-profit organization focused on creating opportunities for low- and moderate-income individuals through affordable housing, have partnered to purchase, renovate and lease up to 100 single-family homes in underserved neighborhoods in Oakland, California that do not otherwise meet our investment criteria. Together, WREG and Enterprise will contribute an initial investment totaling $1.6 million in equity, and will work towards raising an additional $20 million of capital to fund the program.

Disciplined Approach to Entering New Markets

After primarily operating in the San Francisco Bay Area for three years, WREG has successfully entered ten new markets, and we expect to continue expanding into new markets where we can build a portfolio of sufficient size to maintain efficient, vertical operations to meet our residents’ expectations. We seek to enter new markets where we can provide a high-quality rental offering in desirable single-family communities. We establish “buy zones” where we attempt to acquire a critical mass of homes to maximize operating efficiencies.

When entering a new market, a regional director is selected and paired with the Vice President of New Markets to guide the expansion in an effective and timely manner pursuant to a detailed plan built on WREG’s extensive experience. WREG’s automated and proprietary systems, tools and controls allow it to establish a functioning acquisition platform to begin acquiring homes in new markets within 30 to 60 days of entry. WREG’s highly scalable infrastructure enables it to acquire homes that meet specified underwriting standards with a high degree of precision and quickly establish a critical mass of homes to maximize efficiency.

We believe that WREG’s disciplined approach to entering new markets provides us with the flexibility to deploy capital to the most attractive markets without sacrificing our operational advantages.

Our Business Model and Operating Platform

Our business model and operating platform is designed to allow us to optimize each process in the life cycle of a single-family rental home. We strive to buy our homes at attractive prices, renovate them to the optimal level, lease them efficiently to high quality residents and align our services with the needs of our residents.

Our Target Markets and Market Expansion

Market Evaluation and Monitoring

Our initial target markets will include the markets in which WREG has operations, including the San Francisco Bay Area, Sacramento, the Inland Empire, Los Angeles, Chicago, Atlanta, Phoenix, Central Florida and South Florida, and Las Vegas. In addition to our initial target markets, WREG monitors the 100 most populous MSAs and other select markets in order to prioritize expansion efforts and re-allocate resources as necessary. WREG has developed an approach to selecting new markets that includes “top-down” and “bottom-up” analyses. WREG’s “top-down” analysis starts by identifying the markets WREG believes are the most attractive in the United States by evaluating existing and future housing dynamics, including various macroeconomic and demographic factors such as housing prices and rental demand. WREG scrutinizes many of these factors and assigns what it refers to as a “market score” through a proprietary system that integrates key economic and demographic drivers from leading data providers, as well as WREG’s operating data where applicable. The market score assigned by WREG measures the relative opportunity and risk accorded to the market for assembling and operating the particular single-family home portfolio.

WREG also conducts a “bottom-up” analysis, which focuses on local knowledge of communities to understand the fundamentals of particular housing markets. WREG has developed a regional market infrastructure with personnel who work and reside in our target markets and have extensive knowledge of those markets as well as broad relationships across various constituencies. We believe that this centralized, integrated institutional platform with a strong local presence and an ability to scale is critical to assembling a quality single-family home portfolio.

The table below sets forth some of the characteristics of our target markets. We will opportunistically explore additional potential expansion markets evaluating similar characteristics.

Key Characteristics for Target Markets

Market	Estimated Population (in millions)(1)	Trailing Three- month Targeted Sales Volume(2)	Forecast Home Price Appreciation (Five Years)(3)	Market Volatility(4)	Forecast Employment Growth (Five Years)(3)	Peak-to- Current Price Discount(3)
San Francisco Bay Area(5)	4.88	1,483	21.6%	1.43	2.0%	48.0%
Sacramento, CA	2.20	1,636	24.9%	1.75	1.8%	47.4%
Inland Empire, CA	4.35	6,393	29.8%	1.91	1.9%	49.4%
Los Angeles, CA	13.05	2,203	21.0%	1.55	1.7%	34.0%
Chicago, IL	9.52	3,572	13.8%	1.09	1.4%	38.1%
Atlanta, GA	5.46	6,154	35.4%	0.94	2.7%	35.1%
Phoenix, AZ	4.33	1,858	27.0%	2.06	2.5%	36.8%
Central Florida(6)	5.07	7,001	26.0%	1.52	2.2%	47.1%
South Florida	5.76	4,075	30.2%	1.88	2.1%	45.5%
Las Vegas	2.00	6,260	48.5%	1.85	3.0%	56.1%

(1)	U.S. Census Bureau. Data as of July 1, 2012
(2)	Source: Collateral Analytics. Sales volume based zip code level analysis and includes WREG targeted markets/parameter set. Data as of March 1, 2013.
(3)	Source: Collateral Analytics. Refined by WREG to use data relating only to its target markets. Data as of May 26, 2013.
(4)

Source: Collateral Analytics. Reflects correlation to national home pricing from 1990-2012, with a volatility measure of 1.0 implying a perfect correlation with the national average, a volatility measure of 2.0 implying that the respective market increases or decreases by twice the national average and a volatility measure of 0.5 implying that the respective market increases or decreases by half the national average.

(5)	Includes Oakland metro division and Vallejo MSA in California.
(6)	Includes Tampa and Orlando MSAs in Florida.

Market Expansion Efforts

WREG evaluates the feasibility of establishing a scalable operation in each potential expansion market through detailed on-the-ground research and underwriting of actual market opportunities. We plan to only enter markets where we can build a portfolio of sufficient size to sustain efficient vertical operations and meet resident expectations. In many instances, this will include markets that are clustered around and serviceable by WREG’s regional offices and resident services centers, which provide a local presence to our residents.

WREG underwrites a representative sampling of homes available for sale as case studies using its standard underwriting approach discussed below. The findings of the case studies establish a basis for expected operational returns for the market. A market evaluation memo is then prepared for review by WREG’s senior management team. The senior management team evaluates the findings of the market evaluation memo against portfolio objectives and operational capabilities to determine whether to enter the market. Once an expansion market is selected for entry, WREG’s new markets team is engaged. The new markets team includes the Vice President of New Markets along with experts in WREG’s systems and operating procedures pertaining to new markets who work with local team members in the specific expansion markets. WREG relies on a team of functional experts that works alongside the local team members until critical operational mass is reached. The Vice President of New Markets is the primary liaison between the local team and the necessary resources within the various functional groups of WREG.

WREG’s new markets team directs an operational ramp-up program to meet the market-specific operational goals established by WREG’s senior management. Members of the team direct the training of local personnel on Compass and ensure adherence to its operational standards, safeguards and controls. The new markets team implements a forward-looking staffing plan that will meet the growth objectives for the expansion market. We believe that hiring appropriately and training staff well in advance of expected deployment is critical to successfully managing the portfolio and delivering a quality experience to our residents in every market where we operate.

Acquisition Strategy, Channels, and Process

Acquisition Strategy

WREG seeks to build a high-quality, diversified portfolio of homes, one home at a time, through local team members who are experts in their markets. In doing so, WREG will generally focus on acquiring homes meeting targeted return objectives with the following characteristics: (i) three or more bedrooms; (ii) two or more bathrooms; (iii) desirable locations and (iv) underwritten price range of $50,000 to $350,000. We expect that certain homes WREG purchases will be outside of these parameters, and these parameters may be revised by WREG and us from time to time.

WREG has extensive experience buying, renovating, leasing and managing homes of diverse vintages. While many of our competitors focus primarily on newer homes, WREG has had success buying and renovating both newer and older homes, with the latter often benefiting from higher quality construction, better proximity to employment and transportation and superior school districts. Many of these more established neighborhoods were developed first for a reason: they are in desirable locations. WREG’s experience has demonstrated that it is generally not the age of the house that most influences long-term maintenance costs. Rather, such costs are often more impacted by the condition and remaining useful life of the building systems (such as electrical, HVAC, roofing and plumbing systems). WREG has found that when these systems are addressed comprehensively during the initial renovation, the result can be an attractive, well located home in an established neighborhood that can be very desirable for families, creating strong leasing demand.

Acquisition Channels

WREG has acquired and will continue to acquire homes through three main channels—retail, auction and, to a lesser extent, bulk and alternative channels. The retail channel consists of acquisitions conducted through multiple listing services, or MLS, including REO and short sales. Purchases of such homes pass through the traditional escrow and title process. The auction channel consists of homes that are purchased at trustee foreclosure and online auction sales. WREG may also purchase homes through bulk and alternative channels from financial institutions, including GSEs (primarily through REO programs), and other portfolio owners. From January through April 2013, approximately 87%, 7% and 6% of the homes that WREG acquired were through retail, auction and bulk/alternative channels, respectively. We expect these percentages to change over time and believe that it is important to maintain the capability to source attractive acquisition opportunities across channels as they arise.

Retail.    WREG has acquired most of its homes to date through the retail channel. Purchasing through retail channels provides WREG with the opportunity to diligence the preliminary renovation cost estimates made during the bid process to confirm that the estimated total investment of the home is within the targeted yield parameters for the home prior to closing the acquisition. Most of the single home purchases made by WREG in the retail channel involve sales of REO homes or short sales listed through a local MLS. REO homes refers to homes owned by financial institutions, including GSEs, that were acquired by the financial institution by foreclosing on a mortgage or deed of trust and successfully bidding for the home at the ensuing auction. Short sales refer to homes sold by the homeowner for an amount less than the amount owed to lenders with a lien on the home. Because the purchase price will not satisfy the amounts owed, short sales require lender consent.

Auction.    WREG has and will continue to acquire homes through auction purchases. Homes become available at auction when a person with a lien on the home forecloses on the lien. The home is then sold at auction, either by a court or trustee, in order to satisfy the debt owed to the lien holder. Auction processes vary significantly between jurisdictions driven by differences in state and local laws. In all cases, the careful evaluation and purchase of homes at auction requires a substantial investment of time and the ability to be nimble and disciplined on the day of the sales, as auctions tend to be fast-paced and disorganized. WREG’s local teams have experience in evaluating potential acquisitions, conducting due diligence and bidding at foreclosure auctions, and they have developed the necessary skills to compete effectively within the parameters of the local rules. Although valuations of homes that are available through auction are generally comparable to those found in retail, we believe auction purchases are riskier because the homes are typically purchased based upon an exterior inspection only. In contrast to homes available through retail channels, WREG has the opportunity to conduct on-site diligence for homes available prior to final acquisition. Auctions previously presented an opportunity to purchase homes at meaningful discounts to retail pricing, which provided added return to compensate for the additional risks that were undertaken. However, as competition at auction has intensified substantially in recent periods, WREG has steadily reduced its use of this channel.

Bulk/Alternative.    Although WREG has not devoted significant resources to acquiring homes through this channel and does not anticipate that this channel will provide a predictable, consistent supply of homes, WREG may acquire homes through selective bulk purchases from financial institutions, GSEs or other portfolio owners. Many financial institutions, including GSEs, hold large portfolios of REO homes. In addition to selling these homes individually through an MLS as described above, financial institutions bundle and sell these homes in bulk sales. We also expect that private investors will begin offering portfolios of homes for sale in the coming years, which we will evaluate on a case by case basis. However, to date, bulk purchases have not been necessary for WREG to deploy a meaningful amount of investors’ capital, and WREG has found that prior bulk opportunities it has evaluated often contained homes of inconsistent quality and/or unfavorable locations, rendering the portfolio undesirable.

Acquisition Process

WREG has developed an effective acquisition process, employing both “top-down” and “bottom-up” analyses to underwrite each acquisition opportunity it considers. The underwriting process is supported by Compass, market analytics and a local, cross-functional team, which allows for the detailed, yet expedited, underwriting of thousands of homes every month. WREG’s “top-down” analysis includes relevant third-party neighborhood and home-level data, including home price appreciation forecast, median income, school quality and crime. WREG’s “bottom-up” analysis refers to its proprietary “livability” score that local employees assign to each home, which is calculated from observational data in four categories: sights, sounds, surrounding uses and safety. The score is intended to rank the neighborhood, not the home itself, as the home will ultimately be renovated to the Waypoint standard.

As referenced above, WREG conducts significant on-site diligence in connection with each acquisition opportunity it considers. For example, for homes acquired through retail channels, WREG has, on average, seven days after submitting its bid to conduct due diligence on the home prior to committing to its acquisition. Pre-acquisition diligence typically includes preparing a full improvement plan, drafting a comprehensive scope of work and generating a cost estimate for the renovations. This on-site inspection allows WREG to establish a more accurate renovation budget for a home and refine the maximum bid generated by Compass. For homes acquired at auction, the Cap Ex Predictor utilizes a proprietary estimation program based on logic, decision-making criteria and algorithms to estimate a construction budget for the home. Although WREG uses this estimate as the basis of its acquisition underwriting, after the home has been purchased, the in-house construction team performs the same, full suite of on-site diligence that is performed for homes acquired through retail channels during the pre-acquisition phase.

This highly disciplined acquisition process has enabled WREG to thoughtfully construct portfolios, even in fast changing and volatile markets. The process also provides managers with real time feedback loops to continually inform WREG’s purchasing strategies. Acquisition team members are rewarded for accuracy in predicting rents, renovation costs and other costs, and the system can quickly calibrate prediction variances.

As of April 30, 2013, WREG’s acquisitions team consisted of over 75 acquisition employees in ten separate markets.

Home Renovation

Most homes that we acquire require some level of renovation before they are in “rent ready” condition. Although WREG’s in-house construction team is directly responsible for the overall supervision and management of home renovations, including conducting pre-acquisition diligence, developing scopes of work, cost estimating and value engineering, directing the bid award process, managing the scope verification process, performing inspections and, ultimately, bringing the renovations to completion. WREG’s construction managers are responsible for managing the day-to-day operations of our home renovation process. At least one construction manager is assigned to each region in which WREG operates and, depending on the volume of work in the region, may receive additional in-house support from WREG’s construction administration personnel. This in-house team manages a network of over 100 independent general and specialty contractors located in the various markets.

Compass plays a critical role in the home renovation process. Independent general contractors with which WREG has relationships have restricted access to Compass in order to review scope of work requests, submit bids and receive bid awards. WREG typically receives multiple bids on each scope of work it posts, which helps ensure competitive pricing. WREG also uses Compass to help develop cost estimates by drawing on WREG’s growing database of historical material and labor costs in each of our target markets. Further, Compass allows for real-time management reporting of costs, renovation time, quality, deliveries and general contractor performance.

While minimizing costs is an essential component of our renovation strategy, we believe that making informed and necessary up-front renovations not only attracts quality residents and enhances rental rates but also reduces future maintenance expense and generally increases the long-term value of a home. WREG has developed proprietary policies and procedures to guide its employees to make good value judgments during the renovation process.

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Improvement guidelines.    WREG’s improvement guidelines detail the criteria for scoping a home for renovation. These guidelines cover over 28 topics, including landscaping, painting, plumbing, electricity, roofing, heating and ventilation, air conditioning and appliances. These guidelines help WREG focus on making strategic improvements and ensuring that our homes are both functionally sound and aesthetically appealing.

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200+ item improvement plan.    WREG’s improvement plan uses an automated template scope of work that is based on the improvement guidelines and touches on over 200 items in every home. This improvement plan helps WREG’s construction teams develop a comprehensive scope of work, which allows WREG to establish a detailed cost estimate for renovations.

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Stress tests and quality control inspection.    WREG performs stress tests and quality control inspections at the end of the renovation process in order to confirm that all systems in the home are operating properly and that the home is in “rent ready” condition.

Over the past year, WREG has established contractual relationships with some of its most important vendors, including Home Depot, Sherwin Williams, Mohawk Carpets, Kwikset and RotoRooter, among others, to obtain favorable pricing terms and to achieve consistency in the quality and availability of the products it uses. We receive rebates from some of these vendors when WREG or its contractors purchase products from them for our projects.

During 2013, it has cost approximately $20,000 to $25,000 to renovate a home to WREG’s standards. The majority of these costs are typically spent on kitchen remodeling, flooring, painting, plumbing, electrical, heating and landscaping. WREG will also make targeted capital improvements, such as electrical, plumbing, HVAC and roofing work, that we believe will increase resident satisfaction and lower future repair and maintenance costs. On average, these renovations are completed in approximately three to four weeks.

Marketing and Leasing

WREG utilizes a fully integrated marketing and leasing strategy that leverages cutting edge technologies to maximize occupancy, resident quality and rental rates. WREG’s marketing teams actively source leads through various channels, including third-party websites (craigslist.com, trulia.com, hotpads.com, zillow.com, rentals.com), MLS, e-mail marketing, social media and more traditional, geographically-targeted print campaigns, including direct mail in established regions and classified advertising in Spanish-language print. In addition, WREG showcases our available homes on the website, www.waypointhomes.com, which is integrated with Compass to ensure that available homes are marketed from the moment they are “rent ready.” Each visit to the website deepens WREG’s knowledge of prospective residents’ preferences, allowing it to adapt its targeted messaging at each stage of the decision process to more fully engage potential leads. WREG’s marketing team is focused on improving lead volume and quality, and continuously monitors and analyzes lead volume and quality from each marketing channel relative to actual leasing opportunities and conversions.

Leads are funneled to WREG’s internal leasing teams who work to qualify the leads and identify potential residents. WREG’s lead scoring system is used to efficiently cultivate, prioritize and qualify leads. WREG maintains a centralized call center in Oakland, regional centers in Chicago, Los Angeles, Phoenix and Atlanta, and plans to add additional regional call centers to support demand. The internal leasing team is the first point of contact with prospective residents, placing calls to leads who have inquired about homes through one or more marketing channels and answering incoming calls. The internal leasing teams focus on understanding a prospective resident’s interests and needs, and demonstrating the features and benefits of our differentiated product and service offerings. We primarily rent our homes under one of three leasing options: a Lease Plus Rewards® lease, a traditional twelve-month lease or, for qualified voucher holders, a Section 8 lease. WREG continuously seeks ways to enhance and improve upon our leasing options that are available to our residents.

Lease Plus Rewards®.    Our Lease Plus Rewards® program was established by WREG in 2011 to more fully align our residents’ interests with WREG’s by giving our residents the opportunity to earn credits over the course of their lease term. To participate in the program, residents must have entered into a two-year lease and completed a personalized one-on-one session from a financial fitness counselor, which we provide to our residents free of charge. Program participants can earn additional Waypoints™ by making timely rent payments, maintaining a home in good condition and attending additional financial fitness seminars throughout their lease term. Program participants can redeem their Waypoints™ during their lease term to purchase home improvements from a catalog of offerings or, at the end of their two-year lease term, to apply towards the purchase of a home that is available for sale in one of our markets or to receive cash back. From January through April 2013, approximately 62% of WREG’s homes were rented pursuant to Lease Plus Rewards® leases.

Traditional leases.    We also offer traditional one-year leases to our residents. Residents who choose this lease receive the same quality homes and great customer service and are able to benefit from many of WREG’s programs, including WREG’s Waypoint Guarantee. From January through April 2013, approximately 33% of WREG’s homes were rented pursuant to traditional leases.

Section 8 leases.    We are a supporter of providing quality housing for Section 8 voucher holders. WREG has an internal team of affordable housing coordinators with relevant experience and relationships who process Section 8 applicants. All Section 8 residents execute a one-year Section 8 specific lease agreement, and the resident’s Section 8 status is subject to annual recertification pursuant to HUD regulations. From January through April of 2013, approximately 5% of WREG’s homes were rented pursuant to Section 8 leases.

We want all of our residents to be comfortable and happy in their new home. The Waypoint Guarantee assures our residents that they will not be evicted due to foreclosure and allows our residents to terminate their leases within the first 30 days of the lease term if for any reason they are unhappy with their home and wish to move.

All information gathered by the internal leasing team during the lead qualification process is managed within Compass, and leasing opportunities are transferred to local leasing specialists to schedule home viewing appointments. Internal leasing team members are evaluated on the number of leads they convert to leasing opportunities and ultimately into leases.

WREG’s local leasing specialists focus on connecting with the prospective residents in-person to tour available homes and ultimately convert them into residents. Local leasing specialists are knowledgeable with respect to our home inventory in their markets, as well as each home’s unique features. Leasing specialists are also equipped with iPads that enable them to show prospective residents nearby inventory and browse marketing pictures and descriptions.

WREG establishes rental rates for our homes based on a recently developed proprietary revenue management system. This system is designed to allow WREG to optimize rates based on changes in rental supply and demand, the number of days the home has been on the market, customer feedback and other qualitative factors.

Prospective residents are required to fill out an online application. The application is reviewed by WREG’s trained team of leasing underwriters within its property management group based on screening guidelines, which include an income/employment verification, criminal record check, verification of previous resident status and FICO credit score verification. Leasing underwriters also use a proprietary screening algorithm, which combines traditional screening data with proprietary data derived from WREG’s experience to determine whether residents should be approved at particular rent rates. WREG generally provides prospective residents with a decision within 48 hours, and screening workflow is tracked through Compass to ensure the quality and timeliness of each decision. In addition, WREG is testing a program to enable instantaneous approval (subject to verification) during property showings. The integration of the screening function with WREG’s property management group allows WREG to hold leasing underwriters responsible for the quality of the residents they approve for leasing. We believe WREG’s focus on resident screening will allow us to maximize the quality of our residents and minimize delinquencies, evictions and charge offs. In 2012, WREG’s bad debt expense as a percentage of its gross potential rent was 2.8%.

Under all of our leases, our residents are responsible for utility payments, including gas, electric, water and trash, as well as yard and garden watering and maintenance. Security deposits are required for leases. WREG has arranged with SureDeposit, a division of Assurant Insurance, to provide applicants the ability to purchase a surety performance bond for half of the required deposit levels, which substantially reduces the initial out-of-pocket cash requirements for renting a home. At April 30, 2013, 47% of WREG’s homes were rented using a surety performance bond. At the end of each resident’s lease term, security deposits are refunded or forfeited in accordance with applicable law.

Leasing specialists meet with approved applicants to review lease details and answer remaining questions. WREG uses electronic leases to ensure efficient lease execution and proper maintenance of resident paperwork, which is stored in Compass.

Property Management

WREG’s local property management teams and centralized infrastructure provides a range of property management services, including asset protection, resident relations, rent collection, home inspections, financial fitness education, lease renewal management and move-out processes. By performing these functions internally, we believe that WREG has greater control over the quality of the leasing process, the rental experience and the economic performance of our homes. WREG is currently managing homes in ten markets. WREG has also begun opening resident services centers in certain of its markets that have high portfolio concentrations. The resident services centers serve as localized customer-facing offices that help to ensure resident satisfaction and retention, as well as integrate all local operations. By having a localized presence, residents may conveniently visit the services center to meet WREG’s local team, pay rent, submit work orders and use free technology stations. WREG generates resident retention opportunities by hosting monthly meetings and other activities. WREG expects to open four new resident services centers by May 2013 and to continue opening additional resident services centers as we scale in our target markets.

Asset protection.    Upon acquisition, WREG’s asset protection team secures the home until the renovation process begins. If a home is occupied, it is necessary to interact with, and sometimes replace, existing occupants of the homes. Our primary objective in this process is to quickly transition these occupants to residents of ours, and, if that is not possible, to arrange for them to voluntarily vacate the home promptly. Occasionally WREG may offer a modest incentive to existing occupants to vacate, which accelerates WREG’s access to the home to begin renovations. As a last resort, the existing occupants will be evicted in compliance with local and state regulations. Existing occupants sometimes have a bona fide lease under state and federal regulations that must be honored. In these instances, WREG will honor such leases, while continuing to work to transition the occupants to become residents under our leases at the conclusion of the existing lease. Renovations are typically not conducted in this instance until after the resident’s lease term is finished. Asset protection is also responsible for securing our homes after renovations are complete and in rent-ready condition but vacant. These homes are inspected regularly to ensure they have not been vandalized or damaged. Asset protection is also involved in rent collection and the move-out process, as described below.

Resident relations.    The core of WREG’s property management strategy is developing strong relationships with residents, which starts with ensuring that the home in is excellent condition through quality control inspections that are completed prior to the move-in process. During the move-in process, an inspection is scheduled with the new residents to collect move-in funds and to provide them with the keys to their new home. All new residents receive a detailed survey within 30 days of move-in to evaluate their move-in experience. The results of the survey are closely reviewed for any follow-up that may be necessary. As a continuation of our commitment to great customer service, WREG has developed a “5+3” resident contact model. A new resident receives five contacts from various property management representatives in the first 90 days after move-in and three continuous points of contact through their residency. WREG believes that these touch points provide a superior customer service experience throughout the resident’s lease term and on-boarding process.

Financial fitness education.    We are dedicated to educating our residents on how to meet their financial obligations. WREG’s financial fitness plan includes a personalized one-on-one session from a financial fitness counselor so that residents have the support they need in realizing their homeownership or general financial fitness goals. In addition, participants in our Lease Plus Rewards® program can earn Waypoints™ by attending financial fitness seminars offered throughout their lease term.

Home inspections.    A key element of the Lease Plus Rewards® program is the occupied home inspection process. WREG completes occupied home inspections within three months of residency and, depending on the result of the three-month inspection, schedules additional follow-up inspections at appropriate intervals (six, 12, 18 and 24 months). WREG’s dedicated occupied home inspectors utilize a detailed 250 point checklist when inspecting homes and report their results immediately using iPads, which feed directly into Compass’ maintenance system for review by remediation coordinators. WREG’s remediation coordinators follow up on the results of each inspection, creating work orders as needed and communicating with the resident on any remediation that may be necessary. Residents are typically provided 14 days to remediate identified issues, after which a remediation inspection is scheduled and completed.

Rent collection.    Effective collection of rents is critical to the operations of our business. WREG has designed our resident portal, “Waypoint Navigator,” to provide an easy and effective way for our residents to interact with WREG. Through Waypoint Navigator, residents can set up online rent payments or auto payment and track their payment history and outstanding balances. A key element of the Lease Plus Rewards® program is to grant Waypoints™ to residents who make timely payments of rent. Residents may track their Waypoints™ through Waypoint Navigator. Residents who do not pay rent by the late date (typically the fifth calendar day of the month) are automatically flagged by Compass and receive written notification from WREG’s asset protection team addressing the delinquency. This is immediately followed by a phone call from WREG’s asset protection team to discuss the options available to the resident. Our goal is to help our residents stay in their homes if they are willing and financially able to do so, including through arranged payment plans. If, however, it is determined that the resident is unwilling or unable to meet his or her obligations, the asset protection team will attempt to have the resident voluntarily vacate the home (including through a mutual release). Eviction is a last resort, and the eviction process is managed in compliance with local and state regulations.

Lease renewal management.    As leases expire in the future, WREG plans to conduct a rental rate evaluation 120 days prior to the scheduled expiration date, reviewing the contractual rate versus current market rates. If the rental rate will be increased, WREG will prepare a value proposition for the resident 60 days prior to lease expiration, potentially offering renewal incentives, including bonus Waypoints™ for Lease Plus Rewards® participants, a complimentary carpet shampoo, touch-up paint job or other benefits. Residents are typically required to enter into a new lease after the expiration of their initial lease term, although the determination as to whether residents may continue to lease the home on a month-to-month basis is made on a case-by-case basis.

Move-out process.    When retaining a resident is not possible and the resident’s notice to vacate is accepted and confirmed, the resident is provided a standardized list of potential damage costs to ensure the home is left in a good condition and to explain to the resident how to receive a full refund on the security deposit. WREG’s asset protection team is engaged in the move-out process to complete the move-out inspection. Following a resident’s move-out, any balance owed is transferred to a third-party collection service provider.

Repairs and Maintenance

We believe that home maintenance is essential not only to protecting our homes but also to ensuring resident satisfaction and retention. WREG’s repairs and maintenance program leverages Compass and WREG’s in-house team of experienced and knowledgeable industry personnel to deliver a high level of service not typically seen in the single-family property management industry.

Our residents have the option to submit home maintenance requests in one of three ways—by phone, online through Waypoint Navigator or in person at one of WREG’s regional offices or resident services centers. Upon submitting a home maintenance request, the resident will receive a confirmed inspection date with one of WREG’s dedicated maintenance personnel. On average, approximately 35% of our residents’ maintenance problems are resolved with the initial phone consultation or on-site visit. However, if additional repairs or maintenance are needed, WREG’s inspectors will typically scope the required work and schedule an appointment for one of WREG’s technicians to return to the resident’s home to complete repairs at a later date. Although uncommon, when WREG does not have the in-house capability to resolve a maintenance problem, it will dispatch a scope of work description with a pre-determined pricing structure to WREG’s pre-approved list of independent general contractors, who will then schedule an appointment with the resident.

We are focused on ensuring that our residents’ maintenance concerns are resolved quickly and efficiently. Compass is utilized to manage our residents’ maintenance requests and to track their path to resolution. Compass is also used to schedule and route WREG’s repair and maintenance specialist every day, ensuring that their daily drive time is minimized and that they are servicing the greatest possible number of residents. In addition, Waypoint Navigator, which is supported by Compass, allows our residents to schedule and confirm their own appointments with repair and maintenance specialists and track their maintenance requests.

WREG’s employees include experienced and knowledgeable industry personnel across a variety of trades, who are trained to assess maintenance problems, draft scopes of work, estimate costs and negotiate pricing with vendors. WREG also trains its employees in customer service skills so that they are equipped to interface with our residents directly. WREG recently began internalizing all aspects of its home maintenance and repair functions in each of its markets. By having an in-house maintenance and repairs team, WREG is better able to control the scope of work as well as costs.

Our Technology Platform

We believe that Compass provides our business with tangible, competitive advantages in crucial operational tasks, including:

Acquisition channels.    The acquisition screening tools in Compass continuously scan the various acquisition channels in our targeted markets and identify potential acquisition opportunities in real time. This function allows WREG to acquire more properties outside of auction channels, which we believe provides superior risk-adjusted returns.

Acquisition screening.    Once an acquisition employee identifies a property as meeting our threshold investment criteria, Compass generates a preliminary maximum bid price within minutes. Compass then manages the workflow of the purchase process to ensure the appropriate office and field personnel accurately and quickly underwrite variables, including, rent, value, renovation cost, property taxes and title defects and fees or assessments levied by municipal or other local governmental authorities. Compass’ acquisition screening enables WREG to move quickly and accurately on opportunities in our buy zones.

Renovation costs.    Compass’ renovation tools and applications help WREG maximize the value of up-front home improvements while minimizing renovation costs. Once the construction scope has been determined, the bidding system is utilized to ensure that we receive the best price. Compass tracks and analyzes all renovations and, as a result, WREG is able to identify the renovations that have the greatest impact on rental rates and overall yield and to plan its renovations efforts accordingly.

Renovation labor.    Compass’ bidding and tracking system isolates each task in a scope of work so that WREG can monitor and evaluate the work that is being performed by its in-house construction management team and independent general contractors in real time. This allows WREG to better supervise and manage the renovation process.

Rent underwriting.    Compass’ automated rent underwriting system allows WREG to accurately estimate rental yields on a home by relying on an internal database of historical inputs that is continuously updated for every home that is placed into operation by WREG. We believe that Compass allows us to underwrite rents more accurately than our competitors. For example, for homes WREG acquired in 2012, the difference between underwritten rent and actual contractual rent was less than 0.1% on average and less than 2% in approximately 74% of all transactions.

Downtime minimization.    Compass allows us to control and improve “down time” after initial acquisition or after a resident vacates a home. Compass’ sophisticated tracking and transferring system ensures strong communication among personnel in acquisitions, renovations, leasing and management. WREG has improved its purchase to income-producing time from an average of 125 days in 2011 to an average of 109 days in 2012. WREG achieved this reduction in downtime while increasing its acquisition volume based on the number of homes by more than 400% over the prior year. Reducing vacancy time by one or more months results in significant savings across thousands of homes.

Repair and maintenance management.    WREG relies on the automated repair and maintenance system within Compass to process, track and resolve resident maintenance requests. Our residents can request a repair assessment through a variety of user-friendly channels that feed into Compass. One of WREG’s team members can then often resolve the issue telephonically. For requests that require an on-site visit, Compass allows residents to self-schedule appointments, which reduces the time to resolution and increases customer satisfaction. Residents can also track an existing maintenance request status online via Waypoint Navigator. We believe that our average monthly costs per home related to repairs and maintenance are significantly less than what a homeowner would pay for outsourced materials and labor.

Accounting and Property Management Systems

WREG uses Yardi, an industry standard real estate platform, for general accounting, financial statement preparation, resident ledger tracking, payment processing and billing and collections. Although Yardi was not designed specifically for the single-family rental sector, WREG has customized the system to enhance its functionality for our business. WREG has built an effective interface between Yardi and Compass to efficiently capture financial data within Compass for actual to pro forma comparisons and performance metric analysis.

Risk Management

We face various forms of risk in our business ranging from broad economic, housing market and interest rate trends to more specific factors such as credit risk related to our residents, releasing of homes and competition for homes. We believe that the risk management expertise WREG has developed since commencing operations will allow us to successfully navigate these risks.

Insurance

We carry comprehensive liability and commercial property insurance covering the homes we acquire under a blanket insurance policy. Although we have established policy specifications and insured limits that we believe are appropriate and adequate for the homes we acquire given the relative risk of loss, the cost of the coverage and industry practice, our insurance coverage may not be sufficient to fully cover our losses. In addition, there are certain types of extraordinary losses, such as losses from terrorism and earthquakes, for which we may not have insurance. WREG will specifically review those areas that are at a higher risk of potential loss from natural catastrophes as part of our initial home acquisition criteria and may consider obtaining special insurance coverage if it is cost-effective.

Regulation

General

Our homes are subject to various covenants, laws and ordinances, and certain of our homes are also subject to the rules of the various HOAs where such homes are located. We believe that our business and WREG’s proposed method of operation will enable us to comply with such covenants, laws, ordinances and rules. We also require that our residents agree to comply with such covenants, laws, ordinances and rules as a condition of their leasing terms.

Fair Housing Act

The Fair Housing Act, or FHA, its state law counterparts and the regulations promulgated by HUD and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18) or handicap (disability) and, in some states, on financial capability. We believe that our business and WREG’s proposed method of operation will enable us to comply with the FHA and other regulations.

Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances and also could be liable to third parties as a result of environmental contamination or noncompliance at our properties even if we no longer own such properties. See “Risk Factors—Risks Related to our Business—We may be subject to unknown or contingent liabilities or restrictions related to properties that we acquire for which we may have limited or no recourse.”

REIT Qualification

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains, to our stockholders. As a REIT, we generally will not be subject to federal income tax on our REIT taxable income, including any net capital gains, we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Federal Income Tax Considerations.”

Employees

We are managed by WREG pursuant to the management agreement between WREG and us. Our executive officers are employees of WREG. We will have no employees upon the completion of this offering. See “Our Manager and the Management Agreement.”

Legal Proceedings

Neither our company nor WREG is involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or WREG.

MANAGEMENT

General

We are externally managed by WREG. Pursuant to the terms of the management agreement, WREG provides us with our senior management team, including officers and other employees. We do not have any employees. WREG will at all times remain subject to the supervision and oversight of our board of directors.

Our Directors, Director Nominees and Executive Officers

Upon the completion of this offering, we expect to have a seven-member board of directors. Pursuant to our charter, all members will serve annual terms. Upon the expiration of their terms at our annual meeting of stockholders in 2014, directors will be elected to serve a term of one year and until their successors are duly elected and qualify. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Our Board of Directors.” Generally, the board of directors intends to appoint executive officers annually following our annual meeting of stockholders to serve until the meeting of the board of directors following the next annual meeting of stockholders.

The following table sets forth certain information with respect to our directors, director nominees and executive officers:

Name	Age	Position
Gary Beasley	47	Chairman, President and Chief Executive Officer
Nina Tran	44	Chief Financial Officer
Scott Gable	48	Chief Operating Officer
Ali Nazar	38	Chief Technology Officer
Tamra Browne	50	Chief Legal Officer
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

Executive Officers

Gary Beasley—Chairman, President and Chief Executive Officer.    Mr. Beasley has served as our President and Chief Executive Officer since March 2013, and the President and Chief Executive Officer of WREG since January 2013. Previously, he served as an advisory board member to WREG from March 2009 to December 2011, when he joined WREG as a Managing Director. Prior to joining WREG, Mr. Beasley served as both an operating executive and principal investor across a wide range of industries, including hospitality, real estate, consumer Internet and clean tech. As a partner at Geolo Capital, the private equity arm of the John A. Pritzker family, Mr. Beasley managed the firm’s acquisition of a controlling interest in boutique hotel chain Joie de Vivre Hospitality, or JDV, in mid-2010 and served as JDV’s Chief Executive Officer until JDV’s merger with Thompson Hotels in October 2011. Prior to joining Geolo Capital in the fall of 2009, Mr. Beasley served as Chief Executive Officer of GreenVolts, an award-winning solar technology start-up. Between 2001 and 2007, Mr. Beasley served as Chief Financial Officer of ZipRealty, where he led the Internet-based residential brokerage company through its national expansion and initial public offering before eventually being named its President. Prior to joining ZipRealty, Mr. Beasley spent six years with KSL Resorts, then a portfolio company of Kohlberg Kravis Roberts & Co. (now KKR & Co., L.P.) where he was instrumental in acquiring and integrating over $800 million of hotel and resort properties. Earlier in his career, Mr. Beasley worked for leading real estate industry firms LaSalle Partners and Security Capital Group. Mr. Beasley holds a B.A. in Economics from Northwestern University and an M.B.A. from Stanford Graduate School of Business.

Nina Tran—Chief Financial Officer.    Ms. Tran has served as Chief Financial Officer of us since our inception and of WREG since January 2013. Prior to joining WREG, Ms. Tran spent 17 years at Prologis (formerly AMB), a multinational NYSE-listed REIT. During her tenure at Prologis, Ms. Tran served as Senior Vice President, Chief Accounting Officer and, most recently, Chief Global Process Officer, where she helped lead the merger integration of AMB and Prologis. In her role as Chief Accounting Officer, Ms. Tran oversaw all aspects of global accounting operations, external reporting, including SEC filings and joint venture/fund reporting, internal audit and Sarbanes-Oxley Act compliance. Ms. Tran also served as Chief Financial Officer of AMB-IAT Air Cargo Fund, a publicly-traded Canadian REIT. Before joining AMB, Ms. Tran was a senior associate at PricewaterhouseCoopers LLP. Ms. Tran attended the University of California, Davis and California State University, Hayward, where she earned her B.A. in Business Administration, with a concentration in Accounting and Information Systems. She is also a graduate of the Stanford Executive Program for Women Leaders. Ms. Tran is a certified public accountant (inactive).

Scott Gable—Chief Operating Officer.    Mr. Gable has served as Chief Operating Officer of us since our inception and of WREG since September 2011. Mr. Gable is responsible for acquisitions, construction, leasing and property management operations. Mr. Gable brings over 24 years of hands-on operations, business management and planning experience to his role, having previously worked with small, mid-sized and large companies at all stages of development. Mr. Gable served as Chief Operating Officer for Hercules Technology Growth Capital from January 2010 to April 2011, and as head of bank operations for United Commercial Bank from March 2009 to January 2010. From December 2008 to October 2009, Mr. Gable served as Executive Vice President of the Home and Consumer Finance Group at Wells Fargo Bank, leading a team of 5,000 employees. Mr. Gable also served as a principal with Booz Allen Hamilton from September 1991 to September 1997 and as a consultant to the U.K. government on their mortgage rescue programs in 2009. Mr. Gable has built and led sales teams, developed new products and marketing programs and has extensive experience in applying technology solutions and process improvements to enable organizations to scale their growth. Mr. Gable holds a B.A. in International Relations from Stanford University and an M.B.A. from Harvard Business School.

Ali Nazar—Chief Technology Officer.    Mr. Nazar has served as Chief Technology Officer of us since our inception and of WREG since March 2011. Mr. Nazar joined WREG in March 2010 as Vice President of Technology. Mr. Nazar is responsible for the development of WREG’s business processes and information technology systems. Prior to joining WREG, Mr. Nazar was a co-founder of SalesTeamLive LLC, a marketing and technology services company that enables investors and agents to automate sourcing and purchasing of single-family real estate. Mr. Nazar built SalesTeamLive’s cloud-based platform, which is responsible for generating hundreds of thousands of targeted marketing leads that have led to thousands of transactions across a wide variety of real estate investment strategies. Before co-founding SalesTeamLive in 2004, Mr. Nazar spent six years at Digital Island, Inc. (now a subsidiary of Cable and Wireless plc), a provider of network services for globalizing Internet business applications. First as Engineering Development Manager and eventually as Director of Product Management, Mr. Nazar was instrumental in helping Digital Island complete its initial public offering in 1999 and navigating Digital Island’s rapid expansion to 2,000 employees and its acquisition by Cable and Wireless. Mr. Nazar holds a B.S. in Mathematics from U.C. Davis.

Tamra Browne—Chief Legal Officer.    Ms. Browne has served as Chief Legal Officer of us since our inception and of WREG since February 2013. Prior to joining WREG, Ms. Browne was Senior Vice President, General Counsel and Corporate Secretary of AMB before its merger with Prologis. Prior to her tenure at AMB, Ms. Browne was associate at Morrison & Foerster LLP from September 1994 to January 1999, providing counsel to clients in connection with public and private securities issuances, initial public offerings and mergers and acquisitions. Ms. Browne began her legal career at the law firm of Reid & Priest, where she worked on a variety of corporate finance matters. Ms. Browne holds a B.A. in Geology from Middlebury College and a J.D. from Stanford Law School. She serves on the board of Pets Unlimited, a non-profit organization.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified; instead, each of our directors is subject to re-election annually;

•

of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that         , or         %, of our directors satisfy the listing standards for independence of the NASDAQ Global Market and Rule 10A-3 under the Exchange Act;

•	we will have majority voting for directors;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we will have a lead independent director;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•

we do not have a stockholder rights plan and, in the future, we do not intend to adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we then submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

We expect our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. We expect our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Board Committees

Upon the completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NASDAQ Global Market, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

The following table summarizes the membership of each of our committees effective upon consummation of this offering:

Director	Audit	Compensation	Nominating & Corporate Governance

Audit Committee

Upon the completion of this offering, our audit committee will consist of three of our independent directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations. We expect that our board of directors will determine that each of the audit committee members is financially literate under the NASDAQ Global Market corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

has been designated as chair, and              and              have been appointed as members of the audit committee.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	evaluating the performance of our officers;

•	reviewing any compensation payable to our directors;

•	evaluating the performance of WREG;

•	reviewing the compensation and fees payable to WREG under the management agreement;

•	reviewing the compensation and fees payable to any affiliates of WREG or any other related party;

•	preparing compensation committee reports to be included in our annual proxy statement; and

•	administering the issuance of any common stock or other equity awards issued to executive officers or other employees of WREG or its affiliates who provide services to us.

has been designated as chair, and              and              have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors to fill vacancies on the board or at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NASDAQ Global Market corporate governance listing standards; and

•	overseeing the board of directors’ evaluation of management.

In identifying and recommending nominees for election as directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

has been designated as chair, and              and              have been appointed as members of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering and the formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Upon the completion of this offering, our board of directors will establish a code of business conduct and ethics. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NASDAQ Global Market regulations.

Director Compensation

We intend to approve and implement a compensation program for our directors who are not employees of our company or WREG, who we refer to as our non-employee directors, that we expect will consist of annual retainer fees and long-term equity awards. The material terms of the program, as currently contemplated, are described below. Any director who is also an employee of our company or WREG will not receive any compensation from us for services performed as a member of our board of directors.

Annual Compensation

Under the program, each non-employee director will be entitled to receive an annual retainer equal to $100,000, of which $40,000 will be payable in cash and the remainder will be granted as an award of restricted stock with a grant-date value equal to $60,000. The actual number of restricted shares subject to each award will be determined by reference to our closing per share price on the date of grant. These restricted stock awards will vest on the earlier to occur of (i) the date of the annual meeting of stockholders immediately following the grant date and (ii) the first anniversary of the grant date, subject in each case to continued service on our board of directors.

Our lead independent director will be entitled to receive an additional annual cash retainer of $15,000 and committee chairpersons will be entitled to receive the following additional annual cash retainers (as applicable):

•	Audit committee chair: $15,000

•	Compensation committee chair: $7,500

•	Nominating and corporate governance committee chair: $7,500

Annual cash retainers will be paid quarterly in arrears. Non-employee directors will also receive meeting fees to the extent that the board meets (whether telephonically or in-person) more than six times per calendar year, or to the extent that the audit committee, compensation committee or nominating and corporate governance committee meets (whether telephonically or in-person) more than twelve, six or six times per calendar year, respectively. In the event the number of board or committee meetings per calendar year exceeds the applicable thresholds, non-employee directors will receive meeting fees equal to $1,000 for each additional board or committee (as applicable) meeting attended.

IPO Awards

Under the program, each non-employee director will receive an award of restricted stock in connection with the completion of this offering with a grant-date value equal to $50,000. These awards will vest in full on the date of our first annual stockholders meeting following the completion of this offering, subject to continued service on our board of directors. The actual number of restricted shares subject to each award will be calculated by reference to the per share initial public offering price of our common stock.

Executive Officer Compensation

We are externally managed by WREG under the terms of the management agreement, pursuant to which WREG provides us with all of the personnel required to manage our operations, including our executive officers. Our executive officers are employees of WREG and receive compensation from WREG for services they provide to the company. WREG has historically made all decisions relating to the compensation of such officers based on factors it deemed appropriate. Except as specifically excluded from our reimbursement obligations under the management agreement, we directly or indirectly reimburse WREG for our allocable share of compensation paid to our executive officers. See “Our Manager and the Management Agreement” for a description of the terms of the management agreement, including the asset management fees payable to WREG thereunder and our reimbursement obligations to WREG.

We have not paid, and we do not currently intend to pay, any cash compensation to any of our executive officers, and we do not currently intend to adopt any policies with respect thereto. Since our formation, we have not paid any compensation to our executive officers and have not made any grants of plan-based awards, stock options or stock grants of any kind to them. We do not provide any of our executive officers with pension benefits or nonqualified deferred compensation plans. We do not have any employment agreements with any persons and are not obligated to make any payments to any of our executive officers upon termination of employment or a change in control of the company.

We intend to adopt the 2013 Incentive Award Plan, or the Plan, subject to stockholder approval prior to the completion of this offering. For additional information regarding the Plan, see the section entitled “2013 Incentive Award Plan” below. We expect to make grants of restricted stock pursuant to the Plan to certain of our executive officers upon the completion of this offering in the approximate dollar-denominated amounts listed below. The actual number of restricted shares subject to each award will be determined by reference to the per share initial public offering price of our common stock. We anticipate that the restricted stock grants awarded to our executive officers in connection with this offering will be subject to time-based vesting over a period of                     , subject to the executive’s continued service with us. We expect that the aggregated value of all restricted stock awards granted to executives and other service providers in connection with this offering will be approximately $            , including the following grants to our executives:

Executive	Approximate Restricted Stock Denominated Grant Value ($)
Gary Beasley
Nina Tran
Scott Gable
Ali Nazar
Tamra Browne

2013 Incentive Award Plan

Under the Plan, we may grant cash and equity incentive awards to eligible service providers, including service providers of WREG, in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, employees, consultants and directors of our operating partnership and employees, consultants and directors of WREG, our services company and our respective subsidiaries, as well as certain service providers, will be eligible to receive awards under the Plan. We expect that, upon adoption, the Plan will be administered by our board of directors but that following our initial public offering the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, the MGCL and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of             shares of our common stock and/or operating partnership LTIP units will be available for issuance under awards granted pursuant to the Plan, which shares and units may be authorized but unissued shares/units, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares/units subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares/units may not be used again for grant under the Plan: (1) shares/units tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. After the expiration of a transition period that may apply following the effective date of our initial public offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the Plan during any calendar year will be             and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $            .

Awards.    The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, RSUs, performance shares, other incentive awards, LTIP units, SARs, and cash awards. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards and LTIP units generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock, RSUs and Performance Shares.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Stock Payments, Other Incentive Awards, LTIP Units and Cash Awards.    Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. LTIP units are awards of units of our operating partnership intended to constitute “profits interests” within the meaning of the relevant IRS guidance, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.

•

Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the Plan unless and until such performance awards have vested.

Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees” (which should include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our board of directors are to be elected that occurs in 2017; (2) a material modification of the Plan; (3) an exhaustion of the share/unit supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and

(e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) leasing activity; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) financing and other capital raising transactions; (29) recruiting and maintaining personnel; (30) year-end cash; (31) acquisition activity; (32) investment sourcing activity; (33) customer service; and (34) marketing initiatives, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock and/or LTIP units, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share/unit limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares/units available under the Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board adopts the Plan.

Additional REIT Restrictions.    The Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us, if a director or executive officer is or is threatened to be made a party to, or witness in, any proceeding by reason of such director’s or executive officer’s status as a present or former director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of another enterprise that the director or executive officer served in such capacity at our request, to indemnify such director or executive officer, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.

In addition, except as described below, our directors and executive officers will not be entitled to indemnification pursuant to the indemnification agreement:

•	if the proceeding was one brought by us or on our behalf and the director or executive officer is adjudged to be liable to us;

•

if the director or executive officer is adjudged to be liable on the basis that personal benefit was improperly received in a proceeding charging improper personal benefit to the director or executive officer; or

•

in any proceeding brought by the director or executive officer other than to enforce his or her rights under the indemnification agreement, and then only to the extent provided by the agreement, and except as may be expressly provided in our charter, our bylaws, a resolution of our board of directors or of our stockholders entitled to vote generally in the election of directors or an agreement approved by our board of directors.

Notwithstanding the limitations on indemnification described above, on application by a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer (1) has met the standards of conduct set forth above or (2) has been adjudged liable for receipt of an “improper personal benefit”; however, our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or on behalf of our company or in which the officer or director was adjudged liable for receipt of an improper personal benefit. If the court determines the director or executive officer is so entitled to indemnification, the director or executive officer will also be entitled to recover from us the expenses of securing such indemnification.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or executive officer is or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of another entity that the director or executive officer served in such capacity at our request, and such director or executive officer is successful, on the merits or otherwise, as to one or more (even if less than all) claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including a requirement that such determination be made by independent counsel after a change of control of us.

Our charter permits us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party, or witness in, to the proceeding by reason of his or her service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, manager or managing member of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Generally, Maryland law permits a Maryland corporation to indemnify its present and former directors and officers except in instances where the person seeking indemnification acted in bad faith or with active and deliberate dishonesty, actually received an improper personal benefit in money, property or services or, in the case of a criminal proceeding, had reasonable cause to believe that his or her actions were unlawful. Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under the management agreement, WREG maintains a contractual as opposed to a fiduciary relationship with us, which limits WREG’s obligations to us to those specifically set forth in the management agreement. The ability of WREG and its officers and employees to engage in other business activities may reduce the time WREG spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the MGCL for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including officers who are employees of WREG, are subject only to general agency principles, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure. See “Our Manager and the Management Agreement.”

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement. See “The Operating Partnership and the Partnership Agreement.”

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We will be externally advised and administered by Waypoint Real Estate Group, LLC and Waypoint Homes, Inc., which we collectively refer to as WREG, under the terms of the management agreement. Both Waypoint Real Estate Group, LLC and Waypoint Homes, Inc. are wholly owned, direct subsidiaries of Waypoint Real Estate Group HoldCo, LLC. For additional information with respect to the ownership of WREG, see “—Ownership of WREG.” Pursuant to the terms of the management agreement, WREG provides us access to its senior management team, including officers and other support personnel. The executive offices of WREG are located at 1999 Harrison Street, Oakland, California, 94612, and the telephone number of WREG’s executive offices is (510) 250-2200.

Officers of WREG

The following sets forth certain information with respect to each of the executive officers and certain other officers of WREG who will be responsible for our operations:

Name	Age	Position
Executive Officers
Gary Beasley	47	Chairman, President and Chief Executive Officer
Nina Tran	44	Chief Financial Officer
Scott Gable	48	Chief Operating Officer
Ali Nazar	38	Chief Technology Officer
Tamra Browne	50	Chief Legal Officer

Other Senior Management
Bryan Bailey	40	Vice President, New Markets
Noël Bejarano	36	Vice President, Portfolio Development
John Farias	44	Vice President, Controller—Financial Reporting
Beth Haiken	50	Vice President, Corporate Citizenship & Communications
Elizabeth Holmes	35	Vice President, Private Capital
Maitri Johnson	47	Vice President, Property Management
Joe Maehler	32	Vice President, Acquisitions
Andrew Silverman	46	Regional Vice President, Western Region
Aaron Stevens	39	Vice President, Finance & Asset Management
Bob Yakominich	56	Vice President, Sales & Marketing
Charles Young	44	Regional Vice President, Eastern Region

Executive Officers

For the biographical information for the executive officers of WREG, see “Management—Our Directors, Director Nominees and Executive Officers.”

Other Senior Management

Set forth below is biographical information for certain other members of WREG’s senior management.

Bryan Bailey—Vice President of New Markets.    Mr. Bailey has served as Vice President of New Markets since October 2012. Mr. Bailey is responsible for market development operations in expansion markets across the United States. He joined WREG in May 2011 as Director of Due Diligence and was promoted to Director of New Market Development in February 2012. Mr. Bailey has over 15 years of experience in real estate finance, operations, relationship management and general investment management. Prior to joining WREG, Mr. Bailey was a Principal at Alliance Capital, LLC, a financial services firm, where he monitored all facets of daily operations from 2009 to 2011. Mr. Bailey also worked with Meritage Group LP, a 40-person investment advisory firm, from March 2008 to October 2008, and with CapitalSource Finance LLC, a real estate and mortgage lending company, from June 2006 to January 2008. Before starting his career in real estate, Mr. Bailey served as a Petty Officer in the U.S. Navy. Mr. Bailey holds a B.S. in Business Administration from the University of California, Berkeley and a M.B.A. from the University of Oxford.

Noël Bejarano—Vice President of Portfolio Development.    Mr. Bejarano has served as Vice President of Portfolio Development since July 2012. Mr. Bejarano is responsible for the composition of WREG’s national portfolio and ensuring that it meets both investor and internal underwriting requirements. He joined WREG in July 2010 to build and lead its acquisition efforts. Prior to joining WREG, Mr. Bejarano was Vice President of Ridgeback Partners, an investment management firm formed to pursue distressed residential opportunities, from June 2008 to June 2010, and Acquisitions Originator for Hearthstone, Inc., the largest institutional investment manager dedicated to the residential building industry, from May 2006 to May 2008. Before joining Hearthstone, Inc., Mr. Bejarano worked at Cherokee Investment Partners, a socially responsible real estate firm devoted to acquiring, remediating and returning environmentally impaired assets to productive use. Mr. Bejarano also worked in the investment management division of Goldman, Sachs & Co., and served eight years as an officer in the U.S. Army and National Guard. Mr. Bejarano holds a B.A. in Anthropology from Harvard College and earned an M.B.A. from the Haas School of Business at the University of California, Berkeley.

John Farias—Vice President, Controller—Financial Reporting.    Mr. Farias has served as Vice President, Controller—Financial Reporting of WREG since February 2013. Mr. Farias brings 17 years of real estate accounting and finance experience to his position. Prior to joining WREG, Mr. Farias was Vice President, Fund Operations for Prologis, Inc. (formerly AMB), where he oversaw and managed the processes and functions surrounding the global platform of fund operations and fund reporting. Mr. Farias joined the real estate investment banking group at Credit Suisse from June 2005 to February 2006 before rejoining AMB in July 2006 as Vice President, Portfolio Manager. Prior to joining AMB, Mr. Farias worked as an auditor for PricewaterhouseCoopers LLP. Mr. Farias holds a Bachelor of Commerce from the University of Toronto, Canada, an M.B.A. from the Haas School of Business at the University of California, Berkeley and is a former California Certified Public Accountant.

Beth Haiken—Vice President of Corporate Citizenship & Communications.    Ms. Haiken has served as Vice President of Corporate Citizenship & Communications since April 2012. Ms. Haiken leads WREG’s social responsibility initiatives and oversees WREG’s communications and human resources divisions. Prior to joining WREG, Ms. Haiken was Senior Vice President at Ogilvy Public Relations, a global public relations firm, from March 2008 to April 2012 and lead global communications at The PMI Group, Inc., a mortgage insurance and credit enhancement company, from February 2005 to March 2008. Ms. Haiken also taught American History at the University of British Columbia and the University of Tennessee. Ms. Haiken holds a B.A. in U.S. History from the University of California, Berkeley, a M.A. in U.S. History from Harvard University and a Ph.D. in U.S. History from the University of California, Berkeley.

Elizabeth Holmes—Vice President of Private Capital.    Ms. Holmes has served as Vice President of Private Capital since May 2013, and, from January 2011 to April 2013, she served as Vice President of Investor Relations. Ms. Holmes supports WREG’s fundraising, business development and financial strategy projects, manages communications and satisfies reporting requirements. From September 2009 to January 2011, Ms. Holmes was the Director of Operations for Wiel Capital Management, where she focused on financial and legal strategy for various private and family investments. She also served as Director of Corporate Development for Wiel Brien, LLC from July 2010 to January 2011, where she focused on equity and debt fundraising. Ms. Holmes also participated in Marcus & Millichap’s Venture Associates program, through which she earned an Associate position at Sovereign Investment Company, a real estate private equity investment and advisory firm. Before joining Marcus & Millichap Venture Associates, Ms. Holmes completed internships in both investment banking at Goldman, Sachs & Co. and corporate law at Jones Vargas LLP (now Fennemore Craig P.C.). Ms. Holmes graduated magna cum laude with a B.A. in Honors Psychology from Harvard College and earned a J.D./M.B.A. from the University of California, Los Angeles.

Maitri Johnson—Vice President of Property Management.    Ms. Johnson has served as Vice President of Property Management since March 2012. Ms. Johnson is responsible for the asset protection, leasing, financial fitness, resident relations and collections functions of WREG. Prior to joining WREG, Ms. Johnson spent 26 years in the multi-family homes industry and most recently served as Executive Vice President of Riverstone Residential Group, a leading national property management company. She has been actively involved with the National Multi Housing Council, or NMHC, National Apartment Association, or NAA, and National Apartment Association Education Institute, or NAAEI. She has served on the board of directors of the NMHC and NAA and has served as President of the NAAEI. Ms. Johnson holds a B.A. in Journalism from the University of London.

Joe Maehler—Vice President of Acquisitions.    Mr. Maehler joined WREG in February 2011 as the Regional Director for Southern California and he has served as Vice President of Acquisitions since July 2012. Mr. Maehler directs the acquisition and disposition efforts of WREG and is responsible for the identification, evaluation and execution of its investments. Prior to joining WREG, Mr. Maehler was Vice President at Buchanan Street Partners, a commercial real estate investment manager, where his work focused on complex debt and equity transactions in structured finance. Mr. Maehler brings over 10 years of real estate investment and management experience to WREG. Mr. Maehler is actively involved in the National Association of Industrial and Office Properties (NAIOP) Young Professionals Forum, which is a privately selected forum for promising real estate professionals. Mr. Maehler holds a B.S. in Managerial Economics from the University of California, Davis.

Andrew Silverman—Regional Vice President, Western Region.    Mr. Silverman has served as Regional Vice President, Western Region since March 2013. Mr. Silverman contributes more than 20 years of experience in real estate development and asset management, including project management, financing and strategic planning for a national portfolio of residential, commercial, and industrial properties. Prior to joining WREG, Mr. Silverman worked at ZETA Communities Inc., Community Builders Inc., Webvan Group Inc., and Constructa US, Inc. (now uv10 LLC), and he has completed $250 million in residential and mixed-use development, with a focus on sustainable communities. Mr. Silverman holds a B.S. in Mathematical Economics from Colgate University and is a licensed general contractor and real estate salesperson.

Aaron Stevens—Vice President of Finance & Asset Management.    Mr. Stevens has served as Vice President of Finance & Asset Management since January 2013. Mr. Stevens leads WREG’s real estate fund management team. Prior to joining WREG, Mt. Stevens co-founded The Acadian Group, a New York-based technology firm. Before Acadian, Mr. Stevens spent 11 years with Related Capital Company, a New York-based real estate investment firm, where he held positions in real estate development, acquisitions and capital management and managed the acquisition and structuring of more than 125 real estate transactions with a total value of $1.6 billion. Mr. Stevens holds a B.S. in English Literature and International Studies with honors and distinction from Iowa State University and a M.B.A. with honors from Columbia Business School.

Bob Yakominich—Vice President of Sales & Marketing.    Mr. Yakominich has served as Vice President of Sales & Marketing since November 2012. Prior to joining WREG, Mr. Yakominich was Senior Vice President of Sales with ZipRealty from August 2007 to January 2012. Before ZipRealty, Mr. Yakominich led sales at The Reiser Group, a provider of sales and marketing solutions in the home building industry. Mr. Yakominich served as Executive Vice President Sales for Citysearch.com as part of the leadership team that led the company’s initial public offering. Under Mr. Yakominich’s leadership, Citysearch expanded an online advertising model into the real estate space. Mr. Yakominich also spent 13 years of his career with American Express Company, where he served in a variety of direct sales and sales leadership roles, including Vice President/General Manager Western Region for the Corporate Services division. Mr. Yakominich holds a B.A. in Business Administration from Bernard Baruch College and a M.B.A. from the University of San Francisco.

Charles Young—Regional Vice President, Eastern Region.    Mr. Young has served as Regional Vice President, Eastern Region since February 2013. He joined WREG as Regional Director for Chicago in 2012. Mr. Young brings 17 years of real estate development, investment and management experience to his role. Prior to joining WREG, Mr. Young was Executive Vice President at Mesa Development, a national real estate developer, investor and service provider with a focus on complex mixed-use residential opportunities. Before Mesa, Mr. Young worked for Goldman, Sachs & Co. in their Real Estate Principal Investment Area (Whitehall) and Goldman’s Investment Banking Division, in Mergers and Acquisitions. Mr. Young also created and managed two entrepreneurial ventures. He co-founded and was a Managing Director of The Kaleidoscope Group, L.L.C., a strategic diversity and management consulting firm, and he managed K.G. Holdings, LLC, a real estate holding and management firm. Before starting his career in real estate and investment banking, Mr. Young spent several years as a professional football player in the National Football League and the World Football league. He is a member of Stanford University’s Athletic Board and a board member of SPARK, a non-profit organization that provides apprenticeships to middle school students from disadvantaged communities. Mr. Young holds a A.B. in Economics from Stanford University and a M.B.A. from Stanford University’s Graduate School of Business.

Management Agreement

Upon completion of this offering, we will enter into a management agreement with WREG pursuant to which it will provide for the day-to-day management of our properties and operations. The management agreement will require WREG to manage our business affairs in conformity with the investment policy and other policies that are approved and monitored by our board of directors. WREG’s role as manager will be under the supervision and direction of our board of directors.

WREG will be responsible for conducting all of our property acquisition activities and our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

•

serving as our consultant with respect to the periodic review of the investment policy and other parameters for our investments, financing activities and operations, which review shall occur no less often than annually, any modification to which will be approved by a majority of our independent directors;

•

identifying, investigating, analyzing and selecting possible investment opportunities and acquiring, financing, negotiating, monitoring, retaining, selling, restructuring or disposing of investments consistent with the investment policy;

•

with respect to prospective purchases, sales or exchanges of investments, conducting negotiations on our behalf with sellers, purchasers, directors, primary dealers, custodians and brokers and, if applicable, their respective agents and representatives;

•

negotiating and entering into, on our behalf, bank credit facilities, repurchase agreements, interest rate swap agreements, agreements relating to borrowings under programs established by the U.S. government and/or any agencies thereunder and other agreements and instruments required for us to conduct our business;

•

engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including investor relations and transfer agent and registrar services) as may be required relating to our operations or investments (or potential investments);

•	advising us on, preparing, negotiating and entering into, on our behalf, applications and agreements relating to programs established by the U.S. government and/or any agencies thereunder;

•

coordinating and managing operations of any joint venture or co-investment interests held by us and conducting all matters, including exercising any voting rights, with the joint venture or co-investment partners;

•

providing executive and administrative personnel, office space and office services required in rendering services to us, including, without limitation, office space for any persons who are employed directly by us or who are not simultaneously employed by WREG or its affiliates;

•

administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by WREG and our board of directors, including, without limitation, the services in respect of any equity incentive plan, the collection of revenue and the payment of our debts and obligations and maintenance of appropriate computer services to perform those administrative functions;

•

communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with those holders including website maintenance, logo design, analyst presentations, investor conferences and annual meeting arrangements;

•	counseling us in connection with policy decisions to be made by our board of directors;

•

evaluating and recommending to our board of directors hedging strategies and engaging in hedging activities on our behalf, consistent with those strategies as modified from time to time, while maintaining our qualification as a REIT and within our investment policy;

•

counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set forth in the Code and the Treasury Regulations, and using commercially reasonable efforts to cause us to qualify as a REIT for federal income tax purposes;

•	furnishing reports and statistical and economic research to us regarding our activities and services performed for us by WREG;

•

monitoring the operating performance of our investments and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to operating performance and budgeted or projected operating results;

•

investing and reinvesting our money and any securities we may own (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses and payment of dividends or distributions to our shareholders and partners);

•

causing us to retain qualified registered independent accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code and the Treasury Regulations applicable to REITs and, if applicable, taxable REIT subsidiaries, and to conduct quarterly compliance reviews with respect thereto;

•	assisting us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•

assisting us in complying with all regulatory requirements applicable to us with respect to our business activities, including preparing or causing to be prepared all financial statements that may be required under applicable regulations and contractual undertakings and, if and when applicable, all reports and documents, if any, required under the Exchange Act, the Securities Act, or by the NASDAQ Global Market (or other exchange on which our securities are listed);

•

assisting us in taking all necessary actions to enable us to make required tax filings and reports, including soliciting shareholders for all information required by the provisions of the Code and Treasury Regulations applicable to REITs;

•

handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with WREG or its affiliates), including supervising claims filed under any insurance policy, subject to any limitations or parameters that may be imposed from time to time by our board of directors;

•

using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary or within any budgeted parameters or expense guidelines set by our board of directors from time to time;

•

advising us with respect to and structuring long-term financing vehicles for our portfolio of assets and offering and selling securities publicly or privately in connection with any structured financing;

•

serving as our consultant with respect to decisions regarding any financings or borrowings undertaken by us, including (1) assisting us in developing criteria for debt and equity financing that are specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

•	providing us with portfolio management;

•

arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

•	forming, dissolving, reorganizing, restructuring or merging corporate entities with respect to any of the actions in this list;

•

performing any other services that may be required from time to time for the management of, and other activities relating to, our assets, business and operations as our board of directors reasonably requests or as WREG deems appropriate under the particular circumstances; and

•	using commercially reasonable efforts to cause us to comply with all applicable laws and regulations.

Liability and Indemnification

Pursuant to the management agreement, WREG will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. WREG maintains a contractual as opposed to a fiduciary relationship with us (however, to the extent that officers of WREG also serve as officers of our company, those officers will owe us duties under Maryland law in their capacity as officers of our company, which may include the duty to exercise reasonable care in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure). Under the terms of the management agreement, WREG and its officers, directors, shareholders and employees will not be liable to us, any subsidiary of ours, our directors, our shareholders or any subsidiary’s shareholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement. We have agreed to indemnify WREG and each of its officers, directors, shareholders and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement. WREG has agreed to indemnify us and each of our officers, directors, employees and agents from and against any claims or liabilities arising out of or in connection with acts of WREG constituting gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement or any claims by WREG’s employees relating to the terms and conditions of their employment by WREG. WREG will not be liable for trade errors that may result from ordinary negligence, such as errors in the investment decision making process (such as a transaction that was effected in violation of our investment policy). Notwithstanding the foregoing, WREG will carry errors and omissions and other customary insurance upon the completion of this offering.

If WREG or any of its officers, directors, shareholders or employees becomes involved in any suit, action, proceeding or investigation in connection with any matter arising out of or in connection with WREG’s duties under the management agreement, we will periodically reimburse that person for reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. However, prior to any advancement of expenses, that person must provide us with (i) an undertaking to promptly repay us if it is ultimately determined that person was not entitled to be indemnified as provided in the management agreement, and (ii) a written affirmation that that person in good faith believes that he or she has met the standard of conduct necessary for indemnification under the management agreement.

Any person entitled to indemnification under the management agreement must seek recovery under any insurance policies by which that person is covered and must obtain our written consent prior to entering into any compromise or settlement which would result in us having an obligation to indemnify that person. Any amounts actually recovered under any applicable insurance policies will offset any amounts that we owe pursuant to our indemnification obligations under the management agreement. If the amounts for which indemnification is sought arise out of the conduct of our business and affairs and also of any other person for which an indemnified party was then acting in a similar capacity, the amount of the indemnification to be provided by us may be limited to our proportionate share thereof if we so determine in good faith.

Management Team

Pursuant to the terms of the management agreement, WREG is required to provide us with our management team, including persons to serve in the roles of chief executive officer, chief operating officer, chief financial officer, chief legal officer, chief accounting officer, one or more executive vice presidents and such other officers as our board of directors may request from time to time, along with appropriate support personnel, to provide management services to us. None of the officers or employees of WREG will be dedicated exclusively to us. Members of our management team will be required to devote such time to our management as is necessary and appropriate, commensurate with our level of activity.

WREG is required to refrain from any action that, in its sole judgment made in good faith:

•	is not in compliance with our investment policy;

•	would adversely and materially affect our qualification as a REIT under the Code; or

•

would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter, bylaws or code of conduct or other compliance policies.

If WREG is ordered to take any action by our board of directors, WREG will promptly notify the board of directors if it is WREG’s judgment that such action would not be in compliance with our investment policy; would adversely and materially affect our qualification as a REIT under the Code; or would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter, bylaws or code of conduct or other compliance policies. WREG and its officers, directors, shareholders and employees will not be liable to us or any of our directors or shareholders for acts or omissions performed in accordance with and pursuant to the management agreement, except as provided in the management agreement.

Term and Termination

During the initial term and the automatic extension terms, we may terminate the management agreement at any time without the payment of any termination fee, with at least 30 days prior written notice from our board of directors in the case of, and only in the case of:

•	WREG’s gross negligence, bad faith, fraud or willful misconduct;

•	WREG’s continued material breach of the management agreement following a period of 30 days after written notice thereof;

•

the occurrence of certain events with respect to the bankruptcy or insolvency of WREG, including an order for relief in an involuntary bankruptcy case or WREG authorizing or filing a voluntary bankruptcy petition;

•	a change of control of WREG, as defined in the management agreement, if a majority of our independent directors reasonably determines that the change of control is materially detrimental to us;

•	WREG is convicted (including a plea of nolo contendere) of a felony; or

•	the dissolution of WREG.

If we terminate the management agreement prior to the end of the final extension term, we will be required to pay a termination fee equal to         .

WREG may not assign its rights and obligations under the management agreement (whether by merger, consolidation, operation of law or otherwise) without the consent of the board of directors, including a majority of the independent directors; provided, however, WREG may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any controlled affiliates of Waypoint Real Estate Group without the approval of our board of directors.

WREG may terminate the management agreement if we breach in any material respect or are otherwise unable to perform our obligations thereunder and the breach continues for a period of 30 days after written notice to us, WREG may terminate the management agreement upon 60 days’ written notice. We may not assign our rights or responsibilities under the management agreement without the prior written consent of WREG, except in the case of assignment to another REIT or other organization which is our successor, in which case the successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Management Fee

We will pay WREG a management fee in an amount equal to the lesser of (a)       % per year of our total undepreciated gross assets and (b)       % per year of our total common equity capital raised. For purposes of calculating the management fee, “undepreciated gross assets” is the book value of our total assets before deducting accumulated depreciation, all as determined in accordance with U.S. generally accepted accounting principles. The management fee is payable independent of the performance of our portfolio.

The management fee of WREG will be calculated within 30 days after the end of each month. We are obligated to pay the management fee in cash within ten business days after delivery to us of the written statement of WREG setting forth the computation of the management fee for that month.

Reimbursement of Expenses

We will be required to reimburse WREG for the expenses described below. Expense reimbursements to WREG are made in cash on a monthly basis following the end of each month. Our reimbursement obligation is not subject to any dollar limitation. Under the management agreement, WREG will provide us with accounting, tax, legal and administrative services. The cost of these employees will be paid by WREG, and we will pay the cost of third-party service providers, such as auditors, tax preparers and outside counsel.

We also pay all operating expenses, except those specifically required to be borne by WREG under the management agreement.

WREG will allocate expenses to us (including certain of WREG’s employee-related expenses) in accordance with WREG’s annual budget (as it may be revised and updated by WREG throughout the year on a quarterly basis) and, provided such allocation is made in compliance with its annual budget, we will pay such expenses. We will directly or indirectly reimburse WREG for our allocable share of compensation paid to its officers and employees, provided that WREG will be responsible for all cash compensation of our Chief Executive Officer and Chief Financial Officer.

Internalization of WREG

WREG has agreed that upon (a) the end of the initial term of the management agreement and (b) the end of each extension term of the management agreement or (c) when the common equity capital raised by us reaches $         billion, to present to us a proposal to acquire WREG and its affiliates related to our growth and management on the following terms:

•	the proposal will be made in consultation with our independent directors;

•

the proposal will be at a price equal to an amount no greater than the lesser of (i)         times WREG’s last-quarter-annualized earnings before interest, taxes, depreciation and amortization (adjusted for unusual, extraordinary and non-recurring charges and expenses) and (ii) a percentage of our common equity market capitalization based on the annualized total return on our common stock issued in this offering, or our total return, such that if the total return is less than       %, the cap is       % of our common equity market capitalization; if the total return is between       % and       %, the cap is       % of our common equity market capitalization; and if the total return is greater than       %, the cap is       % of our common equity market capitalization;

•

at our option, the consideration to be paid by us will be in the form of cash or shares of our common stock based on a per share price equal to the             -day trailing average price of our common stock; provided that (i) any common stock consideration will be subject to a lock-up agreement for 180 days, (ii) we will enter into a customary registration rights agreement with WREG and/or its equity investors providing for the registered resale of shares of common stock received as consideration and (iii) WREG will be entitled to receive a sufficient portion of the consideration in cash to pay, and, to the extent applicable, permit its beneficial owners to pay, any tax liability incurred in connection with the internalization transaction; and

•	WREG will deliver to us a certificate of WREG’s chief financial officer to the effect that WREG’s proposal complies with the terms described above.

Acceptance of such proposal will be conditioned upon:

•

receipt by us of a fairness opinion from an investment banking firm of national reputation to the effect that the consideration to be paid by us to WREG will be fair, from a financial point of view, to the holders of our common stock (other than WREG and its affiliates); and

•

approval by (i) a special committee comprised solely of independent directors of our board of directors and (ii) stockholders holding a majority of all the votes cast at a meeting of stockholders duly called and at which a quorum is present.

No assurances can be given that we will internalize WREG on the foregoing terms or at all.

Historical Performance of Programs Sponsored by WREG

The information presented in this section is an overview of the historical performance of real estate programs sponsored and managed by WREG through December 31, 2012. You should not assume that you will experience returns comparable to those experienced by investors in these programs. Your return on your investment in our common stock could be substantially lower than the returns achieved by investors in these programs. See “Risk Factors” for a discussion of risk factors relevant to an investment in our common stock.

Summary

During the period from January 2009 (inception of the first program) to December 31, 2012, WREG has sponsored and managed nine private funds, or legacy funds. Summary information regarding the legacy funds is set forth in the table below:

	Legacy Funds(1)
	DC Real Estate Fund II, LP	Wiel Brien Fund III, LP	Wiel Brien Fund IV, LP	Wiel Brien Fund IV A, LP	Wiel Brien SCFF Fund I, LP	Waypoint Fund I, LP	Waypoint Fund I-A, LP	Waypoint/ GI Venture, LLC	Waypoint Fund II-A, LP	Total
	(dollars in thousands)
Formation Date	2009	2010	2010	2011	2011	2011	2011	2012	2012
Number of Homes	92	178	171	97	74	152	116	2,004	235	3,119
Equity Committed	$7,000	$14,350	$14,805	$8,750	$6,375	$25,250	$19,540	$200,000	$30,000	$326,070
Debt Committed	$7,676	$16,388	$15,854	$8,268	$6,500	$—	$—	$245,000	$30,000	$329,686

Total Capitalization	$14,676	$30,738	$30,659	$17,018	$12,875	$25,250	$19,540	$445,000	$60,000	$655,756
Equity Deployment Percentage	100%	100%	100%	100%	100%	100%	100%	89%	66%	90%
Leverage Ratio	52%	53%	52%	49%	50%	0%	0%	55%	50%	50%

(1)	Does not include information for DC Real Estate Group, LLC, an entity that is wholly owned by an investor in WREG. The entity owns 16 homes and does not have a management agreement with WREG.

From inception through December 31, 2012, WREG’s legacy funds raised total gross offering proceeds of $326 million from a total of 235 investors and purchased 3,119 single-family homes with an aggregate total investment (including actual purchase price and transaction costs plus renovation costs) of $491 million. Information regarding the location and method of financing of the single-family homes purchased in the legacy funds is summarized below.

Market	Number of Homes
San Francisco Bay Area(1)	1,429
Sacramento, CA	147
Inland Empire, CA	930
Los Angeles, CA	180
Chicago, IL	156
Atlanta, GA	134
Phoenix, AZ	115
Central Florida(2)	14
South Florida	14

Total	3,119

Method of Financing	Number of Homes
All cash	268
Combination of cash and debt	2,851

Total	3,119

(1)	Includes the Oakland metro division and Vallejo MSA in California.
(2)	Includes Tampa and Orlando MSAs in Florida.

None of the above homes were in construction or newly constructed when purchased. The legacy funds have a long-term buy and hold investment strategy, although the funds have sold a small number of homes for various reasons over time. From inception through December 31, 2012, WREG sold 81, or approximately 2.5%, of the single-family homes in its legacy funds. These sales occurred primarily for the following reasons: (1) when it was determined that a particular property was not performing well as a rental home due to specifics of the home or location or (2) when it was determined that WREG wanted to reduce its investment exposure to certain submarkets due to changing market conditions or lack of operational scale in particular submarkets.

Operating Results of Legacy Funds

The following tables provide summary audited information related to the prior performance of the legacy funds sponsored and managed by WREG, including information for development homes and sold homes and stabilized homes.

Development homes. Prior to October 2012, WREG defined development homes to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, WREG defines development homes to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

Stabilized homes. Prior to October 2012, WREG defined stabilized homes to include homes from the date when a resident moved into the home. After October 2012, WREG defines stabilized homes to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

Historically, the legacy funds managed by WREG have experienced losses during the development period due to lack of revenue producing activity during the initial renovation and marketing phases of the homes. WREG’s strategy has been to purchase vacant, non-income producing homes at a discount to market value and replacement cost. In most instances, the homes are acquired without a lease in place to generate revenue but fixed and variable costs are incurred to manage activities in connection with the purchases, resulting in losses during the upfront development period. Positive income is not generated until homes are occupied and operating in the stabilized period. From inception through December 31, 2012, WREG’s legacy funds experienced, on average, 126 days from the date of home acquisition to move-in and 58 days from the date a home was “rent ready” to lease-up. During recessionary periods, some of the properties have lost residents as a result of bankruptcies, insolvencies or other financial difficulties, which has had a negative impact on net income. However, the revenues of the legacy funds have not declined significantly due to these factors.

By purchasing shares of our common stock in this offering, you will not acquire any ownership interest in any legacy funds to which the information in the tables relates, and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the legacy funds.

COMBINED ALL LEGACY FUNDS
										Homes Owned Greater Than Six Months (2)
	Year Ended December 31, 2010 (1)			Year Ended December 31, 2011			Year Ended December 31, 2012			Year Ended December 31,
	Development Homes & Profit (Loss) on Sold Homes (3)(4)	Stabilized Homes (5)	Total	Development Period Homes & Profit (Loss) on Sold Homes (3)(4)	Stabilized Homes (5)	Total	Development Homes & Profit (Loss) on Sold Homes (3)(4)	Stabilized Homes (5)	Total	2010		2011		2012
Rental revenue (5)	$—	$2,124,991	$2,124,991	$—	$7,002,389	$7,002,389	$433,477	$22,891,820	$23,325,297	$		$		$
Gross profit (loss) on sale of homes	428,358	—	428,358	139,715	—	139,715	335,671	—	335,671
Less:
Repairs and maintenance	513,097	119,696	632,793	91,357	642,053	733,410	1,582,171	2,691,351	4,273,522
Property management/leasing	406,533	119,072	525,605	632,664	424,774	1,057,438	2,795,002	1,445,624	4,240,626
Taxes and insurance	4,577	409,643	414,220	192,664	1,310,975	1,503,639	722,774	2,632,666	3,355,440
Other property expenses	886,608	132,056	1,018,664	1,125,240	553,497	1,678,737	2,411,146	1,699,798	4,110,944

Net operating income (loss)	(1,382,457)	1,344,524	(37,933)	(1,902,210)	4,071,090	2,168,880	(6,741,945)	14,422,381	7,680,436
Less:
Interest expense, net			1,008,295			2,208,079			5,892,355
Fund management fee			409,772			1,090,147			3,267,674
General and administrative expense			495,880			1,100,731			2,531,199
Depreciation and amortization			1,220,975			2,965,194			8,157,731
Other expenses (7)			49,707			99,122			1,090,431

Net income (loss)—GAAP basis			$(3,222,562)			$(5,294,393)			$(13,258,954)

Net cash provided by (used in) operating activities			$8,140,922			$(27,918)			$3,717,855
Net cash provided by (used in) investing activities			(45,507,843)			(84,477,765)			(370,338,241)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			41,640,407			90,396,768			376,381,091

Net change in cash and cash equivalents			$4,273,486			$5,891,085			$9,760,705
Cash distributions to partners			$1,058,085			$2,030,512			$4,173,537
NOI margin (7)		63.3%			58.1%			63.0%			%		%		%

(1)	Reflects only DC Real Estate Fund II, LP, Wiel Brien Fund III, LP and Wiel Brien Fund IV, LP.
(2)	Represents homes owned by the legacy funds for six months or more as of the end of the fiscal year presented.
(3)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(4)	Gross profit (loss) on sale of homes represent 51 homes, 13 homes and 17 homes sold in 2010, 2011, and 2012, respectively.
(5)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(6)	Rental revenue for stabilized homes is net of uncollectible rent expense of 2.7% in 2010, 2.6% in 2011 and 2.8% in 2012.
(7)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(8)	NOI margin for stabilized homes and homes owned greater than six months represents net operating income, excluding gross profit (loss) on sale of homes, divided by rental revenue.

DC REAL ESTATE FUND II, LP AND SUBSIDIARIES
	Year Ended December 31, 2010			Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$—	$1,432,944	$1,432,944	$—	$1,776,466	$1,776,466	$—	$1,914,975	$1,914,975
Gross profit (loss) on sale of homes	81,591	—	81,591	73,825	—	73,825	167,385	—	167,385
Less:
Repairs and maintenance	15,472	71,265	86,737	18,417	195,213	213,630	40	335,471	335,511
Property management/leasing	124,097	88,242	212,339	4,500	88,674	93,174	—	121,430	121,430
Taxes and insurance	—	154,611	154,611	—	238,599	238,599	—	203,106	203,106
Other property expenses	128,370	88,280	216,650	28,892	88,669	117,561	—	36,706	36,706

Net operating income (loss)	(186,348)	1,030,546	844,198	22,016	1,165,311	1,187,327	167,345	1,218,262	1,385,607
Less:
Interest expense, net			466,127			321,306			396,779
Fund management fee			140,000			139,418			137,411
General and administrative expense			163,576			91,452			63,379
Depreciation and amortization			699,111			706,970			653,047
Other expenses (4)			—			—			145,746

Net income (loss)—GAAP basis			$(624,616)			$(71,819)			$(10,755)

Net cash provided by (used in) operating activities			$2,223,969			$866,289			$1,018,703
Net cash provided by (used in) investing activities			(3,035,680)			(105,659)			(48,564)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			48,097			(696,189)			(775,851)

Net change in cash and cash equivalents			$(763,614)			$64,441			$194,288
Cash distributions to partners			$557,586			$606,381			$669,223
NOI margin (5)		71.9%			65.6%			63.6%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represent 11 homes, two homes and five homes sold in 2010, 2011, and 2012, respectively.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net income divided by rental revenue.

WIEL BRIEN FUND III, LP AND SUBSIDIARIES
	Year Ended December 31, 2010			Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$—	$680,588	$680,588	$—	$3,085,466	$3,085,466	$—	$3,369,781	$3,369,781
Gross profit (loss) on sale of homes	346,767	—	346,767	(82,050)	—	(82,050)	48,926	—	48,926
Less:
Repairs and maintenance	402,665	46,578	449,243	38,084	256,239	294,323	4,867	496,664	501,531
Property management/leasing	282,436	30,830	313,266	31,141	246,079	277,220	664	215,752	216,416
Taxes and insurance	—	250,797	250,797	94	467,712	467,806	(48)	394,041	393,993
Other property expenses	567,006	41,678	608,684	16,682	189,749	206,431	843	160,088	160,931

Net operating income (loss)	(905,340)	310,705	(594,635)	(168,051)	1,925,687	1,757,636	42,600	2,103,236	2,145,836
Less:
Interest expense, net			540,163			906,169			822,747
Fund management fee			242,440			287,000			286,540
General and administrative expense			220,974			112,980			40,303
Depreciation and amortization			515,037			1,251,987			1,271,466
Other expenses (4)			22,779			—			1,106

Net income (loss)—GAAP basis			$(2,136,028)			$(800,500)			$(276,326)

Net cash provided by (used in) operating activities			$6,217,211			$1,315,172			$1,070,440
Net cash provided by (used in) investing activities			(35,640,648)			(301,201)			(106,504)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			29,518,015			(781,189)			(689,718)

Net change in cash and cash equivalents			$94,578			$232,782			$274,218
Cash distributions to partners			$500,499			$945,770			$669,310
NOI margin (5)		45.7%			62.4%			62.4%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represent 40 homes, six homes, and four homes sold in 2010, 2011, and 2012, respectively.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WIEL BRIEN FUND IV, LP AND SUBSIDIARIES
	For the period from July 2, 2010 (inception) through the Year Ended December 31, 2010			Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$—	$11,459	$11,459	$—	$1,524,761	$1,524,761	$—	$3,342,093	$3,342,093
Gross profit (loss) on sale of homes	—	—	—	122,848	—	122,848	(21,871)	—	(21,871)
Less:
Repairs and maintenance	94,960	1,853	96,813	20,304	137,242	157,546	13,297	316,720	330,017
Property management/leasing	—	—	—	285,472	49,293	334,765	10,198	189,860	200,058
Taxes and insurance	4,577	4,235	8,812	13,087	421,787	434,874	3,627	356,679	360,306
Other property expenses	191,232	2,098	193,330	417,287	156,953	574,240	6,681	234,943	241,624

Net operating income (loss)	(290,769)	3,273	(287,496)	(613,302)	759,486	146,184	(55,674)	2,243,891	2,188,217
Less:
Interest expense, net			2,005			640,874			942,363
Fund management fee			27,332			325,798			296,100
General and administrative expense			111,330			310,091			61,511
Depreciation and amortization			6,827			727,927			1,042,805
Other expenses (4)			26,928			—			—

Net income (loss)—GAAP basis			$(461,918)			$(1,858,506)			$(154,562)

Net cash provided by (used in) operating activities			$(300,258)			$(120,755)			$1,204,718
Net cash provided by (used in) investing activities			(6,831,515)			(21,201,559)			(713,769)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			12,074,295			17,021,384			(499,845)

Net change in cash and cash equivalents			$4,942,522			$(4,300,930)			$(8,896)
Cash distributions to partners			$—			$444,871			$899,073
NOI margin (5)		28.6%			49.8%			67.1%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represent four homes sold in 2011 and two homes sold in 2012.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WIEL BRIEN FUND IV A, LP AND SUBSIDIARIES
	Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)	Stabilized Homes (2)	Total	Development Homes & Profit (Loss) on Sold Homes (1)	Stabilized Homes (2)	Total
Rental revenue	$—	$351,807	$351,807	$—	$1,875,141	$1,875,141
Gross profit (loss) on sale of homes	—	—	—	—	—	—
Less:
Repairs and maintenance	9,249	24,912	34,161	21,289	118,281	139,570
Property management/leasing	118,445	21,053	139,498	30,739	97,644	128,383
Taxes and insurance	29,206	113,803	143,009	9,097	226,952	236,049
Other property expenses	232,446	57,693	290,139	15,705	131,562	147,267

Net operating income (loss) (3)	(389,346)	134,346	(255,000)	(76,830)	1,300,702	1,223,872
Less:
Interest expense, net			252,125			482,877
Fund management fee			122,014			175,000
General and administrative expense			162,124			22,635
Depreciation and amortization			132,959			377,227
Other expenses			19,087			91,620

Net income (loss)—GAAP basis			$(943,309)			$74,513

Net cash provided by (used in) operating activities			$(542,782)			$608,822
Net cash provided by (used in) investing activities			(16,504,363)			61,209
Net cash provided by (used in) financing activities (net of cash distributions to partners)			17,860,433			(1,075,122)

Net change in cash and cash equivalents			$813,288			$(405,091)
Cash distributions to partners			$—			$362,767
NOI Margin (4)		38.2%			69.4%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(3)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(4)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WIEL BRIEN FUND SCFF FUND I, LP AND SUBSIDIARIES
	For the period from March 15, 2011 (inception) through the Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$—	$166,591	$166,591	$—	$1,182,864	$1,182,864
Gross profit (loss) on sale of homes	25,092	—	25,092	30,982	—	30,982
Less:
Repairs and maintenance	6,465	19,908	26,373	20,955	142,195	163,150
Property management/leasing	115,005	8,030	123,035	47,472	77,530	125,002
Taxes and insurance	20,578	39,231	59,809	10,772	159,727	170,499
Other property expenses	279,051	36,908	315,959	25,668	88,492	114,160

Net operating income (loss) (4)	(396,007)	62,514	(333,493)	(73,885)	714,920	641,035
Less:
Interest expense, net			87,605			384,280
Fund management fee			99,395			127,500
General and administrative expense			138,478			49,666
Depreciation and amortization			66,764			246,146
Other expenses			16,225			125,614

Net income (loss)—GAAP basis			$(741,960)			$(292,171)

Net cash provided by (used in) operating activities			$(603,801)			$433,878
Net cash provided by (used in) investing activities			(10,906,719)			(1,216,972)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			12,050,166			367,814

Net change in cash and cash equivalents			$539,646			$(415,280)
Cash distributions to partners			$33,490			$252,402
NOI margin (5)		37.5%			60.4%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represent one home in 2011 and one home sold in 2012.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WAYPOINT FUND I, LP AND SUBSIDIARIES
	For the period from July 22, 2011 (inception) through the Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)	Stabilized Homes (2)	Total	Development Homes & Profit (Loss) on Sold Homes (1)	Stabilized Homes (2)	Total
Rental revenue	$—	$97,298	$97,298	$—	$2,451,575	$2,451,575
Gross profit (loss) on sale of homes	—	—	—	—	—	—
Less:
Repairs and maintenance	(1,162)	8,539	7,377	47,059	219,979	267,038
Property management/leasing	48,915	11,645	60,560	118,728	153,564	272,292
Taxes and insurance	109,095	25,243	134,338	8,412	321,961	330,373
Other property expenses	121,409	21,819	143,228	87,095	171,999	259,094

Net operating income (loss) (3)	(278,257)	30,052	(248,205)	(261,294)	1,584,072	1,322,778
Less:
Interest expense, net			—			—
Fund management fee			108,783			252,500
General and administrative expense			251,453			85,211
Depreciation and amortization			75,717			505,496
Other expenses			50,000			—

Net income (loss)—GAAP basis			$(734,158)			$479,571

Net cash provided by (used in) operating activities			$(577,189)			$1,261,060
Net cash provided by (used in) investing activities			(23,093,750)			(1,541,165)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			25,357,103			(1,084,403)

Net change in cash and cash equivalents			$1,686,164			$(1,364,508)
Cash distributions to partners			$—			$946,221
NOI margin (4)		30.9%			64.6%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(3)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(4)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WAYPOINT FUND I-A, LP AND SUBSIDIARIES
	For the period from November 4, 2011 (inception) through the Year Ended December 31, 2011			Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)	Stabilized Homes (2)	Total	Development Homes & Profit (Loss) on Sold Homes (1)(3)	Stabilized Homes (2)	Total
Rental revenue	$—	$—	$—	$—	$1,696,869	$1,696,869
Gross profit (loss) on sale of homes	—	—	—	45,113	—	45,113
Less:
Repairs and maintenance	—	—	—	49,666	177,711	227,377
Property management/leasing	29,186	—	29,186	146,663	100,654	247,317
Taxes and insurance	20,604	4,600	25,204	27,116	197,209	224,325
Other property expenses	29,473	1,706	31,179	137,207	102,215	239,422

Net operating income (loss)	(79,263)	(6,306)	(85,569)	(315,539)	1,119,080	803,541
Less:
Interest expense, net			—			—
Fund management fee			7,739			211,216
General and administrative expense			34,153			91,940
Depreciation and amortization			2,870			360,295
Other expenses (4)			13,810			4,477

Net income (loss)—GAAP basis			$(144,141)			$135,613

Net cash provided by (used in) operating activities			$(364,852)			$1,342,305
Net cash provided by (used in) investing activities			(12,364,514)			(7,109,633)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			19,585,060			(411,210)

Net change in cash and cash equivalents			$6,855,694			$(6,178,538)
Cash distributions to partners			$—			$374,541
NOI margin (5)		N/A			65.9%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(3)	Gross profit (loss) on sale of homes represents two homes sold in 2012.
(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WAYPOINT/GI VENTURE, LLC AND SUBSIDIARIES
	Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$382,934	$6,983,786	$7,366,720
Gross profit (loss) on sale of homes	39,962	—	39,962
Less:
Repairs and maintenance	1,358,074	875,365	2,233,439
Property management/leasing	2,255,694	484,477	2,740,171
Taxes and insurance	621,255	751,811	1,373,066
Other property expenses	1,985,884	754,770	2,740,654

Net operating income (loss) (4)	(5,798,011)	4,117,363	(1,680,648)
Less:
Interest expense, net			2,783,358
Fund management fee			1,672,800
General and administrative expense			1,883,772
Depreciation and amortization			3,466,331
Other expenses			721,868

Net income (loss)—GAAP basis			$(12,208,777)

Net cash provided by (used in) operating activities			$(3,189,341)
Net cash provided by (used in) investing activities			(323,347,041)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			342,041,659

Net change in cash and cash equivalents			$15,505,277
Cash distributions to partners			$—
NOI margin (5)		59.0%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represents two homes sold in 2012.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

WAYPOINT FUND II-A, LP AND SUBSIDIARIES
	For the period from August 21, 2012 (inception) through the Year Ended December 31, 2012
	Development Homes & Profit (Loss) on Sold Homes (1)(2)	Stabilized Homes (3)	Total
Rental revenue	$50,543	$74,736	$125,279
Gross profit (loss) on sale of homes	25,174	—	25,174
Less:
Repairs and maintenance	66,924	8,965	75,889
Property management/leasing	184,844	4,713	189,557
Taxes and insurance	42,543	21,180	63,723
Other property expenses	152,063	19,023	171,086

Net operating income (loss) (4)	(370,657)	20,855	(349,802)
Less:
Interest expense, net			79,951
Fund management fee			108,607
General and administrative expense			232,782
Depreciation and amortization			234,918
Other expenses			—

Net income (loss)—GAAP basis			$(1,006,060)

Net cash provided by (used in) operating activities			$(32,730)
Net cash provided by (used in) investing activities			(36,315,802)
Net cash provided by (used in) financing activities (net of cash distributions to partners)			38,507,767

Net change in cash and cash equivalents			$2,159,235
Cash distributions to partners			$—
NOI margin (5)		27.9%

(1)

Prior to October 2012, development homes were defined to include homes from the date of acquisition to the date when a resident moved into the home. After October 2012, development homes are defined to include homes from the date of acquisition to the last day of the month prior to the first full month of occupancy.

(2)	Gross profit (loss) on sale of homes represents one home sold in 2012.
(3)

Prior to October 2012, stabilized homes were defined to include homes from the date when a resident moved into the home. After October 2012, stabilized homes are defined to include homes from the first day of the first full month of occupancy. Homes are considered stabilized even after subsequent resident turnover.

(4)	Other expenses primarily include the write-off of loan fees, line of credit costs and financing costs.
(5)	NOI margin for stabilized homes represents net operating income divided by rental revenue.

Ownership of WREG

Waypoint Real Estate Group, LLC and Waypoint Homes, Inc., which we collectively refer to as WREG, are wholly owned, direct subsidiaries of WREG Holdco. The capitalization of WREG Holdco consists of units of limited liability company interest represented by Class A1 preferred units, Class A preferred units and Class B profits interest units. The Class A1 preferred units, which represent approximately 24% of the interests of WREG, are owned by GI Partners Fund III, L.P., a Delaware limited partnership, GI Waypoint UBTI Blocker Fund III-A, Inc., a Delaware corporation, and GI Waypoint ECI Blocker Fund III-B, Inc., a Delaware corporation, each of which is an affiliate of GI Partners. The Class A preferred units, which represent approximately 33% of the interests of WREG, are owned by Wiel Brien, LLC, a Delaware limited liability company that is 50% owned by Colin Wiel and 50% owned by Doug Brien. The Class B profit interest units, which represent approximately 43% of the interests of WREG, are owned by various investors, including Messrs. Wiel and Brien, who each owns approximately 9% of the Class B profits interest units (or approximately 4% of the interests of WREG Holdco), and certain of our executive officers and employees, including Gary Beasley, Scott Gable, Ali Nazar and Nina Tran, who own approximately 13%, 8%, 8% and 3% of the Class B profits interest units (or approximately 5%, 4%, 4% and 1% of the interests in WREG Holdco), respectively.

WREG Holdco is managed by a board of managers consisting of four members, one of whom is designated by GI Partners and three of whom are elected by Wiel Brien, LLC, as the majority holder of the Class A preferred units. With limited exceptions, the decisions of the board of managers are made by majority vote of its members. The board of managers is currently comprised of Richard Magnuson, who was designated by GI Partners, and Messrs. Wiel, Brien and Beasley, who were elected by Wiel Brien, LLC, as the majority holder of the Class A preferred units. WREG has advised us that Messrs. Wiel and Brien will principally focus their time and efforts on managing WREG’s legacy funds and that they will not have an active role in the management of our company. Messrs. Wiel and Brien are not officers of WREG.

STRUCTURE AND FORMATION OF OUR COMPANY

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in the formation transactions described below. All monetary amounts are based on the proposed initial public offering price per share set forth on the cover page of this prospectus:

•

Waypoint Homes Realty Trust, Inc. was formed as a Maryland corporation on March 18, 2013. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. For more information related to the consequences of this election, please see “Federal Income Tax Considerations.”

•

In April 2013, WLLC, the entity that will become our operating partnership, completed a private placement for $35 million of equity capital from investors, including GI Partners and certain employees and officers of WREG, and closed a $65 million bridge facility. In May 2013, WLLC completed a follow-on private placement for approximately $10.5 million of equity capital from investors (and received subscription commitments for an additional $20 million of equity capital from investors that will be funded on or prior to May 30, 2013) and closed an amendment to the bridge facility, increasing the borrowing capacity to $97.5 million. We refer to these transactions collectively as the initial financing.

•	We expect $ of the initial financing to have been invested by 2013, representing the acquisition and estimated renovation costs of more than homes. See “—Acquisition of Our Initial Portfolio.”

•

WLLC will convert into a Delaware limited partnership, be renamed Waypoint Homes Realty Trust, L.P. and become our operating partnership, and we will become the general partner of our operating partnership.

•	The equity investors in the initial financing, which include certain executives and employees of WREG and others not affiliated with WREG, will be issued common units.

•

The equity investors in the April 2013 phase of our initial financing will be issued                    warrants exercisable for a total of                    shares of our common stock at an exercise price that is 20% greater than the initial public offering price, or $                   per share, assuming an initial public offering price of $                 per share (based on the midpoint of the price range set forth on the front cover of this prospectus). We estimate the fair value of each warrant for financial accounting purposes to be approximately $                , using the Black-Scholes options pricing formula.

•

We will sell                  shares of our common stock in this offering,                  additional shares if the underwriters exercise their option to purchase additional shares in full and                  shares in the concurrent private placement. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units.

•

We expect our operating partnership to use substantially all of the net proceeds received by us to acquire and renovate single-family homes in accordance with our business and growth strategies described in this prospectus, to repay the bridge facility and for general business purposes, including the payment of fees and expense reimbursement to WREG. See “Use of Proceeds.”

•	We will enter into the management agreement with WREG.

Following the completion of this offering, the concurrent private placement and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through our operating partnership. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “The Operating Partnership and the Partnership Agreement.”

Concurrent Private Placement

Concurrently with the completion of this offering, certain investors in our initial financing will purchase                  shares of our common stock in a private placement at a price per share equal to the initial public offering price less the underwriting discount, resulting in us receiving the same net proceeds from the sale of such shares as we would have received if they were sold in this offering. We will contribute the proceeds to our operating partnership in exchange for common units.

Acquisition of Our Initial Portfolio

Following the completion of the April 2013 financing, WLLC began acquiring single-family homes for cash and, as of May 10, 2013, has acquired 422 homes and is under contract to acquire an additional 222 homes. These acquisitions were or will be made through the following wholly owned subsidiaries of WLLC: Akran LLC, a Delaware limited liability company formed to acquire homes in Arizona; Craige LLC, a Delaware limited liability company formed to acquire homes in California; Inchard LLC, a Delaware limited liability company formed to acquire homes in Illinois; Fellcroft LLC, a Delaware limited liability company formed to acquire homes in Florida; Gleshan LLC, a Delaware limited liability company formed to acquire homes in Georgia; Naver LLC, a Delaware limited liability company formed to acquire homes in Nevada; and Tromlee LLC, a Delaware limited liability company formed to acquire homes in Texas. As discussed above, immediately prior to the completion of this offering, WLLC will convert into a Delaware limited partnership, be renamed Waypoint Homes Realty Trust, L.P. and become our operating partnership, and we will become the general partner of our operating partnership.

Compensation and Other Benefits to Related Parties

In connection with this offering and the formation transactions, certain of our directors, director nominees and executive officers and WREG, and its executive officers, employees and affiliates, will receive material benefits described in “Certain Relationships and Related Transactions.” All amounts are based on the mid-point of the price range set forth on the cover page of this prospectus.

See “Our Manager and the Management Agreement” for more information about the management agreement and the costs and expenses under the management agreement and see “Management—2013 Incentive Award Plan” for more information about stock-based compensation.

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us as directors and executive officers.

Consequences of this Offering, the Concurrent Private Placement and the Formation Transactions

The following diagram depicts our expected ownership structure upon completion of this offering (assuming no exercise by the underwriters of their option to purchase additional shares):

(1)	Includes shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with the completion of this offering. Excludes (i) shares of our common stock available for future issuance under our Equity Incentive Award Plan, (ii) shares of our common stock that may be issued, at our option, upon exchange of common units that will be issued in the formation transactions to certain employees and executive officers of WREG who were equity investors in the initial financing and (iii) shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $ per share that will be issued in the formation transactions to certain employees and executive officers of WREG.
(2)	Includes common units that will be issued in the formation transactions to certain employees and executive officers of WREG who were equity investors in the initial financing.
(3)	Includes shares of our common stock that will be issued in the formation transactions and shares of our common stock that will be issued in the concurrent private placement to certain equity investors in the initial financing. Excludes (i) shares of our common stock that may be issued, at our option, upon exchange of common units that will be issued in the formation transactions to certain equity investors in the initial financing and (ii) shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $ per share that will be issued in the formation transactions to certain equity investors in the initial financing.
(4)	Includes common units that will be issued in the formation transactions to certain equity investors in the initial financing.
(5)	Waypoint Real Estate Group, LLC and Waypoint Homes, Inc. are wholly owned, direct subsidiaries of WREG Holdco. The interests in WREG Holdco are beneficially owned by affiliates of GI Partners (approximately 24%), Colin Wiel (approximately 20%), Doug Brien (approximately 20%) and certain other investors (approximately 36%), including certain of our executive officers and employees. See “Our Manager and the Management Agreement—Ownership of WREG.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between Citigroup Capital Markets Inc. and Jefferies LLC and us. In determining the initial public offering price of our common stock, Citigroup Capital Markets Inc. and Jefferies LLC will consider, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our growth prospects, the current market valuations and financial performance of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of shares of our common stock and common units following the completion of this offering and the concurrent private placement with respect to:

•	each of our directors and director nominees;

•	each of our executive officers;

•	each person who will be the beneficial owner of 5% or more of the outstanding shares of common stock and common units or the outstanding shares of our common stock; and

•	all directors, director nominees and executive officers as a group.

Beneficial ownership of shares of common stock and common units is determined under rules of the SEC and generally includes any shares of common stock and common units over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock and common units shown as beneficially owned by them. Shares of common stock and common units that a person has the right to acquire within 60 days of the date of this prospectus, including pursuant to the warrants, are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares of common stock and common units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

We currently have outstanding 1,000 shares of common stock, which are owned by Gary Beasley, our President and Chief Executive Officer. Upon completion of this offering and the concurrent private placement, we will repurchase all of these shares from Mr. Beasley at his aggregate cost of $1,000.

Unless otherwise indicated, all shares are owned directly. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 1999 Harrison Street, Oakland, California, 94612.

	Common Stock			Common Stock and Common Units
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares(1)		Number of Shares and Units Beneficially Owned	Percentage of All Shares and Units(2)
5% Stockholders:
			%			%
			%			%
			%			%

Directors, Director Nominees and Executive Officers:
Gary Beasley(3)			%			%
Nina Tran(4)			%			%
Scott Gable(5)			%			%
Ali Nazar(6)			%			%
Tamra Browne(7)			%			%
			%			%
			%			%
			%			%
			%			%
			%			%
			%			%
All directors, director nominees and executive officers as a group ( persons)			%			%

*	Represents less than 1% of the common shares outstanding upon the closing of this offering.
(1)

Assumes                    shares of common stock will be outstanding immediately upon the completion of this offering and the formation transactions, including                    shares of common stock to be issued in this offering,                    shares of common stock to be issued in the formation transactions and                    shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with this offering. Excludes                    shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $                   per share that will be issued in the formation transactions.

(2)

Assumes                    shares of common stock and common units will be outstanding immediately upon the completion of this offering and the formation transactions, comprised of (i)                    shares of common stock, including                    shares of common stock to be issued in the formation transactions,                    shares of common stock to be issued in this offering and                    shares of restricted stock to be granted to our directors, director nominees and executive officers and certain employees of WREG concurrently with this offering, and (ii)                    common units, including                    common units to be issued in the formation transactions. Excludes                    shares of our common stock that may be issued upon the exercise of warrants at an exercise price of $                   per share that will be issued in the formation transactions.

(3)	Includes common units, shares of restricted stock and warrants for shares of common stock exercisable at an exercise price of $ per share.
(4)	Includes common units, shares of restricted stock and warrants for shares of common stock exercisable at an exercise price of $ per share.
(5)	Includes common units, shares of restricted stock and warrants for shares of common stock exercisable at an exercise price of $ per share.
(6)	Includes common units, shares of restricted stock and warrants for shares of common stock exercisable at an exercise price of $ per share.
(7)	Includes common units, shares of restricted stock and warrants for shares of common stock exercisable at an exercise price of $ per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Manager

Our executive officers collectively own a 14% interest in WREG Holdco, the parent of WREG.

Management Agreement

In connection with the initial financing, WLLC entered into a management agreement with WREG pursuant to which WREG acquired and managed the homes that will become our initial portfolio. This entity has paid WREG an aggregate fee of $                   in connection with these services through the date of this prospectus. Upon the completion of this offering, we will enter into a new management agreement with WREG. Under the management agreement, WREG will implement our business strategy and administer our business activities and day-to-day operations, subject to oversight by our board of directors. WREG will be responsible for, among other things, deal sourcing, property underwriting, acquisitions, asset protection, renovations, marketing and leasing, repairs and maintenance, portfolio reporting and property management of our single-family homes. The management agreement provides us with access to WREG’s personnel and its experience in real estate, capital markets, credit analysis, debt structuring and risk and asset management, as well as assistance with corporate operations, legal, tax, accounting investor relations, compliance functions and certain other functions.

See “Our Manager and the Management Agreement” for the fees and expense reimbursements that we will pay to WREG (or persons affiliated with or related to WREG, including certain of its executive officers and other employees) pursuant to the management agreement.

Formation Transaction Consideration

Concurrently with the completion of this offering, we will enter into a partnership agreement with the various persons receiving common units in the formation transactions, including certain of our executive officers. As a result, these persons will become limited partners of our operating partnership. See “The Operating Partnership and the Partnership Agreement.” Upon completion of this offering, the concurrent private placement and the formation transactions, our directors and executive officers will own                   % of the outstanding common units and                   % of our outstanding common stock (                  % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional                    shares of our common stock in full). In addition, we will issue                    warrants to purchase shares of our common stock at an exercise price that is 20% greater than the initial public offering price, or $                   per share, assuming an initial public offering price of $                   per share (based on the midpoint of the price range set forth on the front cover of this prospectus) to equity investors in the April 2013 phase of the initial financing, including certain of our executive officers. We estimate the fair value of each warrant for financial accounting purposes to be approximately $                  , using the Black-Scholes options pricing formula.

Partnership Agreement

Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of such limited partners will have the right, after the completion of this offering, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

WLLC Bridge Notes

From March 5, 2013 through April 3, 2013, WLLC borrowed $5.0 million from Waypoint/GI Venture, LLC, an affiliate of GI Partners, and $600,000 from WREG through issuing short-term, non-interest bearing bridge notes. The proceeds of the bridge notes were used to acquire single-family homes and to fund related earnest money deposits prior to obtaining funds from the initial financing. On April 4, 2013 and April 5, 2013, WLLC repaid in full all amounts owed under the bridge notes to Waypoint/GI Venture, LLC and WREG, respectively, with proceeds of the initial financing.

Other Transactions

On March 21, 2013, we issued 1,000 shares of our common stock to our President and Chief Executive officer, Gary Beasley, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. We will use $1,000 of the net proceeds from this offering to repurchase these shares.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment guidelines and other policies. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. We intend to notify our stockholders of significant changes to our investment guidelines or other major policies that may affect them consistent with our reporting obligations under the Exchange Act.

Investment Guidelines

Our board of directors is expected to adopt the following investment guidelines, which may be modified by our board of directors without the approval of our stockholders:

•	no investment will be made that would cause us or any of our subsidiaries to fail to qualify as a REIT for U.S. federal income tax purposes;

•	no investment will be made that would cause us to be required to register as an investment company under the Investment Company Act of 1940;

•

our investments will be predominantly (a) single-family homes and investments that are directly related to the acquisition, maintenance, ownership and leasing thereof, provided that bulk or alternative source purchases of assets that are within this guideline may include other assets to the extent the purchase of such other assets is necessary in order to effect such bulk or alternative source purchases; and (b) up to 5% of the company’s assets may consist of other investments; and

•

until appropriate investments can be identified, we may invest available cash in interest-bearing and short-term investments that are consistent with (i) our intention to qualify as a REIT and (ii) our and our subsidiaries’ exemption from “investment company” status under the Investment Company Act of 1940.

Use of Leverage

We may use leverage to increase potential returns to our stockholders in the future. Our decision to use leverage will be based on WREG’s prudent assessment of a variety of factors, including the anticipated liquidity and price volatility of the assets in our investment portfolio, the cash flow generation capability of assets, the availability of credit on favorable terms, any prepayment penalties and restrictions on refinancing, the credit quality of our assets and our outlook for borrowing costs relative to the unlevered yields on our assets. Our decision to use leverage will not be subject to the approval of our stockholders. We are not restricted by our governing documents in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future.

Policies with Respect to Certain Other Activities

We intend to raise additional funds through future offerings of equity or debt securities or the retention of cash flow (subject to REIT distribution requirements) or a combination of these methods. In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

We have not made any loans to third parties, although we may make loans to third parties, including to joint ventures in which we participate.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accountants and file quarterly reports with the SEC containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Our board of directors may change any of these policies without prior notice to you or a vote of our stockholders.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our shares of capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to                   shares of common stock, par value $0.01 per share, or common stock, and up to                    shares of preferred stock, par value $0.01 per share, or preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of this offering, the concurrent private placement and the formation transactions,                    shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered in this offering, when issued in exchange for the consideration therefor, will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors is required to remove a director (and such removal must be for cause) and the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares into one or more classes or series of preferred stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any class or series of preferred stock we may issue in the future or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through application of certain attribution rules by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.” Under our charter, the term “person” shall mean an individual, corporation, partnership, limited liability company, estate, trust, association, joint stock company, government, government subdivision, agency or instrumentality or other entity and also includes a group as that term is used for purposes of Rule 13d-5(6) or Section 13(d)(3) of the Exchange Act.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby violate the applicable ownership limit.

Our board of directors, in its sole and absolute discretion, prospectively or retroactively, may exempt a person from either or both of the ownership limits if doing so would not result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT and our board of directors determines that:

•	such exemption will not cause any individual to actually or beneficially own more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock; and

•

subject to certain exceptions, the person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and representations and undertakings from the person seeking the exemption or excepted holder limit in order to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if, among other limitations, the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or could otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•

any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any such gross income requirements imposed on REITs); and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the completion of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Our charter provides that if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the prohibited owner will have no rights in shares of our stock held by the trustee. Our charter provides that the automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then our charter provides that the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect and the intended transferee will acquire no rights in the shares. Our charter provides that if any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the last reported sale price on the date we accept, or our designee accepts, such offer. In the event that we, or our designee, purchase the shares we must reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, our charter provides that the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

Our charter provides that if we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to our discovery that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then our charter provides that such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole discretion:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, the concurrent private placement and the formation transactions, we will have outstanding          shares of our common stock (         shares if the underwriters exercise their option to purchase additional shares of our common stock in full), excluding          shares of restricted common stock intended to be granted to our directors, director nominees and executive officers and certain employees of WREG pursuant to the 2013 Incentive Award Plan,          shares of our common stock that may be issued upon the exchange of common units issued in the formation transactions and          shares of our common stock that may be issued upon the exercise of warrants issued in the formation transactions at an exercise price of $         per share.

Of these shares, the          shares sold in this offering (         shares if the underwriters exercise their option to purchase additional shares of our common stock in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining          shares of common stock to be issued in the formation transactions and the concurrent private placement will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

In addition, upon completion of this offering, the concurrent private placement and the formation transactions,          shares of our common stock will be reserved for issuance upon exchange of common units in our operating partnership and          shares/units will be available for future issuance under the 2013 Incentive Award Plan, excluding          shares of restricted common we will grant to our directors, director nominees and executive officers and certain employees of WREG pursuant to the 2013 Incentive Award Plan.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NASDAQ Global Market is expected to commence immediately following the completion of this offering. We can provide no assurance as to: (1) the likelihood that an active market for our shares of common stock will develop; (2) the liquidity of any such market; (3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units in our operating partnership that may be issued in the future and tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Our Common Stock.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B), if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows: (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

•

1.0% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately              shares immediately after this offering and the concurrent private placement (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full);

•

the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of              common units to equity investors in the initial financing transactions. Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which such person first became a holder of common units (or immediately in the case of equity investors in the initial financing who receive common units in connection with the formation transactions), limited partners of our operating partnership and certain qualifying assignees of a limited partner will have the right to require our operating partnership to redeem part or all of their common units for cash or, at our election, exchange their common units for shares of our common stock (except in the case of equity investors in the initial financing receiving common units in connection with the formation transactions, who, during the first year after completion of this offering, will only have the right to exchange their common units for shares of our common stock), based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” These shares are “restricted securities” as defined in Rule 144 and do not have registration rights. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described above.

Warrants

In connection with the formation transactions, we will issue to the equity investors in the April 2013 phase of the initial financing transactions, including certain executives and employees of WREG, warrants to purchase an aggregate of              shares of our common stock. These warrants are exercisable for a period of three years following completion of this offering, at an exercise price of $             per share, subject to adjustment for stock splits, stock distributions and other capital changes. Each warrant includes a cashless exercise provision that permits the warrant holder to elect to exercise the warrant without paying the cash exercise price and receive a number of shares determined by multiplying (i) the number of shares for which the warrant is being exercised by (ii) the difference between the market price of our common stock as of the trading day immediately preceding the date that the notice of exercise is received by us and the exercise price then in effect, and dividing such product by the market price of our common stock as of the trading day immediately preceding the date that the notice of exercise is received by us. The holders of these securities do not have registration rights with respect to the underlying shares of common stock. Shares of common stock issued upon any exercise of the warrants will not be registered under the Securities Act and will only be able to be resold pursuant to Rule 144 under the Securities Act or another available exemption. See “—Rule 144” above.

2013 Incentive Award Plan

We intend to adopt the Plan prior to the completion of this offering pursuant to which we may grant equity incentive awards to our directors, director nominees and executive officers and eligible WREG service providers. We have initially reserved                    shares of common stock (and units) for issuance under the Plan. Upon completion of this offering, we will issue an aggregate of                    shares of restricted common stock to our directors, director nominees and executive officers and certain employees of WREG pursuant to the Plan.

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the Plan. Shares of common stock issued under this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

We, our directors, director nominees and executive officers, WREG’s senior management and other equity investors in the initial financing (including investors who participate in the concurrent private placement) have agreed that we and they will not, during the period ending (1) 180 days, in the case of us, our directors, director nominees and executive officers and WREG’s senior management, (2) 90 days, in the case of other equity investors in the initial financing, or (3) 120 days, in the case of shares purchased by investors in the concurrent private placement, without the prior written consent of Citigroup Capital Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR

CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL, which is one, nor, unless our bylaws are amended, more than                   . Upon completion of this offering, we expect to have seven directors.

Our charter also provides that, at such time as we become eligible to elect to be subject to certain elective provisions of the MGCL (which we expect will be upon completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director so elected will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors elected by our stockholders is elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a majority vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has, by resolution, elected to opt out of the business combination provisions of the MGCL. We cannot provide you any assurance, however, that our board of directors will not opt to be subject to such business combination provision at any time in the future. Notwithstanding the foregoing, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to their control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. We cannot provide you any assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act (which we will be upon completion of this offering) and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election (which we expect will be upon the completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, (3) require a vacancy on the board be filled only by the remaining directors and any director so elected to serve for the remainder of the full term of the class of directors in which the vacancy occurred and (4) require, unless called by the executive chairman of our board of directors, our president and chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

No Stockholder Rights Plan

We do not have a stockholder rights plan. In the future, we do not intend to adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in the charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors and the vote required to amend such provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or at the direction of our board of directors. Subject to the provisions of our bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

¡	pursuant to our notice of the meeting;

¡	by or at the direction of our board of directors; or

¡

by a stockholder who was a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has provided notice to us with respect to the time period containing the information and certifications, required by the advance notice procedures set forth in our bylaws.

•

with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

¡	by or at the direction of our board of directors; or

¡

provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided notice to us within the time period and containing the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the provisions of our charter regarding the removal of directors, the exclusive power of our board of directors to fill vacancies on the board and adopt, alter or repeal our bylaws, the restrictions on stockholders voting by written consent, the requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders, the power of our board of directors to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified board of directors, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

¡	was committed in bad faith; or

¡	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then such indemnification would be limited to expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of a final disposition or proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement also provides that we, as general partner, and our directors, officers, employees, agents and designees are indemnified to the extent provided therein. See “The Operating Partnership and the Partnership Agreement—Exculpation and Indemnification of General Partner.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of our stock. For a fuller description of this and other restrictions on ownership and transfer of our stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to be qualified as a REIT. Our charter also provides that our board of directors may determine that compliance with the restrictions on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be case on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of our assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise any statutory rights of objecting stockholders.

Dissolution of the Company

The dissolution of our company must be advised by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

THE OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

A summary of the material terms and provisions of the Agreement of Limited Partnership of Waypoint Residential, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries. We will be the sole general partner of our operating partnership, and upon completion of this offering, the formation transactions and the other transactions described in this prospectus,             common units will be outstanding and we will own     % of the outstanding common units. In connection with the formation transactions, we will enter into the partnership agreement and the prior investors in our portfolio who elect to receive common units in the formation transactions and concurrent private placement will be admitted as limited partners of the our operating partnership. Our operating partnership is also authorized to issue a class of units of partnership interest designated as LTIP Units and having the terms described below. The provisions of the partnership agreement described below will be in effect after the completion of the formation transactions and this offering. We will not list the common units on any exchange nor will they be quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of common units;

•	transfer restrictions on units and other partnership interests;

•	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•

our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

•

the right of the limited partners to consent to certain transfers of the company’s general partnership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act, or the Act. Our operating partnership may enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Act, subject to any consent rights set forth in our partnership agreement.

In general, our board of directors will manage the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion. In addition to the powers granted to us under applicable law or any provision of the partnership agreement, but subject to certain rights of holders of common units or any other class or series of partnership interest, we, in our capacity as the general partner of our operating partnership, have the full and exclusive power and authority to do or authorize all things to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and the general partner of our operating partnership under Delaware law and the partnership agreement and to effectuate the purposes of our operating partnership, without the approval or consent of any limited partner. We may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as we determine to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, we may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Restrictions on General Partner’s Authority

The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided under the partnership agreement or under the Act. We may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in “—Amendment of the Partnership Agreement,” and certain amendments described below that require the approval of each affected partner. Certain amendments to the partnership agreement also require the consent of limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.” We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us):

•	take any action in contravention of an express provision or limitation of the partnership agreement;

•

transfer of all or any portion of our general partnership interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner;” or

•	voluntarily withdraw as the general partner.

Without the consent of each affected limited partner or in connection with a transfer of all of our interests in our partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding stock permitted without the consent of the limited partners as described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” or a permitted termination transaction, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:

•	convert a limited partner interest into a general partner interest (other than as a result of our acquisition of that interest);

•	adversely modify in any material respect the limited liability of a limited partner;

•

alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement including in connection with the creation or issuance of any new class or series of partnership interest or to effect or facilitate a permitted termination transaction;

•

alter or modify the redemption rights of holders of common units or the related definitions specified in the partnership agreement (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•

alter or modify the provisions governing the transfer of our general partnership interest in our operating partnership (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•	remove certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

•

amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction).

Additional Limited Partners

We may cause our operating partnership to issue additional units in one or more classes or series or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value;

•	for no consideration;

•	in connection with any merger of any other entity into our operating partnership; or

•	upon the contribution of property or assets to our operating partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any resident of us or our operating partnership and the number of persons that may, as a result of such person’s admission as a limited partner, be treated as directly or indirectly owning an interest in our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner is required in connection with the admission of any additional limited partner.

The partnership agreement authorizes our operating partnership to issue common units and LTIP Units, and our operating partnership may issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption

(including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest, the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

The partnership agreement provides that we may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

Distributions

Our operating partnership will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:

•

first, with respect to any partnership interests that are entitled to any preference in distribution, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•

second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units and, except as described below under “—Special Allocations and Liquidating Distributions on LTIP Units” with respect to liquidating distributions and as may be provided in any incentive award plan or any applicable award agreement, the LTIP Units, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Except for the special allocations to holders of LTIP Units described below under “—Special Allocations and Liquidating Distributions on LTIP Units,” and subject to the rights of the holders of any other class or series of partnership interest, net income or net loss of our operating partnership will generally be allocated to the company, as the general partner, and to the limited partners in accordance with the partners’ respective percentage ownership of the aggregate outstanding common units and LTIP Units. Allocations to holders of a class or series of partnership interest will generally be made proportionately to all such holders in respect of such class or series. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations.

Special Allocations and Liquidating Distributions on LTIP Units

A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to our operating partnership) for its units and is subject to subsequent adjustments, including as the result of allocations of the partner’s share of income or loss of our operating partnership. Because a holder of LTIP Units generally will not pay for the LTIP Units, the initial capital account balance attributable to such LTIP Units will be zero. However, the partnership agreement provides that holders of LTIP Units will receive special allocations of income in the event of a sale or “hypothetical sale” of the assets of our operating partnership, prior to the allocation of income to the company or other holders of common units with respect to the company’s or their common units. Such income will be allocated to holders of LTIP Units to the extent necessary to cause the capital account of a holder of LTIP Units to be economically equivalent to the company’s capital account with respect to an equal number of common units. The term “hypothetical sale” does not refer to an actual sale of our operating partnership’s assets, but refers to certain adjustments to the value of our operating partnership’s assets and the partners’ capital account balances, determined as if there had been a sale of such assets at their fair market value, as required by applicable Treasury Regulations. Further, we may delay or accelerate allocations to holders of LTIP Units, or adjust the allocation of income or loss among the holders of LTIP Units, so that, for the year during which each LTIP Unit’s distribution participation date falls, the ratio of the income and loss allocated to the LTIP Unit to the total amounts distributed with respect to each such LTIP Unit is more nearly equal to the ratio of the income and loss allocated to the company’s common units to the amounts distributed to the company with respect to its common units.

Because distributions upon liquidation of our operating partnership will be made in accordance with the partners’ respective capital account balances, not numbers of units, LTIP Units will not have full parity with common units with respect to liquidating distributions until the special allocations of income to the holders of LTIP Units in the event of a sale or “hypothetical sale” of our operating partnership’s assets causes the capital account of a holder of LTIP Units to be economically equivalent to the company’s capital account with respect to an equal number of common units. To the extent that there is not sufficient income to allocate to an LTIP unitholder’s capital account to cause such capital account to become economically equivalent to the company’s capital account with respect to an equal number of common units, or if such a sale or “hypothetical sale” does not occur, the holder’s LTIP Units will not achieve parity with common units with respect to liquidating distributions.

Borrowing by our Operating Partnership

We may cause our operating partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Reimbursements of Expenses; Transactions with General Partner and its Affiliates

We will not receive any compensation for our services as the general partner of our operating partnership. We have the same right to distributions as other holders of common units. In addition, our operating partnership must reimburse us for all amounts expended by us in connection with our operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of, or for the benefit of, our operating partnership, compensation of officers and employees, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of our operating partnership will receive payments based upon dividends on or the value of our common stock, director fees and expenses, any expenses (other than the purchase price) incurred by us in connection with the redemption or repurchase of shares of our stock, all of our costs and expenses of in connection with our operation as a reporting company (including, without limitation, costs of filings with the SEC) and reports and other distributions to our stockholders and any government agencies, all of our costs and expenses in connection with our operation as a REIT, and all of our costs and expenses in connection with the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests and financing or refinancing of any type related to our operating partnership or its assets or activities. Any reimbursement will be reduced by the amount of any interest we earn on funds we hold on behalf of our operating partnership.

We and our affiliates may sell, transfer or convey any properties to, or purchase any property from, our operating partnership on such terms as we may determine in our sole and absolute discretion.

Exculpation and Indemnification of General Partner

The partnership agreement provides that we will not be liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of our operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in “—Redemption Rights of Qualifying Parties.” The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be directly liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission or by reason of their service as such. We, as the general partner of our operating partnership, are not responsible for any misconduct or negligence on the part of our employees or agents, provided that we appoint such employees or agents in good faith. We, as the general partner of our operating partnership, may consult with legal counsel, accountants and other consultants and advisors, and any action that we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

In addition, the partnership agreement requires our operating partnership to indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (iii) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Business Combinations of our Operating Partnership

Subject to the limitations on the transfer of our interest in our operating partnership described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. However, in connection with the acquisition of properties from persons to whom our operating partnership issues units or other partnership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Qualifying Parties

After the completion of this offering and after the termination of the lock-up agreements, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership’s obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for shares of our common stock (as described below), our operating partnership must deliver the cash redemption amount, subject to certain exceptions, on or before the first business day of the month that is at least 60 calendar days after we receive the holder’s notice of redemption. Among other limitations, a limited partner or qualifying assignee may not require our operating partnership to redeem its common units if the exchange of such units for shares of our common stock would cause any person to violate the restrictions on ownership and transfer of our stock.

On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in “Description of Capital Stock—Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The holder of the common units tendered for redemption must provide certain information, certifications or affidavits, representations, investment letters, opinions and other instruments to ensure compliance with the restrictions on ownership and transfer of our stock set forth in our charter and the Securities Act. The partnership agreement does not require us to register, qualify or list any shares of common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange. Shares of our common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws.

Transfers and Withdrawals

Restrictions on Transfers by Limited Partners

After the completion of this offering, each limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an “accredited investor,” within meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. Unless waived by us, in our sole and absolute discretion, a transferring limited partner must also deliver an opinion of counsel reasonably satisfactory to us that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any state securities laws or regulations applicable to our operating partnership or the partnership interest proposed to be transferred. We may exercise our right of first refusal in connection with a proposed transfer by a limited partner within ten business days of our receipt of notice of the proposed transfer, which must include the identity and address of the proposed transferee and the amount and type of consideration proposed to be paid for the partnership interest. We may deliver all or any portion of any cash consideration proposed to be paid for a partnership interest that we acquire pursuant to our right of first refusal in the form of a note payable to the transferring limited partner not more than 180 days after our purchase of such partnership interest.

Any transferee of a limited partner’s partnership interest must assume by operation of law or express agreement all of the obligations of the transferring limited partner under the partnership agreement with respect to the transferred interest, and no transfer (other than a transfer pursuant to a statutory merger or consolidation in which the obligations and liabilities of the transferring limited partner are assumed by a successor corporation by operation of law) will relieve the transferring limited partner of its obligations under the partnership agreement without our consent, which we may give or withhold in our sole and absolute discretion.

We may take any action we determine in our sole and absolute discretion to prevent our operating partnership from being taxable as a corporation for U.S. federal income tax purposes. No transfer by a limited partner of its partnership interest, including any redemption or any acquisition of partnership interests by us or by our operating partnership or conversion of LTIP Units into common units, may be made to or by any person without our consent, which we may give or withhold in our sole and absolute discretion, if the transfer could:

•	result in our operating partnership being treated as an association taxable as a corporation for U.S. federal income tax purposes;

•	result in a termination of our operating partnership under Section 708 of the Code;

•

be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

•	result in our operating partnership being unable to qualify for one or more of the “safe harbors” set forth in Section 7704 of the Code and the Treasury Regulations thereunder; or

•

based on the advice of counsel to us or our operating partnership, adversely affect our ability to continue to qualify as a REIT or subject us to any additional taxes under Sections 857 or 4981 of the Code.

Admission of Substituted Limited Partners

No limited partner has the right to substitute a transferee as a limited partner in its place. A transferee of a partnership interest of a limited partner may be admitted as a substituted limited partner only with our consent, which we may give or withhold in our sole and absolute discretion, and only if the transferee accepts all of the obligations of a limited partner under the partnership and executes such instruments as we may require to evidence such acceptance and to effect the assignee’s admission as a limited partner. Any assignee of a partnership interest that is not admitted as a limited partner will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Act, including the right to receive distributions from our operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of our operating partnership attributable to the partnership interest held by the assignee and the rights to transfer and redemption of the partnership interest provided in the partnership agreement, but will not be deemed to be a limited partner or holder of a partnership interest for any other purpose under the partnership agreement or the Act, and will not be entitled to consent to or vote on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Act, will remain with the transferring limited partner.

Restrictions on Transfers by the General Partner

Except as described below, any transfer of all or any portion of our interest in our operating partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, must be approved by the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us). Subject to the rights of our stockholders and the limited partners of our operating partnership to approve certain direct or indirect transfers of our interests in our operating partnership described below and the rights of holders of any class or series of partnership interest, we may transfer all (but not less than all) of our general partnership interest without the consent of the limited partners in connection with a permitted termination transaction, which is a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of our stock if:

•

in connection with such event, all of the limited partners will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our common stock (subject to adjustment in accordance with the partnership agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common stock in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received shares of our common stock in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership will be owned by a surviving entity (which may be our operating partnership) in which the limited partners of our operating partnership holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

We may also transfer all (but not less than all) of our interest in our operating partnership to an affiliate of us without the consent of any limited partner, subject to the rights of holders of any class or series of partnership interest.

In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a general partner.

Restrictions on Transfers by Any Partner

Any transfer or purported transfer of a partnership interest other than in accordance with the partnership agreement will be void. Partnership interests may be transferred only on the first day of a fiscal quarter, and no partnership interest may be transferred to any lender under certain nonrecourse loans to us or our operating partnership, in either case, unless we otherwise consent, which we may give or withhold in our sole and absolute discretion. No transfer of any partnership interest, including in connection with any redemption or acquisition of units by us or by our operating partnership or any conversion of LTIP Units into common units, may be made:

•	to a person or entity that lacks the legal right, power or capacity to own the partnership interest;

•	in violation of applicable law;

•

without our consent, which we may give or withhold in our sole and absolute discretion, of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in our operating partnership;

•

if the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or as a “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•

without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause a termination of our operating partnership for U.S. federal or state income tax purposes (other than a result of the redemption or acquisition by us of all units held by limited partners);

•

if the proposed transfer could, based on the advice of legal counsel to us or our operating partnership, cause our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (other than as a result of the redemption or acquisition by us of all units held by all limited partners);

•

if the proposed transfer would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” for purposes of ERISA or a “disqualified person” as defined in Section 4975(c) of the Code;

•

if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to applicable regulations of the United States Department of Labor;

•	if the proposed transfer requires the registration of the partnership interest under any applicable federal or state securities laws;

•

without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could (1) be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) cause our operating partnership to become a “publicly traded partnership,” as that term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) cause (i) our operating partnership to have more than 100 partners, including as partners certain persons who own their interests in our operating partnership indirectly or (ii) the partnership interest initially issued to such partner or its predecessors to be held by more than two partners, including as partners certain persons who own their interests in our operating partnership indirectly, or (4) cause our operating partnership to fail one or more of the “safe harbors” within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

•	if the proposed transfer would cause our operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	if the proposed transfer subjects our operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership. A limited partner may withdraw from our operating partnership only as a result of a transfer of the limited partner’s entire partnership interest in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of our operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire partnership interest.

Amendment of the Partnership Agreement

Except as described below and amendments requiring the consent of each affected partner described in “—Restrictions on General Partner’s Authority,” amendments to the partnership agreement must be approved by us and by a majority in interest of the partners entitled to vote thereon, including us and our subsidiaries. Amendments to the partnership agreement may be proposed only by us or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such a proposal, we must submit any proposed amendment that requires the consent, approval or vote of any partners to the partners entitled to vote on the amendment for approval and seek the consent of such partners to the amendment.

We may, without the approval or consent of any limited partner or any other person but subject to the rights of holders of any additional class or series of partnership interest, amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•

to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, the termination of our operating partnership in accordance with the partnership agreement or the adjustment of the number of outstanding LTIP Units, or a subdivision or combination of outstanding LTIP Units, to maintain a one-for-one conversion and economic equivalence between LTIP Units and common units;

•

to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement that is not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•

to set forth or amend the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the holders any additional classes or series of partnership interest;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•

to reflect such changes as are reasonably necessary for us to maintain our status as a REIT or satisfy the requirements for us to qualify as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any entity that is disregarded with respect to us for U.S. federal income tax purposes;

•

to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement and permitted by applicable law);

•	to reflect the issuance of additional partnership interests;

•	to implement certain procedures in connection with any equity incentive plan we may adopt;

•

to reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of us or our operating partnership and that does not require the consent of each affected partner as described in “—Restrictions on General Partner’s Authority”; and

•

to effect or facilitate a permitted termination transaction, including modification of the redemption rights of holders of common units to provide that the holders of interests in the surviving entity will have the rights described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner” after a permitted termination transaction.

Certain amendments to the partnership agreement must be approved by limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.”

Procedures for Actions and Consents of Partners

Meetings of partners may be called only by us, to transact any business that we determine. Notice of any meeting and the nature of the business to be transacted at the meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days before the date of the meeting. Unless approval by a different number or proportion of the partners is required by the partnership agreement, the affirmative vote of the partners holding a majority of the outstanding partnership interests held by partners entitled to act on any proposal is sufficient to approve the proposal at a meeting of the partners. Partners may vote in person or by proxy. Each meeting of partners will be conducted by us or any other person we appoint, pursuant to rules for the conduct of the meeting determined by the person conducting the meeting. Whenever the vote, approval or consent of partners is permitted or required under the partnership agreement, such vote, approval or consent may be given at a meeting of partners, and any action requiring the approval or consent of any partner or group of partners or that is otherwise required or permitted to be taken at a meeting of the partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken, approved or consented to is given by partners whose affirmative vote would be sufficient to approve such action or provide such approval or consent at a meeting of the partners. If we seek partner approval of or consent to any matter in writing or by electronic transmission, we may require a response within a reasonable specified time, but not less than fifteen days, and failure to respond in such time period will constitute a partner’s consent consistent with our recommendation, if any, with respect to the matter.

Dissolution

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

the removal or withdrawal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement or the involuntary withdrawal of the last remaining general partner as a result of such general partner’s death, adjudication of incompetency, dissolution or other termination of legal existence or the occurrence of certain events relating to the bankruptcy or insolvency of such general partner unless, within ninety days after any such withdrawal, a majority in interest of the remaining partners agree in writing, in their sole and absolute discretion, to continue our operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve our operating partnership by us, in our sole and absolute discretion, with or without the consent of a majority in interest of the partners;

•	the entry of a decree of judicial dissolution of our operating partnership pursuant to the Act; or

•	the redemption or other acquisition by us or our operating partnership of all of the outstanding partnership interests other than partnership interests held by us.

Upon dissolution we or, if there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement and among holders of partnership interests in accordance with their capital account balances.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, will be the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of our operating partnership. In addition, as the general partner, we will have the authority to arrange for the preparation and filing of our operating partnership’s tax returns and to make tax elections under the Code on behalf of our operating partnership.

LTIP Units

Our operating partnership is authorized to issue a class of units of partnership interest designated as “LTIP Units.” We may cause our operating partnership to issue LTIP Units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP Units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP Units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP Units.

Conversion Rights

Vested LTIP Units are convertible at the option of each limited partner and some assignees of limited partners (in each case, that hold vested LTIP Units) into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP Units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP Units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days’ notice to the holder of the LTIP Units.

If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP Units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding LTIP Units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction. If holders of common units have the opportunity to elect the form or type of consideration to be received in any such transaction, we must give prompt written notice to each limited partner holding LTIP Units of such opportunity and use commercially reasonable efforts to allow limited partners holding LTIP Units the opportunity to make such elections with respect to the common units that each such limited partner will receive upon conversion of his or her LTIP Units. If an LTIP unitholder fails to make such an election, he will receive the same kind and amount of consideration that a holder of common units would receive if such holder failed to make such an election. Subject to the terms of an applicable incentive award plan and/or award agreement, our operating partnership must also use commercially reasonable efforts to enter into an agreement with the successor or purchasing entity in any such transaction for the benefit of the limited partners holding LTIP Units, enabling the limited partners holding LTIP Units that remain outstanding after such a transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to common units and preserving as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the partnership agreement for the benefit of the LTIP unitholders.

Any conversion of LTIP Units into common units will be effective as of the close of business on the effective date of the conversion.

Transfer

Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP Units, LTIP Units are transferable to the same extent as common units, as described above in “—Transfers and Withdrawals.”

Voting Rights

Limited partners holding LTIP Units are entitled to vote together as a class with limited partners holding common units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP Unit so held.

Adjustment of LTIP Units

If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP Units or subdivide or combine outstanding LTIP Units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP Units.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and holders of our common stock. For the purposes of this discussion, references to “we,” “our” and “us” mean only Waypoint Homes Realty Trust, Inc., and do not include any of its subsidiaries, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements, including, in general, persons who are referred to as “residents” elsewhere in this prospectus. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the IRS; and

•	court decisions

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any federal tax other than the income tax, associated with the purchase, ownership, or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2013. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2013, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and will operate, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and the holders of its common stock. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this prospectus and our election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2013, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate-level when income is earned and once again at the stockholder level when the income is distributed.

We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

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Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is less than the fair market value of the asset, in each case determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS has issued Proposed Treasury Regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. These Proposed Treasury Regulations will not be effective unless they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all.

•	Tenth, entities we own that are C corporations, including any “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

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Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT, which is expected to be 2014 in our case. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe we have been organized, will operate and will issue sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These share ownership and transfer restrictions are described under “Description of Capital Stock—Restrictions on Ownership and Transfer” in this prospectus. These restrictions, however, do not ensure that we will, in all cases, satisfy, the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We have control of our operating partnership and intend to control any of its subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

We will own interests in one or more taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below, and their operations will be subject to the provisions described above. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

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Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third-parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

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We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test. We may provide certain tenant services through our Manager and other third-party contractors. We believe that all or substantially all services provided by our Manager and such third-party contractors to tenants are customary. To the extent that we believe a service provided by our Manager or a third-party contractor is not customary, we intend to provide such service through a taxable REIT subsidiary. As a result, we do not believe that any of the income that we receive from the rental of homes will be treated as impermissible tenant service income. However, if the IRS were to successfully challenge our treatment of such services provided to tenants, it could adversely affect our ability to qualify as a REIT.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of the value of such property.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the underlying obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the loan is not fully secured by real property, the interest income must be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property security. In this case, we would be required to apportion our annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when we commit to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test described above. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Any mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. To the extent we make corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for the 75% gross income test described above.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code, will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent we receive dividends from a taxable REIT subsidiary, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of our nonqualifying income and will take actions intended to keep such income within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

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following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to conduct its operations so that assets owned by it or its subsidiary partnerships or limited liability companies will not be treated as inventory or primarily for sale to customers, and that a sale of any assets by our operating partnership, either directly or through its subsidiary partnerships or limited liability companies, will not be treated as in the ordinary course of business. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other requirements, (1) the REIT must have held the property for at least two years (and, in the case of property which consists of land or improvements not acquired through foreclosure, the REIT must have held the property for two years for the production of rental income), (2) the expenditures that the REIT capitalized with respect to the property during the two years preceding the sale must be less than 30% of the net selling price of the property, and (3) during the taxable year the property is disposed of, the REIT must not have made more than seven property sales or, alternatively, the aggregate adjusted basis or fair market value of all of the properties sold by the REIT during the taxable year must not exceed 10% of the aggregate adjusted basis or 10% of the fair market value, respectively, of all of the REIT’s assets as of the beginning of the taxable year. It may not be possible to satisfy this safe harbor with respect to certain activities, such as if we were to acquire, renovate and sell the property in a short period of time.

The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. Accordingly, if we intend to sell an asset and are not able to satisfy the safe harbor described above, we may hold the asset through a taxable REIT subsidiary. In addition, it is likely that we will sell certain properties that will not have met all of the requirements of the safe harbor, and that are not held through a taxable REIT subsidiary, if we believe that the sale would not be a prohibited transaction based on a facts and circumstances analysis. However, the avoidance of this tax on prohibited transactions could cause us to undertake less substantial sales of property than we would otherwise undertake in order to maximize our profits. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated, and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

If a taxable REIT subsidiary of ours provides services to our tenants, we intend to set the fees paid to any such taxable REIT subsidiary for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in any other REITs, any qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. Our operating partnership may own the stock of certain corporations that elect, together with us, to be treated as our taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their stock. We intend that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. There can be no assurance that the IRS will not disagree with our determinations of value of such assets.

We intend that homes that we buy with an intention of selling in a manner that might expose us to the 100% tax on prohibited transactions will be sold by a taxable REIT subsidiary. We may finance the acquisition of these homes by a taxable REIT subsidiary by making certain loans to such taxable REIT subsidiary that are secured by real property or interests in partnerships or limited liability companies that hold real property, or mezzanine loans. We may treat these loans as qualifying assets for purposes of the assets tests. In this case, we may treat these loans as not subject to the limitation that securities from taxable REIT subsidiaries must constitute not more than 25% of the assets of a REIT. If the IRS were to successfully challenge the treatment of any of these taxable REIT subsidiary loans as qualifying real estate assets, our ability to meet the asset tests and other REIT requirements could be adversely affected.

In the event that we invest in a mortgage loan that is not fully secured by real property, only a portion of the mortgage loan may be treated as a real estate asset for purposes of the 75% asset test. Pursuant to Revenue Procedure 2011-16, the IRS has announced that it will not challenge a REIT’s treatment of a loan as a real estate asset in its entirety to the extent that the value of the loan is equal to or less than the value of the real property securing the loan at the relevant testing date. However, uncertainties exist regarding the application of Revenue Procedure 2011-16, particularly with respect to the proper treatment under the asset tests of mortgage loans acquired at a discount that increase in value following their acquisition, and no assurance can be given that the IRS would not challenge our treatment of such assets.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we intend to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

Also, our “REIT taxable income” will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the ten-year period following our acquisition of such asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. In these cases, we may borrow funds to pay dividends or pay dividends through the distribution of other property in order to meet the distribution requirements while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General

All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company—General.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. Interests in a partnership are not treated as readily tradable on a secondary market, or the substantial equivalent thereof, if all interests in the partnership were issued in one or more transactions that were not required to be registered under the Securities Act, and the partnership does not have more than 100 partners at any time during the taxable year of the partnership, taking into account certain ownership attribution and anti-avoidance rules (the “100 Partner Safe Harbor”). If our operating partnership does not qualify for the 100 Partner Safe Harbor, interests in our operating partnership would nonetheless be viewed as not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in capital or profits of our operating partnership transferred during any taxable year of our operating partnership does not exceed 2% of the total interests in our operating partnership’s capital or profits, subject to certain exceptions. For purpose of this 2% trading safe harbor, our interests in our operating partnership are excluded from the determination of the percentage interests in capital or profits of our operating partnership. In addition, this 2% trading safe harbor does not apply to transfers by a limited partner in one or more transactions during any 30-day period representing in the aggregate more than 2% of the total interests in our operating partnership’s capital or profits. We, as general partner of our operating partnership, have the authority to take any steps we determine to prevent any trading of interests in our operating partnership that would cause our operating partnership to become a publicly traded partnership, including any steps necessary to ensure compliance with this 2% trading safe harbor.

We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes, and we do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if our operating partnership does not qualify for the 100 Partner Safe Harbor and certain other safe harbor provisions of applicable Treasury Regulations are not available, our operating partnership could be classified as a publicly traded partnership.

If our operating partnership or any of our other partnerships or limited liability companies were to be treated as a publicly traded partnership, it would be taxable as a corporation unless it qualified for the statutory “90%

qualifying income exception.” Under that exception, a publicly traded partnership is not subject to corporate-level tax if 90% or more of its gross income consists of dividends, interest, “rents from real property” (as that term is defined for purposes of the rules applicable to REITs, with certain modifications), gain from the sale or other disposition of real property, and certain other types of qualifying income. However, if any such entity did not qualify for this exception or was otherwise taxable as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment.

Allocations of Income, Gain, Loss and Deduction

Our operating partnership agreement generally provides that allocations of net income to holders of common units will be made proportionately to all such holders in respect of such units. If any limited partners guarantee debt of our operating partnership, then, notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us. In addition, the partnership agreement provides that holders of LTIP units may be entitled to receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to holders of common units. This special allocation of gain is intended to enable the holders of LTIP units to convert such units into common units.

Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties

Upon the completion of this offering, we will contribute the net proceeds from this offering to our operating partnership in exchange for general partnership units therein. As a result, the book value of property owned by the operating partnership will be restated to its fair market value. This restatement is referred to as a book-up or book-down, and the restated value of the property is referred to as its book value. The book-up or book-down of the property will not change its tax basis, and the difference between a property’s book value and tax basis is referred to as a book-tax difference. Also, our operating partnership may, from time to time, acquire property in exchange for interests in our operating partnership. In that case, the tax basis of this property will generally carry over to our operating partnership, notwithstanding its different book (i.e., fair market) value at the time of contribution (this difference is also referred to as a book-tax difference). The partnership agreement will require that income and loss allocations with respect to the operating partnership’s property which has a book-tax difference be made in a manner consistent with Section 704(c) of the Code. Under such provision, such allocations must be made in a manner so that the existing partners (in the case of a contribution of property to the operating partnership which creates a book-tax difference in the property owned by the operating partnership immediately before such contribution) or the contributing partner (in the case of a contribution of new property with a book-tax difference to the operating partnership) is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of such event. The amount of the unrealized gain or unrealized loss is generally equal to the book-tax difference at the time of such event, as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we choose, these book-tax differences (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if this property was acquired by the operating partnership for cash and had a tax basis equal to its respective fair market value, and (2) could cause us to be allocated taxable gain in the event of a sale of this property in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of our or another partner’s share of the cash proceeds arising from a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.” Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply, absent a subsequent event which creates a book-tax difference, such as a contribution of property to our operating partnership or a revaluation of partnership property in connection with an LTIP issuance.

Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

•	holders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	non-U.S. corporations or partnerships, and persons who are not residents or citizens of the United States;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. persons whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. holder,” we mean a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. holder, a partnership or an entity classified as a partnership for U.S. federal income tax purposes, you are a “non-U.S. holder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Holders of our Common Stock

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations, or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock (if any) and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. If we properly designate any portion of a dividend as a capital gain dividend then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long term capital gains which are to be included in our stockholders’ long term capital gains, based on the allocation of the capital gains amount which would have resulted if those undistributed long term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. holder of our common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed as ordinary income rates on such amount. Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

A U.S. holder that sells or disposes of shares of common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares of common stock for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains

Foreign Accounts

Certain payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock and the effective date of such provision. See “—Foreign Accounts.”

Information Reporting and Backup Withholding

We are required to report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders of our Common Stock.”

Taxation of Tax-Exempt Holders of our Common Stock

Dividend income from us and gain arising upon a sale of our shares of common stock generally will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on the transfer and ownership of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our stock is publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally

Distributions that are neither attributable to gain from sales or exchanges by us of U.S. real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (through a U.S. permanent establishment, where applicable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business (through a U.S. permanent establishment, where applicable) will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted basis of the holder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of USRPIs

Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)	the investment in our stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a non-U.S. corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, as discussed above; or

(2)	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains (reduced by certain capital losses).

Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders would generally be taxed at the same rates applicable to U.S. holders, subject to any applicable alternative minimum tax, and any non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty. We also will be required to withhold and to remit to the IRS 35% (or 20% to the extent provided in Treasury Regulations) of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock which is “regularly traded” on an established securities market located in the U.S. is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Common Stock

Gain recognized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. taxation unless such stock constitutes a URSPI. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation”, or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. holders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” In addition, because our common stock will be publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, or (b) the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains (reduced by certain capital losses). In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). The preceding sentence shall not apply to a non-U.S. holder if the non-U.S. holder did not own more than 5% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1) of the preceding sentence and the class of stock as “regularly traded,” as defined by applicable Treasury Regulations.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain arising from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if:

(1)	such class of common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NASDAQ Global Market; and

(2)	such non-U.S. holder owned, actually and constructively, 5% or less of such class of common stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of the applicable class of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Tax Rates

The maximum tax rate for non-corporate taxpayers for long-term capital gains, including certain “capital gain dividends,” is generally 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate). Capital gain dividends will only be eligible for the rates described above to the extent they are properly designated by us as “capital gain dividends.” In general, dividends payable by a REIT that are not “capital gains dividends” are subject to tax at the tax rates applicable to ordinary income. Dividends that a REIT properly designates as “qualified dividend income,” however, are subject to a maximum tax rate of 20% in the case of non-corporate taxpayers. In general, dividends payable by a REIT are only eligible to be taxed as qualified dividend income to the extent that the taxpayer satisfies certain holding requirements with respect to the REIT’s stock and the REIT’s dividends are attributable to dividends received by the REIT from certain taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). In addition, certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of stock. Prospective investors should consult their tax advisors regarding the tax rates applicable to them in light of their particular circumstances.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

The withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any federal tax other than the income tax. Prospective investors should consult their tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our directors, director nominees and executive officers, WREG’s senior management and other equity investors in the initial financing (including investors who participate in the concurrent private placement) have agreed that we and they will not, during the period ending (1) 180 days, in the case of us, our directors, director nominees and executive officers and the executive officers and other employees of WREG, (2) 90 days, in the case of other equity investors in the initial financing, or (3) 120 days, in the case of shares purchased by investors in the concurrent private placement, without the prior written consent of Citigroup and Jefferies, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and Jefferies in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to                   % of the shares for sale at the initial public offering price to certain persons who are directors, officers, employees of WREG, officers of WREG or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for persons who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup and Jefferies, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For persons in the immediately preceding paragraph purchasing, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup and Jefferies in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “WAY.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $        .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

¡	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ underwriters’ option to purchase additional shares.

¡	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

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To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under the bridge facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In particular, Jefferies Mortgage Finance, Inc., an affiliate of Jefferies LLC, is a lender under the $97.5 million bridge facility. Because we intend to use a portion of the net proceeds from this offering to repay the bridge facility in full, Jefferies Mortgage Finance, Inc. will receive a portion of the net proceeds from this offering through the repayment of the bridge facility. The aggregate amount received by the underwriters and their affiliates, as applicable, from the repayment of the bridge facility may exceed 5% of the proceeds of this offering (not including the underwriting discount). Nonetheless, in accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc., or FINRA, the appointment of a qualified independent underwriter is not necessary in connection with this offering because REITs are excluded from that requirement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. In addition, the description of the U.S. federal income tax consequences contained in the section of the prospectus entitled “Federal Income Tax Considerations” is based upon the opinion of Latham & Watkins LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP. As to certain matters of Maryland law, Latham & Watkins LLP may rely on the opinion of Ballard Spahr LLP, Baltimore, Maryland.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the balance sheet of Waypoint Homes Realty Trust, Inc. at March 21, 2013 and the consolidated financial statements of Waypoint Fund XI, LLC and subsidiaries at May 10, 2013 and for the period from March 5, 2013 (Inception) to May 10, 2013 as set forth in their reports. We have included our balance sheet and financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

We disclose estimates, forecasts and projections throughout this prospectus, in particular in the sections entitled “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by JBREC, a real estate consulting firm. We have agreed to pay JBREC a total fee of $56,000 for that market study, of which $28,000 has been paid and $28,000 will be paid upon completion of this offering. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Waypoint Homes Realty Trust, Inc.

We have audited the accompanying balance sheet of Waypoint Homes Realty Trust, Inc. as of March 21, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Waypoint Homes Realty Trust, Inc. as of March 21, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

March 21, 2013

WAYPOINT HOMES REALTY TRUST, INC.

Balance Sheet

As of March 21, 2013

Assets
Cash and cash equivalents	$1,000

Total assets	$1,000

Stockholders’ Equity
Stockholders’ equity:
Common stock ($0.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding)	$10
Additional paid-in capital	990

Total stockholders’ equity	$1,000

See accompanying notes to balance sheet

NOTES TO THE BALANCE SHEET

Note 1. Organization

Waypoint Homes Realty Trust, Inc. (“Waypoint”) is a newly organized Maryland corporation that intends to focus on the acquisition, renovation, leasing, maintenance and management of single-family homes. Waypoint was organized in Maryland on March 18, 2013. Under Waypoint’s charter, Waypoint is authorized to issue up to 100,000 shares of common stock. Waypoint was initially capitalized by issuing 1,000 shares of stock. Waypoint has no assets other than cash and has not commenced operations.

Waypoint is in the process of preparing for an initial public offering (the “Offering”), pursuant to which it proposes to issue common stock to the public. Waypoint intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to the Offering.

Following the completion of the Offering and formation transactions, substantially all of Waypoint’s assets will be held by, and operations will be conducted through Waypoint Homes Realty Trust, L.P. (the “Operating Partnership”), of which Waypoint will be the sole general partner. Waypoint will contribute the net proceeds from the Offering to the Operating Partnership in exchange for common units therein. Waypoint will be externally managed by Waypoint Real Estate Group, LLC and Waypoint Homes, Inc. (collectively, “WREG”).

Waypoint intends to elect and qualify to be taxed as a REIT for U.S. income tax purposes, commencing with Waypoint’s taxable year ending December 31, 2013. Waypoint generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes all of its net taxable income to stockholders and maintains its intended qualification as a REIT. Accordingly, the financial statements do not reflect any provisions for income taxes.

Note 2. Significant Accounting Policies

Basis of Presentation

The balance sheet includes all of the accounts of Waypoint as of March 21, 2013, presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of the balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Investments in Real Estate

Waypoint evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred. Fair value is determined under the guidance of ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable market data inputs, which are categorized as Level 3 valuation measurements. In making estimates of fair values for purposes of asset acquisition and purchase accounting, Waypoint utilizes its own market knowledge and published market data.

Impairment of Real Estate

Waypoint evaluates its long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If an impairment indicator exists,

Waypoint will compare the expected future undiscounted cash flows against the net carrying amount of a property. Significant indicators of impairment may include declines in homes values, rental rate and occupancy and significant changes in the economy. Waypoint plans to make its assessment at the individual property level because it represents the lowest level of cash flows. If the sum of the estimated undiscounted cash flows is less than the net carrying amount of the property, Waypoint will record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date.

Cash and cash equivalents

Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired.

Underwriting Commissions and Offering Costs

Underwriting commissions and offering costs to be incurred in connection with Waypoint’s common stock offering will be reflected as a reduction of additional paid in capital. Such costs are contingent on the offering being completed.

Revenue Recognition

Waypoint leases its single family residences under operating leases. The lease periods will generally be short-term in nature (one or two years) and reflect market rental rates. Rental income, net of concessions, is recognized on a straight-line basis over the term of the lease.

Depreciation of Investment in Real Estate

Building depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Waypoint will generally use a 40 year estimated life with no salvage value.

Organization Costs

Costs incurred to organize Waypoint will be expensed as incurred. Estimated costs are not yet determinable.

Related Party Transactions

Waypoint will be externally managed by WREG. Upon closing of the Offering, Waypoint will enter into a management agreement with WREG, pursuant to which WREG will be responsible for providing all of the management and operational services required to conduct Waypoint’s business affairs. WREG will remain at all times subject to the supervision of Waypoint’s board of directors. Other than our President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chief Legal Officer, Waypoint has no officers or employees, but rather will depend on WREG to provide all personnel necessary to conduct Waypoint’s affairs. Waypoint will be required to pay WREG a management fee calculated in accordance with the management agreement.

The 1,000 shares of stock used to initially capitalize Waypoint are held by the President and Chief Executive Officer of Waypoint.

Subsequent Events

Waypoint has evaluated subsequent events through March 21, 2013, the date the balance sheet was issued. No events were identified requiring disclosure in the notes to the balance sheet.

Report of Independent Registered Public Accounting Firm

The Members

Waypoint Fund XI, LLC

We have audited the accompanying consolidated balance sheet of Waypoint Fund XI, LLC and Subsidiaries (the Company) as of May 10, 2013, and the related consolidated statements of operations, members’ equity, and cash flows for the period from March 5, 2013 (inception) to May 10, 2013. Our audit also included the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waypoint Fund XI, LLC and Subsidiaries at May 10, 2013, and the consolidated results of their operations and their cash flows for the period from March 5, 2013 (inception) to May 10, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

May 28, 2013

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF MAY 10, 2013

ASSETS
Investments in real estate:
Land	$17,942,705
Building and improvements	51,556,905

69,499,610
Accumulated depreciation	(1,110)

Investments in real estate, net	69,498,500
Cash and cash equivalents	28,250,456
Escrow deposits	3,571,200
Accounts receivable	57,377
Prepaid and other assets	40,108
Deferred financing costs, net	1,002,449

Total assets	$102,420,090

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Bridge loan	$65,247,273
Security deposits	12,800
Due to related parties, net	268,174
Accounts payable and accrued liabilities	2,839,855

Total liabilities	68,368,102
Members’ equity	34,051,988

Total liabilities and members’ equity	$102,420,090

The accompanying notes are an integral part of these consolidated financial statements.

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 5, 2013 (INCEPTION)

TO MAY 10, 2013

REVENUE
Rental revenue	$14,067

EXPENSES
Property expenses	29,014
Taxes and insurance	1,482
Fund management fees	75,833
General and administrative	32,802
Depreciation and amortization	1,110
Interest expense, including amortization	255,764
Organization costs	72,215

Total expenses	468,220

Net loss	$(454,153)

The accompanying notes are an integral part of these consolidated financial statements.

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

FOR THE PERIOD FROM MARCH 5, 2013 (INCEPTION)

TO MAY 10, 2013

	Managing Member	Non-Managing Members	Total Members’ Equity
Balance, March 5, 2013 (Inception)	$—	$—	$—
Capital contributions	—	35,000,000	35,000,000
Offering costs	—	(493,859)	(493,859)
Net loss	—	(454,153)	(454,153)

Balance, May 10, 2013	$—	$34,051,988	$34,051,988

The accompanying notes are an integral part of these consolidated financial statements.

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MARCH 5, 2013 (INCEPTION)

TO MAY 10, 2013

OPERATING ACTIVITIES:
Net loss	$(454,153)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,110
Amortization of financing costs	118,458
Paid-in kind interest expense on bridge loan	137,306
Changes in assets and liabilities:
Accounts receivable	(57,377)
Prepaid expenses and other assets	(40,108)
Due from related parties	(265,379)
Accounts payable and accrued liabilities	718,318
Security deposits	12,800

Net cash provided by operating activities	170,975

INVESTING ACTIVITIES:
Increase in escrow deposits	(3,571,200)
Acquisitions of investments in real estate	(66,734,448)
Capital improvements of investments in real estate	(533,658)

Net cash used in investing activities	(70,839,306)

FINANCING ACTIVITIES:
Borrowings on related party loans	5,600,000
Payment of related party loans	(5,600,000)
Increase in due to related party	533,553
Proceeds from bridge loan	65,000,000
Payment of financing costs	(1,120,907)
Capital contributions	35,000,000
Payment of offering costs	(493,859)

Net cash provided by financing activities	98,918,787

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,250,456
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,250,456

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital improvements in accounts payable and accrued liabilities	$2,121,537

Interest capitalized on bridge loan	$109,967

The accompanying notes are an integral part of these consolidated financial statements.

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 10, 2013

Note 1 – Organization and Operations

Waypoint Fund XI, LLC (the “Company”) is a limited liability company formed on March 5, 2013 for the purpose of acquiring, renovating, leasing, maintaining and managing single-family homes located in the states of Arizona, California, Florida, Georgia, Illinois, Nevada and Texas. Waypoint Real Estate Group, LLC (“WREG” or the “Managing Member”) is the managing member of the Company. The non-managing members (the “Non-Managing Members”; together with the Managing Member, the “Members”) of the Company include third party investors and certain executives and employees of an affiliate of the Managing Member.

The Company is the predecessor entity to Waypoint Homes Realty Trust, Inc. (the “REIT”). Immediately prior to or concurrently with the completion of the initial public offering (the “IPO”) of the REIT, the Company will convert into a Delaware limited partnership, be renamed Waypoint Homes Realty Trust, L.P. (the “Operating Partnership”) and the REIT will become the general partner of the Operating Partnership. All properties will be held either directly or indirectly by the Operating Partnership after the IPO. The Non-Managing Members of the Company will be issued units of limited partnership interest in the Operating Partnership and warrants exercisable for shares of the common stock of the REIT concurrently with the completion of the IPO.

As of May 10, 2013, the Company had received capital contributions of $35,000,000 from certain Non-Managing Members. Subsequent to May 10, 2013, the Company received additional capital contributions of $10,530,000 from Non-Managing Members.

Profits and losses of the Company are allocated to the Members in accordance with the terms of the Company’s Limited Liability Company Agreement (the “Agreement”). Generally, the Managing Member only participates in profits over a certain return threshold to Non-Managing Members.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of all entities for which the Company owns, directly or indirectly, 100% of the voting interest in the entity. All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Investments in Real Estate

Single-family homes are recorded at cost, less accumulated depreciation, less an adjustment, if any, for impairment. All single-family homes are purchased to be leased. Acquired single-family homes not subject to an existing lease are recorded at the purchase price, including acquisition costs, allocated between land, building and improvements based upon their fair values at the date of acquisition. Single-family homes acquired with an existing lease are recorded at the purchase price, allocated to land, building, building improvements and the existing lease based upon their fair values at the date of acquisition, with acquisition costs expensed as incurred. Fair value is determined under the guidance of Accounting Standard Codification (“ASC”) 820, Fair Value

Measurements and Disclosures, primarily based on unobservable market data inputs, which are categorized as Level 3 valuation measurements. In determining the fair value of assets acquired and liabilities assumed, the Company utilizes its own market knowledge and information obtained from various third party sources including real estate brokers, real estate data providers and county tax assessment records to develop market averages which are further analyzed using replacement cost analysis to support building and site improvement allocations. Market averages are further refined to address property specific attributes. The fair value of acquired in-place lease intangibles are based on costs to execute similar leases including commissions and other related costs. The origination value of in-place leases also includes an estimate of lost rent revenue at in-place rental rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition.

Depreciation of Investments in Real Estate

Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The following table reflects the standard depreciable lives typically used to compute depreciation and amortization.

Description	Standard Depreciable Life
Land	Not depreciated
Building	40 years
Building and site improvements	4-25 years
Leasing costs	Lease term
In-place leases	Lease term

Impairment of Real Estate

The Company evaluates its long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include declines in homes values, rental rate and occupancy and significant changes in the economy. The Company makes its assessment at the individual property level because it represents the lowest level of identifiable cash flows. If an impairment indicator exists, the Company compares the expected future undiscounted cash flows against the net carrying amount of a property. If the sum of the estimated undiscounted cash flows is less than the net carrying amount of the property, the Company records an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. To determine the estimated fair value the Company considers comparable home sales or appraisals.

Capitalized Costs

For vacant properties the Company capitalizes certain costs incurred in connection with the associated stabilization activities, including tangible property improvements and replacements of existing property components. Included in these capitalized costs are certain WREG personnel costs directly associated with time spent in connection with the acquisition, planning and execution of all capital investment activities at the property level and allocations of certain indirect costs, which totaled $437,130 for the period from March 5, 2013 (inception) to May 10, 2013. The Company also capitalizes interest, property taxes, insurance, and homeowners’ association dues up through the renovation period of the stabilization process, which totaled $146,187 for the period from March 5, 2013 (inception) to May 10, 2013. The process of stabilization includes the acquisition, renovation, marketing and leasing of a property. Interest is capitalized at a rate equal to the Company’s weighted average cost of debt. On newly acquired homes targeted for immediate renovation, capitalization generally commences at acquisition. On homes where renovation is not targeted at acquisition or is performed later during the asset lifecycle, capitalization begins when activities to prepare the home for renovation commence. Capitalization continues up until the time a property is ready for its intended use which is when a property’s renovations are complete and it is ready for resident occupancy. After such time such costs are expensed. Also, throughout the property lifecycle, expenditures that increase the value of the property or extend its useful life are capitalized as well as costs incurred to successfully originate a lease that result directly from, and are essential to, the acquisition of that lease. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances on deposit with financial institutions and highly liquid investments with a maturity of three months or less at the date of acquisition.

Escrow Deposits

Escrow deposits include cash on deposits for the purchase of single-family homes.

Revenue Recognition

The Company leases its single-family homes under operating leases. The lease periods are generally short-term in nature (one or two years) and reflect market rental rates. Rental income, net of concessions, is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. ASC 820 requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

As of May 10, 2013, the fair value of cash and cash equivalents approximated its carrying value because of the short-term nature of this asset. As of May 10, 2013, the carrying value of the bridge term loan of $65,247,273 approximates its fair value. The estimated fair value of the bridge loan is based on observable inputs such as interest rates for similar loans in active markets, and is therefore classified as Level 2.

Deferred Financing Costs

Deferred financing costs, consisting of banking, legal and other fees relating to the issuance of debt under the Company’s bridge loan (see Note 3), are capitalized and amortized to interest expense using the effective interest method over the term of the related loan. Deferred financing costs in the accompanying consolidated balance sheet are shown at cost, net of accumulated amortization of $118,458 as of May 10, 2013.

Offering Costs

Offering costs, consisting of legal, accounting and other fees relating to the equity financing (see Note 1) are deferred and recognized in equity in the accompanying consolidated balance sheet. As of May 10, 2013, offering costs totaled $493,859.

Organization Costs

Costs incurred in the organization of the Company are charged to expense as incurred. For the period from March 5, 2013 (inception) to May 10, 2013, organization costs totaled $72,215.

Income Taxes

The Company, organized as a limited liability company, is treated as a partnership for federal and state income tax purposes. The results of operations of the Company are includable in the tax returns of the Members and, consequently, no provision for taxes on such income has been made at the Company level.

Recently Issued Accounting Pronouncements

Effective March 5, 2013 (inception), the Company adopted Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which generally aligns the principles for fair value measurements and the related disclosure requirements under US GAAP and International Financial Reporting Standards (“IFRS”). This standard requires new disclosures, with a particular focus on Level 3 measurements, including; quantitative information about the significant unobservable inputs used for all Level 3 measurements; qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs and a description of the Company’s valuation processes. This standard also requires disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy; information about when the current use of a non-financial asset measured at fair value differs from its highest and best use and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Note 3 – Bridge Loan

On April 1, 2013 (the “Closing Date”), the Company entered into an agreement (the “Credit Agreement”) with a financial institution for a bridge loan in the amount of $65,000,000 to finance the purchase and renovation of real properties. The bridge loan has an expected maturity of the earlier of the IPO or October 1, 2014. The bridge loan is payable in one lump sum at its maturity.

The bridge loan carries an interest rate at (i) the London Interbank Offered Rate (“LIBOR”), plus an applicable margin equal to (x) 3.50% during the period beginning on the Closing Date and ending on the twelve month anniversary of the Closing Date, (y) 4.00% during the period beginning on the first day following the twelve month anniversary of the Closing Date and ending on the fifteen month anniversary of the Closing Date, and (z) 4.50% beginning the day following the fifteen month anniversary of the Closing Date; or (ii) a base rate equal to the higher of (i) the prime rate, or (ii) the federal funds rate plus 0.50%. The Credit Agreement does not require payment of interest through the twelfth month anniversary of the Closing Date.

The Credit Agreement requires the Company to comply with certain quarterly and annual financial and reporting covenants. Borrowings under the Credit Agreement are secured by substantially all of the Company’s assets and guaranteed by the Managing Member. The Company is in compliance with the covenants as of May 10, 2013.

As of May 10, 2013, the outstanding balance of the bridge loan was $65,247,273, and is reported as bridge loan in the accompanying consolidated balance sheet. Subsequently, on May 16, 2013, the Company amended and restated the Credit Agreement increasing the bridge loan amount by $32,500,000 and incurred additional financing costs of $283,840. There are no other modifications to the terms and conditions of the bridge loan in the amended and restated Credit Agreement.

The Company incurred interest costs of $247,273, of which $109,967 was capitalized to investments in real estate, relating to the bridge loan during the period from March 5, 2013 (inception) to May 10, 2013. In accordance with the Credit Agreement, interest increases the balance of the bridge loan through the twelfth month anniversary of the Closing Date.

Note 4 – Related Party Transactions

The Company has incurred costs related to the IPO on behalf of the REIT and other costs on behalf of WREG. As of May 10, 2013, the total reimbursable cost, due from the REIT and WREG, was $172,760 and $92,619, respectively, and is included in due to related parties in the accompanying consolidated balance sheet.

In accordance with the Agreement, the Company pays the Managing Member a fund management fee of 2.00% per annum based on the capital contributions of all Non-Managing Members, as defined in the Agreement. For the period from March 5, 2013 (inception) to May 10, 2013, the Company incurred $75,833 in fund management fees.

Pursuant to the Agreement, the Managing Member receives expense reimbursements for costs associated with the Company’s operations. Personnel, office space and other resources of the Managing Member or its affiliates are shared among related entities to the Managing Member, and each entity reimburses the Managing Member or its affiliates for its share of the cost of such resources. These overhead costs are included in operating expenses and general and administrative in the consolidated statement of operations, and are allocated among the various expense categories depending on how the resources are used. Overhead costs that are associated with development homes are capitalized to investments in real estate in the consolidated balance sheet. For the period from March 5, 2013 (inception) to May 10, 2013, the Company was allocated expense reimbursements of $457,720, of which $437,130 have been capitalized to investments in real estate in the accompanying consolidated balance sheet.

Note 5 – Subsequent Events

Events subsequent to May 10, 2013 were evaluated through the date the financial statements were issued.

In addition to the subsequent events detailed in Note 1, Organization and Operations, and Note 3, Bridge Loan, from May 11, 2013 and through the date the financial statements were issued, the Company acquired 130 single-family homes located in the states of Arizona, California, Florida, Georgia and Illinois for an aggregate purchase price of approximately $18,685,000.

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF MAY 10, 2013

			Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Cost Basis
Market	No. of Properties		Land	Depreciable Property	Depreciable Property	Land	Depreciable Property	Total	Accumulated Depreciation	Date of Acquisition
San Francisco Bay Area	44	10%	$2,605,156	$6,678,722	$386,910	$2,605,156	$7,065,632	$9,670,788	$—	2013
Sacramento, CA	15	4%	488,826	1,491,194	80,443	488,826	1,571,637	2,060,463	—	2013
Inland Empire	78	18%	4,580,452	11,340,582	446,311	4,580,452	11,786,893	16,367,345	—	2013
Los Angeles, CA	43	10%	2,813,939	6,197,214	386,773	2,813,939	6,583,987	9,397,926	(627)	2013
Chicago, IL	53	13%	1,144,074	4,439,906	302,544	1,144,074	4,742,450	5,886,524	—	2013
Atlanta, GA	62	15%	1,924,152	5,855,009	205,241	1,924,152	6,060,250	7,984,402	—	2013
Phoenix, AZ	29	7%	818,069	3,098,599	251,577	818,069	3,350,176	4,168,245	(273)	2013
Central Florida	61	14%	1,737,229	6,252,590	465,807	1,737,229	6,718,397	8,455,626	(210)	2013
South Florida	36	9%	1,790,567	3,266,372	238,199	1,790,567	3,504,571	5,295,138	—	2013
Las Vegas, NV	1	0%	40,241	171,555	1,357	40,241	172,912	213,153	—	2013

	422	100%	$17,942,705	$48,791,743	$2,765,162	$17,942,705	$51,556,905	$69,499,610	$(1,110)

WAYPOINT FUND XI, LLC AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF MAY 10, 2013

A summary of activity for real estate and accumulated depreciation for the period from March 5, 2013 (inception) to May 10, 2013 is as follows:

Investments in Real Estate:
Balance as of March 5, 2013 (inception)	$—
Acquisitions	66,734,448
Improvements	2,765,162

Balance as of May 10, 2013	$69,499,610

Accumulated Depreciation:
Balance as of March 5, 2013 (inception)	$—
Depreciation expense	(1,110)

Balance as of May 10, 2013	$(1,110)

             Shares

Common Stock

PRELIMINARY  PROSPECTUS

                    , 2013

Citigroup

Jefferies

Through and including                      (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, we expect to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Type	Amount
Securities and Exchange Commission Registration Fee		$13,640
Financial Industry Regulatory Authority, Inc. Filing Fee		*
NASDAQ Global Market Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.

Item 32. Sales to Special Parties.

See response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

On March 21, 2013, we issued 1,000 shares of our common stock to our President and Chief Executive Officer, Gary Beasley, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act. We will use $1,000 of the net proceeds from this offering to repurchase these shares.

In connection with the formation transactions, we will issue                      warrants to purchase shares of our common stock at an exercise price of $                     per share to equity investors in the initial financing. The issuance of such warrants will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act.

In connection with the formation transactions, an aggregate of                      shares of common stock and              common units with an aggregate value of $                     million (based on the midpoint of the price range set forth on the front cover of the prospectus forming part of this registration statement), will be issued to certain persons owning interests in WLLC, the entity that will become our operating partnership, as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act.

Concurrently with the closing of this offering, we will complete a separate private placement pursuant to which we will sell                      shares of common stock, based on the mid-point of the range of prices on the cover of the prospectus, with an aggregate value of $                     million to certain investors, at a price per share equal to the price to the public less the underwriting discount, resulting in us receiving the same net proceeds from the sale of such shares as we would have received if they were sold in this offering. All such persons had a substantive, pre-existing relationship with us. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable costs, fees and expenses (including attorneys’ fees, costs and expenses) in advance of final disposition of a proceeding and without requiring a preliminary determination of ultimate entitlement to indemnification, to any present or former director or officer of the company or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager of such corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise, and who was or is made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any personnel or agent of our company or a predecessor of our company.

The Maryland General Corporation Law, or the MGCL, requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us and (ii) a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Under the management agreement, WREG maintains a contractual as opposed to a fiduciary relationship with us which limits WREG’s obligations to us to those specifically set forth in the management agreement. The ability of WREG and its officers and employees to engage in other business activities may reduce the time WREG spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the MGCL for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including officers who are employees of WREG, are subject only to general agency principles, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure.

We expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements.    See page F-1 for an index to the financial statements and schedules included in this registration statement.

(b) Exhibits.    The attached Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on May 29, 2013.

WAYPOINT HOMES REALTY TRUST, INC.

By:	/s/ Gary Beasley
Gary Beasley
Chairman and Sole Director, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on this May 29, 2013.

Name	Title

/s/ Gary Beasley Gary Beasley	Chairman and Sole Director, President and Chief Executive Officer

/s/ Nina Tran Nina Tran	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Articles of Incorporation of Waypoint Homes Realty Trust, Inc., as currently in effect.
3.2	*	Bylaws of Waypoint Homes Realty Trust, Inc., as currently in effect.
3.3	*	Articles of Amendment and Restatement of Waypoint Homes Realty Trust, Inc. to be effective upon completion of this offering.
3.4	*	Amended and Restated Bylaws of Waypoint Homes Realty Trust, Inc. to be effective upon completion of this offering.
4.1	*	Specimen Common Stock Certificate of Waypoint Homes Realty Trust, Inc.
5.1	*	Opinion of Ballard Spahr LLP regarding the validity of the securities being registered.
8.1	*	Opinion of Latham & Watkins LLP regarding certain tax matters.
10.1	*	Agreement of Limited Partnership of Waypoint Homes Realty Trust, L.P. to be effective upon completion of this offering.
10.2	*	Management Agreement to be entered into by and among .
10.3	*	Waypoint Homes Realty Trust, Inc. and Waypoint Homes Realty Trust, L.P. 2013 Equity Incentive Award Plan.
10.4	*	Form of Indemnification Agreement to be entered into by and between Waypoint Homes Realty Trust, Inc. and certain officers and directors.
21.1	*	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23.2	*	Consent of Ballard Spahr LLP (included in Exhibit 5.1).
23.3	*	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
23.4		Consent of John Burns Real Estate Consulting, LLC.
24.1	*	Power of Attorney.
99.1	*	Consent of Director Nominee of .
99.2	*	Consent of Director Nominee of .
99.3	*	Consent of Director Nominee of .
99.4	*	Consent of Director Nominee of .
99.5	*	Consent of Director Nominee of .

*	To be filed by amendment.
†	The schedules and exhibits to this agreement have been omitted from this filing pursuant to Item 601 (b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any such omitted schedules or exhibits to the SEC upon request.